 As filed with the Securities and Exchange Commission on January 29, 2009
Registration No. 333-143819

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐    PRE-EFFECTIVE AMENDMENT NO.
           ☒    POST-EFFECTIVE AMENDMENT NO. 9

PROSPECT CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 44th Floor
New York, NY 10016

(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code:  (212) 448-0702

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)

Copies of information to:
Richard T. Prins
Skadden Arps Slate Meagher & Flom LLP
4 Times Square
New York, NY  10036
(212) 735-3000

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box.    ☒

 It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to section 8(c).

 If appropriate, check the following box:

☐     This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐     This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is             .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value per share(2)			$
Preferred Stock(2)
Debt Securities(3)
Warrants(4)
Total	$500,000,000		$500,000,000(5)	$19,650
(1)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(2)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time.
(3)
Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time.  If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $500,000,000.

(4)
Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(5)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $500,000,000.

Filed Pursuant to Rule 497(e)
Registration No. 333-143819
The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion
Preliminary Prospectus dated January 29, 2009

$500,000,000
(PROSPECT LOGO)

PROSPECT CAPITAL CORPORATION
Common Stock
Preferred Stock
Debt Securities
Warrants

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of common stock, preferred stock or debt securities, collectively, the Securities, to provide us with funds to repay outstanding debt and to acquire investments that we reasonably believe are in our acquisition pipeline.  Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus, possibly at a discount to net asset value per share in certain circumstances.  You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

Our Securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers.  We may also offer common stock to our stockholders and others through the issuance to stockholders of rights.  The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated.  See "Plan of Distribution."  We may not sell any of our Securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such Securities.  Our common stock is traded on The NASDAQ Global Select Market under the symbol "PSEC."  As of January 28, 2009, the last reported sales price for our common stock was $11.63.

Prospect Capital Corporation, or the Company, is a company that lends to and invests in middle market privately-held companies.

Prospect Capital Corporation, a Maryland corporation, has been organized as a closed-end investment company since April 13, 2004 and has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act, and is a non-diversified investment company within the meaning of the 1940 Act.

Prospect Capital Management LLC, our investment adviser, manages our investments and Prospect Administration LLC, our administrator, provides the administrative services necessary for us to operate.

Investing in our Securities involves a heightened risk of total loss of investment and is subject to risks.  Before buying any Securities, you should read the discussion of the material risks of investing in our Securities in "Risk Factors" beginning on page 9 of this prospectus.

This prospectus contains important information about us that you should know before investing in our Securities.  Please read it before making an investment decision and keep it for future reference.  We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC.  This information will be available free of charge by writing to Prospect Capital Corporation at 10 East 40th Street, 44th Floor, New York, NY  10016, or by calling collect at 212-448-0702.  Our Internet address is http://www.prospectstreet.com.  You may also obtain information about us from the SEC's website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this Prospectus is     , 2009

i

Table of Contents

Page
About this Propectus	ii
Prospectus Summary	1
Selected Condensed Financial Data	7
Risk Factors	9
Management's Discussion and Analysis of Financial Conditions and Results of Operations	24
Report of Management on Internal Control Over Financial Reporting	41
Use of Proceeds	42
Forward-Looking Statements	43
Distributions	45
Price Range of Common Stock	47
Business	48
Management	54
Certain Relationships and Transactions	70
Control Persons and Principal Stockholders	71
Portfolio Companies	72
Determination of Net Asset Value	75
Sales of Common Stock Below Net Asset Value	76
Dividend Reinvestment Plan	79
Material U.S. Federal Income Tax Considerations	81
Descriptions of Our Capital Stock	88
Description of Our Preferred Stock	94
Description of Our Debt Securities	95
Description of Our Warrants	96
Regulation	98
Custodian, Transfer and Dividend Paying Agent and Registrar	104
Brokerage Allocation and Other Practices	105
Plan of Distribution	106
Legal Matters	108
Independent Registered Public Accounting Firm	108
Available Information	108
Index to Financial Statements	F-1
Part C – Other Information	C-1

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC, using the "shelf" registration process.  Under the shelf registration process, we may offer, from time to time on a delayed basis, up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering.  The Securities may be offered at prices and on terms described in one or more supplements to this prospectus.  This prospectus provides you with a general description of the Securities that we may offer.  Each time we use this prospectus to offer Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the heading "Available Information" and the section under the heading "Risk Factors" before you make an investment decision.

ii

PROSPECTUS SUMMARY

The following summary contains basic information about this offering.  It does not contain all the information that may be important to an investor.  For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred.

Information contained or incorporated by reference in this prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which are statements about the future that may be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act.  The matters described in "Risk Factors" and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.  The Company reminds all investors that no forward-looking statement can be relied upon as an accurate or even mostly accurate forecast because humans cannot forecast the future.

The terms "we," "us," "our," and "Company" refer to Prospect Capital Corporation; "Prospect Capital Management" or the "Investment Adviser"  refers to Prospect Capital Management LLC, our investment adviser; "Prospect Administration" or the "Administrator" refers to Prospect Administration LLC, our administrator; and "Prospect" refers to Prospect Capital Management LLC, its affiliates and its predecessor companies.

 The Company

We are a financial services company that lends to and invests in middle market privately-held companies.

We were originally organized under the name "Prospect Street Energy Corporation" and we changed our name to "Prospect Energy Corporation" in June 2004.  We changed our name again to "Prospect Capital Corporation" in May 2007 and at the same time terminated our policy of investing at least 80% of our net assets in energy companies.  While we expect to be less focused on the energy industry in the future, we will continue to have significant holdings in the energy and energy related industries.  We have been organized as a closed-end investment company since April 13, 2004 and have filed an election to be treated as a business development company under the 1940 Act.  We are a non-diversified company within the meaning of the 1940 Act.  Our headquarters are located at 10 East 40th Street, 44th Floor, New York, NY  10016, and our telephone number is (212) 448-0702.

 The Investment Adviser

Prospect Capital Management, an affiliate of the Company, manages our investment activities.  Prospect Capital Management is an investment adviser that has been registered under the Investment Advisers Act of 1940, or the Advisers Act, since March 31, 2004.  Under an investment advisory and management agreement between us and Prospect Capital Management, or the Investment Advisory Agreement, we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities, as well as a two-part incentive fee based on our performance.

 The Offering

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our Securities to provide us with funds to repay outstanding debt and to acquire investments that we reasonably believe are in our acquisition pipeline.

Our Securities may be offered directly to one or more purchasers, to new stockholders, via an optional cash purchase, in which such purchaser can purchase Securities directly from us for cash, or designated offeree program, in which certain designated individuals who may or may not be new stockholders can purchase Securities directly from us for cash, or through agents designated from time to time by us, or to or through underwriters or dealers.  The prospectus supplement relating to a particular offering will disclose the terms of that offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters, or the basis upon which such amount may be calculated.  See "Plan of Distribution."  We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.  In certain circumstances such sale may be at a discount to net asset value per share, which may be dilutive to stockholders.

Set forth below is additional information regarding the offering of our Securities:

Use of proceeds
Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus for new or additional investments in portfolio companies in accordance with our investment objective and strategies, repayment of then outstanding indebtedness, acquisitions or general corporate purposes.  See "Use of Proceeds."

Distributions
We have paid quarterly distributions to the holders of our common stock and generally intend to continue to do so.  The amount of the quarterly distributions is determined by our Board of Directors and is based on our estimate of our investment company taxable income and net short-term capital gains.  Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or accounting reclassifications.  Distributions in excess of our current or accumulated earnings or profits constitute a return of capital and will reduce the stockholder's adjusted tax basis in such stockholder's common stock.  After the adjusted basis is reduced to zero, these distributions will constitute capital gains to such stockholders.  Certain additional amounts may be deemed as distributed to stockholders for income tax purposes.  Other types of Securities will likely pay distributions in accordance with their terms.  See "Price Range of Common Stock," "Distributions" and "Material U.S. Federal Income Tax Considerations."

Taxation
We have qualified and elected to be treated for U.S. Federal income tax purposes as a regulated investment company, or a RIC, under Subchapter M of the Internal Revenue Code of 1986, or the Code.  As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends.  To maintain our qualification as a RIC and obtain RIC tax treatment, we must maintain specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.  See "Distributions" and "Material U.S. Federal Income Tax Considerations."

Dividend reinvestment plan
We have a dividend reinvestment plan for our stockholders.  This is an "opt out" dividend reinvestment plan.  As a result, when we declare a dividend, the dividends are automatically reinvested in additional shares of our common stock, unless a stockholder specifically "opts out" of the dividend reinvestment plan so as to receive cash dividends.  Stockholders who receive distributions in the form of stock are subject to the same U.S. Federal, state and local tax consequences as stockholders who elect to receive their distributions in cash.  See "Dividend Reinvestment Plan."

The NASDAQ Global Select Market Symbol	PSEC

Anti-takeover provisions
Our charter and bylaws, as well as certain statutory and regulatory requirements, contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us.  These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price of our common stock.  See "Description Of Our Capital Stock."

Management arrangements
Prospect Capital Management serves as our investment adviser.  Prospect Administration serves as our administrator and has engaged Vastardis Fund Services, LLC, or Vastardis (formerly, EOS Fund Services LLC), as sub-administrator.  For a description of Prospect Capital Management, Prospect Administration, Vastardis and our contractual arrangements with these companies, see "Management ― Management Services ― Investment Advisory Agreement," and "Management ― Management Services— Administration Agreement."

Risk factors
Investment in our Securities involves certain risks relating to our structure and investment objective that should be considered by prospective purchasers of our Securities.  In addition, investment in our Securities involves certain risks relating to investing in the energy sector, including but not limited to risks associated with commodity pricing, regulation, production, demand, depletion and expiration, weather, and valuation.  We have a limited operating history upon which you can evaluate our business.  In addition, as a business development company, our portfolio primarily includes securities issued by privately-held companies.  These investments generally involve a high degree of business and financial risk, and are less liquid than public securities.  We are required to mark the carrying value of our investments to fair value on a quarterly basis, and economic events, market conditions and events affecting individual portfolio companies can result in quarter-to-quarter mark-downs and mark-ups of the value of individual investments that collectively can materially affect our net asset value, or NAV.  Also, our determinations of fair value of privately-held securities may differ materially from the values that would exist if there was a ready market for these investments.  A large number of entities compete for the same kind of investment opportunities as we do.  Moreover, our business requires a substantial amount of capital to operate and to grow and we seek additional capital from external sources.  In addition, the failure to qualify as a RIC eligible for pass-through tax treatment under the Code on income distributed to stockholders could have a materially adverse effect on the total return, if any, obtainable from an investment in our Securities.  See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Securities.

Plan of distribution
We may offer, from time to time, up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering.  Such terms may include an optional cash purchase in which a purchaser can purchase Securities directly from us for cash or designated offeree program in which certain designated individuals can purchase Securities directly from us for cash.  Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers.  The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated.  We may not sell Securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such Securities.  For more information, see "Plan of Distribution."

 Recent Developments

On November 14, 2008, we entered into a commitment letter with Rabobank to arrange and structure a new dual rated credit facility.  Under the terms of the letter, we agreed to an increase in the current borrowing rate on the facility to LIBOR + 2.50%.

 Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly.  We caution you that some of the percentages indicated in the table below are estimates and may vary.  In these tables, we assume that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility.  Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you" or "us" or that "we" will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company.  However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)(1)	4.50%
Offering expenses borne by us (as a percentage of offering price)(2)	0.20%
Dividend reinvestment plan expenses(3)	None
Total stockholder transaction expenses (as a percentage of offering price)(4)	4.70%
Annual expenses (as a percentage of net assets attributable to common stock)*:
Combined base management fee (3.04%)(5) and incentive fees payable under Investment Advisory
Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)
(5.44%)(6)	8.48%
Interest payments on borrowed funds	1.96%	(7)
Other expenses	2.11%	(8)
Total annual expenses	12.55%	(6)(8)

 Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock.  In calculating the following expense amounts, we have assumed we would have borrowed all $200 million available under our line of credit, that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the stockholder costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000
investment, assuming a 5% annual return	$114.76	$246.02	$371.79	$663.74

*	Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at September 30, 2008.
(1)	In the event that the Securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the estimated applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the estimated offering expenses borne by us as a percentage of the offering price.
(3)	The expenses of the dividend reinvestment plan are included in "other expenses."
(4)	The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.
(5)
Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities).  Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $200 million, the 2% management fee of gross assets equals approximately 3.17% of net assets.  See "Management ― Management Services ― Investment Advisory Agreement" and footnote 6 below.

(6)
The incentive fee payable to our Investment Adviser under the Investment Advisory Agreement is based on our performance and will not be paid unless we achieve certain goals.  Under the assumption of a 5% return required in the example, no incentive fee would be payable.  The incentive fee consists of two parts.  The first part, the income incentive fee, which is payable quarterly in arrears, will equal 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a "catch up" provision measured as of the end of each calendar quarter.  In the three months ended September 30, 2008, we paid an incentive fee of $5.875 million (see calculation below).  We expect the incentive fees we pay to increase to the extent we earn greater interest and dividend income through our investments in portfolio companies and, to a lesser extent, realize capital gains upon the sale of warrants or other equity investments in our portfolio companies and to decrease if our interest and dividend income and capital gains decrease.  The "catch-up" provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The catch-up provision is meant to provide Prospect Capital Management with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash.  If interest income is accrued but never paid, the Board of Directors would decide to write off the accrual in the quarter when the accrual is determined to be uncollectible.  The write off would cause a decrease in interest income for the quarter equal to the amount of the prior accrual.  The Investment Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income.  Our pre-incentive fee net investment income used to calculate the income incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above).  The second part of the incentive fee, the capital gains incentive fee, will equal 20% of our realized capital gains, if any, during a particular year computed net of all realized capital losses and unrealized capital depreciation.

Examples of how the incentive fee is calculated are as follows:

Assuming pre-incentive fee net investment income of 0.55%, there would be no income incentive fee because such income would not exceed the hurdle rate of 1.75%.

Assuming pre-incentive fee net investment income of 2%, the income incentive fee would be as follows:

= 100% × (2%-1.75%)

= 0.25%

Assuming pre-incentive fee net investment income of 2.30%, the income incentive fee would be as follows:

= (100% × ("catch-up":  2.1875%-1.75%)) + (20% × (2.30%-2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%) = 0.4375% + 0.0225% = 0.46%

Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains incentive fee would be as follows:

= 20% × (6%-1%)

= 20% × 5% = 1%

The following is a calculation of the most recently paid incentive fee paid in September 2008 (for the quarter ended September 30, 2008) (in thousands):

Prior Quarter Net Asset Value	$429,623
Quarterly Hurdle Rate	1.75%
Current Quarter Hurdle	$7,518
125% of the Quarterly Hurdle Rate	2.1875%
125% of the Current Quarter Hurdle	$9,390
Current Quarter Pre Incentive Fee Net Investment Income	$29,377

Incentive Fee ― "Catch-Up"	$1,878
Incentive Fee ― 20% in excess of 125% of the Current Quarter Hurdle	$3,997
Total Current Quarter Incentive Fee	$5,875

For a more detailed discussion of the calculation of the two-part incentive fee, see "Management ― Management Services ― Investment Advisory Agreement."

(7)
The table above assumes that we have borrowed all $200 million available under our line of credit, although no plans are in place to borrow the full amount under our line of credit.  The table below shows our estimated annual expenses as a percentage of net assets attributable to common stock, assuming that we did not incur any indebtedness.

Base management fee	2.11%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of
pre-incentive fee net investment income)	5.44%
Interest payments on borrowed funds	None
Other expenses	2.80%
Total annual expenses (estimated)	10.36%

(8)
"Other expenses" is based on our annualized expenses during our quarter ended September 30, 2008 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations.  The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement, based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement.  "Other expenses" does not include non-recurring expenses.  See "Management ― Management Services ― Administration Agreement."

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.  The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption, as required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%; however, the income incentive fee currently being earned is nevertheless used to aggregate total expenses in the example as if the annual return were at the level recently achieved, which is higher than 5%, in accordance with SEC requirements.  Accordingly, the resulting calculations overstate expenses at the 5% annual return as these calculations do not reflect the provisions of the Investment Advisory Agreement as it would actually be applied in the case of a 5% annual return.  This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods.  If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher.  In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend.  See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses.  Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED CONDENSED FINANCIAL DATA
You should read the condensed financial information below with the Financial Statements and Notes thereto included in this prospectus.  Financial information for the twelve months ended June 30, 2008, 2007, 2006 and 2005 and for the period from April 13, 2004 (inception) through June 30, 2004 has been derived from the audited financial statements for that period.  Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods.  Interim results for the three months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2009.  See "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 24 for more information.

	For the Year/Period Ended June 30,
	2008	2007	2006	2005	2004 (1)
(in thousands except data relating to shares, per share and number of portfolio companies)
Performance Data:
Interest income	$59,033	$30,084	$13,268	$4,586	$—
Dividend income	12,033	6,153	3,601	3,435	—
Other income	8,336	4,444	—	72	—
Total investment income	79,402	40,681	16,869	8,093	—
Interest and credit facility expenses	(6,318)	(1,903)	(642)	—	—
Investment advisory expense	(20,199)	(11,226)	(3,868)	(1,808)	—
Other expenses	(7,772)	(4,421)	(3,801)	(3,874)	(100)
Total expenses	(34,289)	(17,550)	(8,311)	(5,682)	(100)
Net investment income	45,113	23,131	8,558	2,411	(100)
Realized and unrealized gains (losses)	(17,522)	(6,403)	4,338	6,340	—
Net increase in net assets from operations	$27,591	$16,728	$12,896	$8,751	$(100)
Per Share Data (2):
Net increase in net assets from operations	$1.17	$1.06	$1.83	$1.24	na
Distributions declared per share	$(1.59)	$(1.54)	$(1.12)	$(0.38)	na
Average weighted shares outstanding for
the period	23,626,642	15,724,095	7,056,846	7,055,100	100
Assets and Liabilities Data:
Investments	$497,530	$328,222	$133,969	$55,030	$—
Other assets	44,248	48,280	4,511	48,879	1
Total assets	541,778	376,502	138,480	103,909	1
Amount drawn on credit facility	91,167	—	28,500	—	—
Amount owed to related parties	6,641	4,838	745	77	100
Other liabilities	14,347	71,616	965	865	—
Total liabilities	112,155	76,454	30,210	942	100
Net assets	$429,623	$300,048	$108,270	102,967	$99
Investment Activity Data:
No. of portfolio companies at period end	29 (3)	24 (3)	15	6	—
Acquisitions	$311,947	$167,255	$83,625	$79,018	$—
Sales, repayments, and other disposals	$127,212	$38,407	$9,954	$32,083	$—
Weighted-Average Yield (4)	15.5%	17.1%	17.0%	21.3%	na

(1)	For the period April 13, 2004 (inception) through June 30, 2004
(2)	Per share data is based on average weighted shares for the period
(3)	Includes a net profits interest in Charlevoix Energy Trading LLC ("Charlevoix"), remaining after loan was paid
(4)	Includes dividends from certain equity investments

	For the Three Months ended September 30,
	2008	2007
	(unaudited)	(unaudited)
(in thousands except data relating to shares, per share and number of portfolio companies)
Performance Data:
Interest income	$17,556	$12,832
Dividend income	4,723	1,618
Other income	13,520	941
Total investment income	35,799	15,391
Interest and credit facility expenses	(1,518)	(1,238)
Investment advisory expense	(8,698)	(3,832)
Other expenses	(2,081)	(2,456)
Total expenses	(12,297)	(7,526)
Net investment income	23,502	7,865
Realized and unrealized gains (losses)	(9,504)	685
Net increase in net assets from operations	$13,998	$8,550
Per Share Data (1):
Net increase in net assets from operations	$0.47	$0.43
Distributions declared per share	$(0.40)	$(0.39)
Average weighted shares outstanding for
the period	29,520,379	19,958,466
Assets and Liabilities Data:
Investments	$549,303	$352,257
Other assets	38,415	17,484
Total assets	587,718	369,741
Amount drawn on credit facility	131,667	59,962
Amount owed to related parties	9,669	4,728
Other liabilities	14,643	3,040
Total liabilities	155,979	67,730
Net assets	$431,739	$302,011
Investment Activity Data:
No. of portfolio companies at period end	31 (2)	26	(2)
Acquisitions	$57,460	$40,243
Sales, repayments, and other disposals	$10,949	$17,949
Weighted-Average Yield (3)	14.1%	15.8

(1)	Per share data is based on average weighted shares for the period
(2)	Includes a net profits interest in Charlevoix Energy Trading LLC ("Charlevoix"), remaining after loan was paid
(3)	Includes dividends from certain equity investments

RISK FACTORS

Investing in our Securities involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide whether to make an investment in our Securities.  The risks set forth below are not the only risks we face.  If any of the adverse events or conditions described below occur, our business, financial condition and results of operations could be materially adversely affected.  In such case, our NAV, and the trading price of our common stock could decline, or the value of our preferred stock, debt securities, warrants may decline, and you may lose all or part of your investment.

 Risks Relating To Our Business

 Our financial condition and results of operations will depend on our ability to manage our future growth effectively.

Prospect Capital Management has been registered as an investment adviser since March 31, 2004, and we have been organized as a closed-end investment company since April 13, 2004. As such, each entity is subject to the business risks and uncertainties associated with any young business enterprise, including the limited experience in managing or operating a business development company under the 1940 Act. Our ability to achieve our investment objective depends on our ability to grow, which depends, in turn, on our Investment Adviser's ability to continue to identify, analyze, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Investment Adviser's structuring of investments, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. As we grow, Prospect Capital Management will need to continue to hire, train, supervise and manage new employees. Failure to manage our future growth effectively could have a materially adverse effect on our business, financial condition and results of operations.

 We are dependent upon Prospect Capital Management's key management personnel for our future success.

We depend on the diligence, skill and network of business contacts of the senior management of our Investment Adviser. We also depend, to a significant extent, on our Investment Adviser's access to the investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The senior management team of the Investment Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service of the senior management team, particularly John F. Barry III and M. Grier Eliasek. The departure of any of the senior management team could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that Prospect Capital Management will remain our investment adviser or that we will continue to have access to its investment professionals or its information and deal flow.

 We are a relatively new company with limited operating history.

We were incorporated in April 2004 and have conducted investment operations since July 2004.  We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we may not fully achieve our investment objective or be able to obtain sufficient debt financing for our portfolio and that the value of your investment in us could decline substantially or fall to zero.  Dividends that we pay prior to being fully invested may be substantially lower than the dividends that we expect to pay when our portfolio is fully invested and levered.  If we do not realize yields in excess of our expenses, we may incur operating losses and the market price of our shares may decline.

 We operate in a highly competitive market for investment opportunities.

A large number of entities compete with us to make the types of investments that we make in target companies. We compete with other business development companies, public and private funds, commercial and investment banks and commercial financing companies. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in, including investments in middle-market companies. As a result of these new entrants, competition for investment opportunities at middle-market companies has intensified, a trend we expect to continue.

Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more or fuller relationships with borrowers and sponsors than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. We cannot assure you that the competitive pressures we face will not have a materially adverse effect on our business, financial condition and results of operations. Also, as a result of existing and increasing competition and our competitors ability to provide a total package solution, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We do not seek to compete primarily based on the interest rates that we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we match our competitors' pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

 Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments consist of securities of privately held companies. Hence, market quotations are generally not readily available for determining the fair values of such investments. The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and the Investment Adviser has a conflict of interest in making the determination. We value these securities quarterly at fair value as determined in good faith by our Board of Directors based on input from our Investment Adviser, a third party independent valuation firm and our audit committee. Our Board of Directors utilizes the services of an independent valuation firm to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our Board of Directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

 Senior securities, including debt, expose  us to additional risks, including the typical risks associated with leverage.

We currently use our revolving credit facility to leverage our portfolio and we expect in the future to borrow from and issue senior debt securities to banks and other lenders and may securitize certain of our portfolio investments.

With certain limited exceptions, as a BDC we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. The amount of leverage that we employ will depend on our Investment Adviser's and our Board of Directors' assessment of market conditions and other factors at the time of any proposed borrowing. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for stockholders, including:

•	A likelihood of greater volatility in the net asset value and market price of our common stock;

•	Diminished operating flexibility as a result of asset coverage or investment portfolio composition requirements that are more stringent than those imposed by the 1940 Act;

•	The possibility that investments will have to be liquidated at less than full value or at inopportune times to comply with debt covenants or to pay interest or dividends on the leverage;

•	Increased operating expenses due to the cost of leverage, including issuance and servicing costs;

•	Convertible or exchangeable securities issued in the future may have rights, preferences and privileges more favorable than those of our common stock; and

•
Subordination to lenders' superior claims on our assets as a result of which lenders will be able to receive proceeds available in the case of our liquidation before any proceeds are distributed to our stockholders.

For example, the amount we may borrow under our revolving credit facility is determined, in part, by the fair value of our investments. If the fair value of our investments declines, we may be forced to sell investments at a loss to maintain compliance with our borrowing limits. Other debt facilities we may enter into in the future may contain similar provisions. Any such forced sales would reduce our net asset value and also make it difficult for the net asset value to recover.

Our Investment Adviser and our Board of Directors in their best judgment nevertheless may determine to use leverage if they expect that the benefits to our stockholders of maintaining the leveraged position will outweigh the risks.

 Changes in interest rates may affect our cost of capital and net investment income.

A significant portion of the debt investments we make bears interest at fixed rates and the value of these investments could be negatively affected by increases in market interest rates. In addition, as the interest rate on our revolving credit facility is at a variable rate based on an index, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, a significant increase in market interest rates could both reduce the value of our portfolio investments and increase our cost of capital, which would reduce our net investment income.

 We need to raise additional capital to grow because we must distribute most of our income.

We need additional capital to fund growth in our investments. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders to maintain our RIC status. As a result, such earnings are not available to fund investment originations. We have sought additional capital by borrowing from financial institutions and may issue debt securities or additional equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, we could be limited in our ability to grow, which may have an adverse effect on the value of our common stock. In addition, as a business development company, we are generally required to maintain a ratio of at least 200% of total assets to total borrowings, which may restrict our ability to borrow in certain circumstances.

 The lack of liquidity in our investments may adversely affect our business.

We generally make investments in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or our Investment Adviser has material non-public information regarding such portfolio company.

 We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest or dividend rates payable on the debt or equity securities we acquire, the default rate on debt securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, the seasonality of the energy industry, weather patterns, changes in energy prices and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

 Potential conflicts of interest could impact our investment returns.

Our executive officers and directors, and the executive officers of our Investment Adviser, Prospect Capital Management, may serve as officers, directors or principals of entities that operate in the same or related lines of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our best interests or those of our stockholders. Nevertheless, it is possible that new investment opportunities that meet our investment objective may come to the attention of one of these entities in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to us. However, as an investment adviser, Prospect Capital Management has a fiduciary obligation to act in the best interests of its clients, including us. To that end, if Prospect Capital Management or its affiliates manage any additional investment vehicles or client accounts in the future, Prospect Capital Management will endeavor to allocate investment opportunities in a fair and equitable manner over time so as not to discriminate unfairly against any client. If Prospect Capital Management chooses to establish another investment fund in the future, when the investment professionals of Prospect Capital Management identify an investment, they will have to choose which investment fund should make the investment.

In the course of our investing activities, under the Investment Advisory Agreement we pay base management and incentive fees to Prospect Capital Management, and reimburse Prospect Capital Management for certain expenses it incurs. As a result of the Investment Advisory Agreement, there may be times when the senior management team of Prospect Capital Management has interests that differ from those of our stockholders, giving rise to a conflict.

Prospect Capital Management receives a quarterly income incentive fee based, in part, on our pre-incentive fee net investment income, if any, for the immediately preceding calendar quarter. This income incentive fee is subject to a fixed quarterly hurdle rate before providing an income incentive fee return to the Investment Adviser. This fixed hurdle rate was determined when then current interest rates were relatively low on a historical basis. Thus, if interest rates rise, it would become easier for our investment income to exceed the hurdle rate and, as a result, more likely that our Investment Adviser will receive an income incentive fee than if interest rates on our investments remained constant or decreased. Subject to the receipt of any requisite stockholder approval under the 1940 Act, our Board of Directors may readjust the hurdle rate by amending the Investment Advisory Agreement.

The income incentive fee payable by us is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that has a deferred interest feature, it is possible that interest accrued under such loan that has previously been included in the calculation of the income incentive fee will become uncollectible. If this happens, our Investment Adviser is not required to reimburse us for any such income incentive fee payments. If we do not have sufficient liquid assets to pay this incentive fee or distributions to stockholders on such accrued income, we may be required to liquidate assets in order to do so. This fee structure could give rise to a conflict of interest for our Investment Adviser to the extent that it may encourage the Investment Adviser to favor debt financings that provide for deferred interest, rather than current cash payments of interest.

We have entered into a royalty-free license agreement with Prospect Capital Management. Under this agreement, Prospect Capital Management agrees to grant us a non-exclusive license to use the name "Prospect Capital." Under the license agreement, we have the right to use the "Prospect Capital" name for so long as Prospect Capital Management or one of its affiliates remains our Investment Adviser. In addition, we rent office space from Prospect Administration, an affiliate of Prospect Capital Management, and pay Prospect Administration our allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations as Administrator under the Administration Agreement, including rent and our allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs. This may create conflicts of interest that our Board of Directors monitors.

 Our incentive fee could induce Prospect Capital Management to make speculative investments.

The incentive fee payable by us to Prospect Capital Management may create an incentive for our Investment Adviser to make investments on our behalf that are more speculative or involve more risk than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable is determined (calculated as a percentage of the return on invested capital) may encourage the Investment Adviser to use leverage to increase the return on our investments. Increased use of leverage and this increased risk of replacement of that leverage at maturity, would increase the likelihood of default, which would disfavor holders of our common stock. Similarly, because the Investment Adviser will receive an incentive fee based, in part, upon net capital gains realized on our investments, the Investment Adviser may invest more than would otherwise be appropriate in companies whose securities are likely to yield capital gains, as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The incentive fee payable by us to Prospect Capital Management could create an incentive for our Investment Adviser to invest on our behalf in instruments, such as zero coupon bonds, that have a deferred interest feature. Under these investments, we would accrue interest income over the life of the investment but would not receive payments in cash on the investment until the end of the term. Our net investment income used to calculate the income incentive fee, however, includes accrued interest. For example, accrued interest, if any, on our investments in zero coupon bonds will be included in the calculation of our incentive fee, even though we will not receive any cash interest payments in respect of payment on the bond until its maturity date. Thus, a portion of this incentive fee would be based on income that we may not have yet received in cash and in the event of default may never receive.

 Changes in laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and U.S. Federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, changes in these laws or regulations could have a materially adverse effect on our business. For additional information regarding the regulations we are subject to, see "Regulation."

 Risks Relating To Our Operation As A Business Development Company

 Our Investment Adviser and its senior management team have limited experience managing a business development company under the 1940 Act.

The 1940 Act imposes numerous constraints on the operations of business development companies. For example, business development companies are, with narrow exceptions, required to invest at least 70% of their total assets in securities of certain privately held, thinly traded or distressed U.S. companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. Our Investment Adviser's and its senior management team's limited experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. In addition, our investment strategies differ in some ways from those of other investment funds that have been managed in the past by the investment professionals.

 A failure on our part to maintain our status as a business development company would significantly reduce our operating flexibility.

If we do not continue to qualify as a business development company, we might be regulated as a registered closed-end investment company under the 1940 Act; our failure to qualify as a BDC would make us subject to additional regulatory requirements, which may significantly decrease our operating flexibility by limiting our ability to employ leverage.

 If we fail to qualify as a RIC, we will have to pay corporate-level taxes on our income, and our income available for distribution would be reduced.

To maintain our qualification for U.S. Federal income tax purposes as a RIC under Subchapter M of the Code, and obtain RIC tax treatment, we must meet certain source of income, asset diversification and annual distribution requirements.

The source of income requirement is satisfied if we derive at least 90% of our annual gross income from interest, dividends, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or options thereon or foreign currencies, or other income derived with respect to our business of investing in such stock, securities or currencies, and net income from interests in "qualified publicly traded partnerships," as defined in the Code.

The annual distribution requirement for a RIC is satisfied if we distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders on an annual basis. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants that could, under certain circumstances, restrict us from making distributions necessary to qualify for RIC tax treatment. If we are unable to obtain cash from other sources, we may fail to qualify for RIC tax treatment and, thus, may be subject to corporate-level income tax.

To maintain our qualification as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses.

If we fail to qualify as a RIC for any reason or become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the actual amount of our distributions. Such a failure would have a materially adverse effect on us and our stockholders. For additional information regarding asset coverage ratio and RIC requirements, see "Regulation – Senior Securities" and "Material U.S. Federal Income Tax Considerations".

 Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital.

We have incurred indebtedness under our revolving credit facility and, in the future, may issue preferred stock and/or borrow additional money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a BDC, to incur indebtedness or issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test, which could prohibit us from paying dividends and could prohibit us from qualifying as a RIC. If we cannot satisfy this test, we may be required to sell a portion of our investments or sell additional shares of common stock at a time when such sales may be disadvantageous in order to repay a portion of our indebtedness. In addition, issuance of additional common stock could dilute the percentage ownership of our current stockholders in us.

As a BDC regulated under provisions of the 1940 Act, we are not generally able to issue and sell our common stock at a price below the current net asset value per share.  If our common stock trades at a discount to net asset value, this restriction could adversely affect our ability to raise capital.  We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of our common stock in certain circumstances, including if (1) the holders of a majority of our shares (or, if less, at least 67% of a quorum consisting of a majority of our shares) and a similar majority of the holders of our shares who are not affiliated persons of us approve the sale of our common stock at a price that is less than the current net asset value, and (2) a majority of our Directors who have no financial interest in the transaction and a majority of our independent Directors (a) determine that such sale is in our and our stockholders' best interests and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.

To generate cash for funding new investments, we pledged a substantial portion of our portfolio investments under our revolving credit facility. These assets are not available to secure other sources of funding or for securitization. Our ability to obtain additional secured or unsecured financing on attractive terms in the future is uncertain.

Alternatively, we may securitize our future loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the loans by the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools. We would retain a portion of the equity in the securitized pool of loans. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings, if any. Moreover, the successful securitization of our loan portfolio exposes us to a risk of loss for the equity we retain in the securitized pool of loans and might expose us to losses because the residual loans in which we do not sell interests may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

 Our common stock may trade at a discount to our net asset value per share.

Common stock of BDCs, like that of closed-end investment companies, frequently trades at a discount to current net asset value. Recently, our common stock has traded at a discount to our net asset value, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline.

 If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

We have asked our stockholders for approval for us to be able to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share in accordance with the exception described above in " – Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital."  The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders.  In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in net asset value per share (as well as in the aggregate net asset value of their shares if they do not participate at all).  These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale.  For additional information and hypothetical examples of these risks, see "Sales of Common Stock Below Net Asset Value" and the prospectus supplement pursuant to which such sale is made.

 We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. Federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or payment-in-kind interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements, are included in our taxable income before we receive any corresponding cash payments. We also may be required to include in taxable income certain other amounts that we do not receive in cash. While we focus primarily on investments that will generate a current cash return, our investment portfolio currently includes, and we may continue to invest in, securities that do not pay some or all of their return in periodic current cash distributions.

The income incentive fee payable by us is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the income incentive fee will become uncollectible.

Since in some cases we may recognize taxable income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain RIC tax treatment. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify for RIC treatment and thus become subject to corporate-level income tax. See "Regulation – Senior Securities" and "Material U.S. Federal Income Tax Considerations".

 Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our independent directors. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security or other property from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits "joint" transactions with an affiliate, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors.  We are prohibited from buying or selling any security or other property from or to our Investment Adviser and its affiliates and persons with whom we are in a control relationship, or entering into joint transactions with any such person, absent the prior approval of the SEC.

 Risks Relating To Our Investments

 We may not realize gains or income from our investments.

We seek to generate both current income and capital appreciation. However, the securities we invest in may not appreciate and, in fact, may decline in value, and the issuers of debt securities we invest in may default on interest and/or principal payments. Accordingly, we may not be able to realize gains from our investments, and any gains that we do realize may not be sufficient to offset any losses we experience. See "Business – Our Investment Objective and Policies".

Our portfolio is concentrated in a limited number of portfolio companies in the energy industry, which subject us to a risk of significant loss if any of these companies defaults on its obligations under any of the securities that we hold or if the energy industry experiences a downturn.

As of September 30, 2008, we had invested in a number of companies in the energy and energy related industries. A consequence of this lack of diversification is that the aggregate returns we realize may be significantly and adversely affected if a small number of such investments perform poorly or if we need to write down the value of any one investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our investments are concentrated in relatively few portfolio companies. In addition, to date we have concentrated on making investments in the energy industry. While we expect to be less focused on the energy and energy related industries in the future, we anticipate that we will continue to have significant holdings in the energy and energy related industries. As a result, a downturn in the energy industry could materially and adversely affect us.

 The energy industry is subject to many risks.

We have a significant concentration in the energy industry. Our definition of energy, as used in the context of the energy industry, is broad, and different sectors in the energy industry may be subject to variable risks and economic pressures. As a result, it is difficult to anticipate the impact of changing economic and political conditions on our portfolio companies and, as a result, our financial results. The revenues, income (or losses) and valuations of energy companies can fluctuate suddenly and dramatically due to any one or more of the following factors:

•
Commodity Pricing Risk. Energy companies in general are directly affected by energy commodity prices, such as the market prices of crude oil, natural gas and wholesale electricity, especially for those that own the underlying energy commodity. In addition, the volatility of commodity prices can affect other energy companies due to the impact of prices on the volume of commodities transported, processed, stored or distributed and on the cost of fuel for power generation companies. The volatility of commodity prices can also affect energy companies' ability to access the capital markets in light of market perception that their performance may be directly tied to commodity prices. Historically, energy commodity prices have been cyclical and exhibited significant volatility. Although we generally prefer risk controls, including appropriate commodity and other hedges, by certain of our portfolio companies, if available, some of our portfolio companies may not engage in hedging transactions to minimize their exposure to commodity price risk. For those companies that engage in such hedging transactions, they remain subject to market risks, including market liquidity and counterparty creditworthiness. In addition, such companies may also still have exposure to market prices if such companies do not produce volumes or other contractual obligations in accordance with such hedging contracts.

•
Regulatory Risk. The profitability of energy companies could be adversely affected by changes in the regulatory environment. The businesses of energy companies are heavily regulated by U.S. Federal, state and local governments in diverse ways, such as the way in which energy assets are constructed, maintained and operated and the prices energy companies may charge for their products and services. Such regulation can change over time in scope and intensity. For example, a particular by-product of an energy process may be declared hazardous by a regulatory agency, which can unexpectedly increase production costs. Moreover, many state and U.S. Federal environmental laws provide for civil penalties as well as regulatory remediation, thus adding to the potential liability an energy company may face. In addition, the deregulation of energy markets and the unresolved regulatory issues related to some power markets such as California create uncertainty in the regulatory environment as rules and regulations may be adopted on a transitional basis. We cannot assure you that the deregulation of energy markets will continue and if it continues, whether its impact on energy companies' profitability will be positive.

•
Production Risk. The profitability of energy companies may be materially impacted by the volume of crude oil, natural gas or other energy commodities available for transporting, processing, storing, distributing or power generation. A significant decrease in the production of natural gas, crude oil, coal or other energy commodities, due to the decline of production from existing facilities, import supply disruption, depressed commodity prices, political events, Organization of Petroleum Exporting Countries actions or otherwise, could reduce revenue and operating income or increase operating costs of energy companies and, therefore, their ability to pay debt or dividends.

•
Demand Risk. A sustained decline in demand for crude oil, natural gas, refined petroleum products and electricity could materially affect revenues and cash flows of energy companies. Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products.

•
Depletion and Exploration Risk. A portion of any one energy company's assets may be dedicated to natural gas, crude oil and/or coal reserves and other commodities that naturally deplete over time. Depletion could have a materially adverse impact on such company's ability to maintain its revenue. Further, estimates of energy reserves may not be accurate and, even if accurate, reserves may not be fully utilized at reasonable costs. Exploration of energy resources, especially of oil and gas, is inherently risky and requires large amounts of capital.

•
Weather Risk. Unseasonable extreme weather patterns could result in significant volatility in demand for energy and power. In addition, hurricanes, storms, tornados, floods, rain, and other significant weather events could disrupt supply and other operations at our portfolio companies as well as customers or suppliers to such companies. This volatility may create fluctuations in earnings of energy companies.

•
Operational Risk. Energy companies are subject to various operational risks, such as failed drilling or well development, unscheduled outages, underestimated cost projections, unanticipated operation and maintenance expenses, failure to obtain the necessary permits to operate and failure of third-party contractors (for example, energy producers and shippers) to perform their contractual obligations. In addition, energy companies employ a variety of means of increasing cash flow, including increasing utilization of existing facilities, expanding operations through new construction, expanding operations through acquisitions, or securing additional long-term contracts. Thus, some energy companies may be subject to construction risk, acquisition risk or other risk factors arising from their specific business strategies.

•
Competition Risk. The progress in deregulating energy markets has created more competition in the energy industry. This competition is reflected in risks associated with marketing and selling energy in the evolving energy market and a competitor's development of a lower-cost energy or power source, or of a lower cost means of operations, and other risks arising from competition.

•
Valuation Risk. Since mid-2001, excess power generation capacity in certain regions of the United States has caused substantial decreases in the market capitalization of many energy companies. While such prices have recovered to some extent, we can offer no assurance that such decreases in market capitalization will not recur, or that any future decreases in energy company valuations will be insubstantial or temporary in nature.

•
Terrorism Risk. Since the September 11th attacks, the U.S. government has issued public warnings indicating that energy assets, specifically those related to pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist activity. The continued threat of terrorism and related military activity will likely increase volatility for prices of natural gas and oil and could affect the market for products and services of energy companies. In addition, any future terrorist attack or armed conflict in the United States or elsewhere may undermine economic conditions in the United States in general.

•
Financing Risk. Some of our portfolio companies rely on the capital markets to raise money to pay their existing obligations. Their ability to access the capital markets on attractive terms or at all may be affected by any of the risks associated with energy companies described above, by general economic and market conditions or by other factors. This may in turn affect their ability to satisfy their obligations with us.

 Our investments in prospective portfolio companies may be risky and we could lose all or part of our investment.

Some of our portfolio companies have relatively short or no operating histories. These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their investment objective and the value of our investment in them may decline substantially or fall to zero.

In addition, investment in the middle market companies that we are targeting involves a number of other significant risks, including:

•
these companies may have limited financial resources and may be unable to meet their obligations under their securities that we hold, which may be accompanied by a deterioration in the value of their securities or of any collateral with respect to any securities and a reduction in the likelihood of our realizing on any guarantees we may have obtained in connection with our investment;

•
they may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

•
because many of these companies are privately held companies, public information is generally not available about these companies. As a result, we will depend on the ability of our Investment Adviser to obtain adequate information to evaluate these companies in making investment decisions. If our Investment Adviser is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and we may lose money on our investments;

•
they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a materially adverse impact on our portfolio company and, in turn, on us;

•
they may have less predictable operating results, may from time to time be parties to litigation, may be engaged in changing businesses with products subject to a risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

•	they may have difficulty accessing the capital markets to meet future capital needs.

In addition, our executive officers, directors and our Investment Adviser could, in the ordinary course of business, be named as defendants in litigation arising from proposed investments or from our investments in the portfolio companies.

 Economic recessions or downturns could impair our portfolio companies and harm our operating results.

The U.S. and most other economies have entered a recessionary period, which may be prolonged and severe.  Our portfolio companies will generally be affected by the conditions and overall strength of the national, regional and local economies, including interest rate fluctuations, changes in the capital markets and changes in the prices of their primary commodities and products. These factors also impact the amount of residential, industrial and commercial growth in the energy industry. Additionally, these factors could adversely impact the customer base and customer collections of our portfolio companies.

As a result, many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans or meet other obligations during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt or preferred equity, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt or equity holding and subordinate all or a portion of our claim to those of other creditors.

 The lack of liquidity in our investments may adversely affect our business.

We make investments in private companies. A portion of these investments may be subject to legal and other restrictions on resale, transfer, pledge or other disposition or will otherwise be less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our investment adviser has or could be deemed to have material non-public information regarding such business entity.

 We may have limited access to information about privately held companies in which we invest.

We invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of our Investment Adviser's investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. These companies and their financial information are not subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investment.

 We may not be in a position to control a portfolio investment when we are a debt or minority equity investor and its management may make decisions that could decrease the value of our investment.

We make both debt and minority equity investments in portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

 Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

We may invest in mezzanine debt and dividend-paying equity securities issued by our portfolio companies. Our portfolio companies usually have, or may be permitted to incur, other debt, or issue other equity securities, that rank equally with, or senior to, the securities in which we invest. By their terms, such instruments may provide that the holders are entitled to receive payment of dividends, interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying the senior security holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with securities in which we invest, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

We may not be able to fully realize the value of the collateral securing our debt investments.

Although a substantial amount of our debt investments are protected by holding security interests in the assets of the portfolio companies, we may not be able to fully realize the value of the collateral securing our investments due to one or more of the following factors:

•
our debt investments are primarily made in the form of mezzanine loans, therefore our liens on the collateral, if any, are subordinated to those of the senior secured debt of the portfolio companies, if any. As a result, we may not be able to control remedies with respect to the collateral;

•
the collateral may not be valuable enough to satisfy all of the obligations under our secured loan, particularly after giving effect to the repayment of secured debt of the portfolio company that ranks senior to our loan;

•	bankruptcy laws may limit our ability to realize value from the collateral and may delay the realization process;

•	our rights in the collateral may be adversely affected by the failure to perfect security interests in the collateral;

•	the need to obtain regulatory and contractual consents could impair or impede how effectively the collateral would be liquidated and could affect the value received; and

•
some or all of the collateral may be illiquid and may have no readily ascertainable market value. The liquidity and value of the collateral could be impaired as a result of changing economic conditions, competition, and other factors, including the availability of suitable buyers.

 Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although currently most of our investments are, and we expect that most of our investments will be, U.S. dollar-denominated, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

 We may expose ourselves to risks if we engage in hedging transactions.

We may employ hedging techniques to minimize certain investment risks, such as fluctuations in interest and currency exchange rates, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions depends on our ability to correctly predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. The degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies.

 Our Board of Directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse to us and could impair the value of our stockholders' investment.

Our Board of Directors has the authority to modify or waive our current operating policies and our strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, financial condition, and value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay dividends and cause stockholders to lose all or part of their investment.

 Risks Relating To Our Securities

 Investing in our securities may involve a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be speculative and aggressive, and therefore, an investment in our shares may not be suitable for someone with low risk tolerance.

 The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•
significant volatility in the market price and trading volume of securities of business development companies or other companies in the energy industry, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	loss of RIC qualification;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of one or more of Prospect Capital Management's key personnel;

•	operating performance of companies comparable to us;

•	changes in prevailing interest rates;

•	litigation matters;

•	general economic trends and other external factors; and

•	loss of a major funding source.

 Sales of substantial amounts of our securities in the public market may have an adverse effect on the market price of our securities.

As of January 28, 2009, we have 29,786,128 shares of common stock outstanding. Sales of substantial amounts of our securities or the availability of such securities for sale could adversely affect the prevailing market price for our securities. If this occurs and continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

 There is a risk that you may not receive dividends or that our dividends may not grow over time.

We have made and intend to continue to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a business development company, we may be limited in our ability to make distributions.

 Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

Our charter and bylaws and the Maryland General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interest.  These provisions may prevent you from being able to sell shares of our common stock at a premium over the current of prevailing market prices.

Our charter provides for the classification of our Board of Directors into three classes of directors, serving staggered three-year terms, which may render a change of control or removal of our incumbent management more difficult. Furthermore, any and all vacancies on our Board of Directors will be filled generally only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term until a successor is elected and qualifies.

Our Board of Directors is authorized to create and issue new series of shares, to classify or reclassify any unissued shares of stock into one or more classes or series, including preferred stock and, without stockholder approval, to amend our charter to increase or decrease the number of shares of common stock that we have authority to issue, which could have the effect of diluting a stockholder's ownership interest. Prior to the issuance of shares of common stock of each class or series, including any reclassified series, our Board of Directors is required by our governing documents to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares of stock.

Our charter and bylaws also provide that our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws, and to make new bylaws. The Maryland General Corporation Law also contains certain provisions that may limit the ability of a third party to acquire control of us, such as:

•
The Maryland Business Combination Act, which, subject to certain limitations, prohibits certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of the common stock or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special minimum price provisions and special stockholder voting requirements on these combinations; and

•
The Maryland Control Share Acquisition Act, which provides that "control shares" of a Maryland corporation (defined as shares of common stock which, when aggregated with other shares of common stock controlled by the stockholder, entitles the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares of common stock.

The provisions of the Maryland Business Combination Act will not apply, however, if our Board of Directors adopts a resolution that any business combination between us and any other person will be exempt from the provisions of the Maryland Business Combination Act. Although our Board of Directors has adopted such a resolution, there can be no assurance that this resolution will not be altered or repealed in whole or in part at any time. If the resolution is altered or repealed, the provisions of the Maryland Business Combination Act may discourage others from trying to acquire control of us.

As permitted by Maryland law, our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of our common stock. Although our bylaws include such a provision, such a provision may also be amended or eliminated by our Board of Directors at any time in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION\
AND RESULTS OF OPERATIONS

(All figures in this item are in thousands except per share and other data)

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus.  In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under "Risk Factors" and "Forward-Looking Statements" appearing elsewhere herein.

 Overview

 Introduction

We are a financial services company that primarily lends and invests in middle market, privately-held companies.  We are a closed-end investment company that has filed an election to be treated as a business development company under the 1940 Act.  We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization.  We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

We seek to be a long-term investor with our portfolio companies.  To date we have invested primarily in industries related to the industrial/energy economy.  However, we continue to widen our strategy focus in other sectors of the economy to diversify our portfolio holdings.

 Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially.  In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

 Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants' Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another registered investment company or an operating company which provides substantially all of its services and benefits to us.  Our September 30, 2008, June 30, 2008, and September 30, 2007 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company.  All intercompany balances and transactions have been eliminated in consolidation.

 Investment Classification

We are a non-diversified company within the meaning of the 1940 Act.  We classify our investments by level of control.  As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company.  Control is generally presumed to exist when a company or individual possesses beneficial ownership of 25% or more of the voting securities of an investee company.  Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through possession beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument.  Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument.  Specifically, we record all security transactions on a trade date basis.  Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable.  Amounts for investments recognized or derecognized but not yet settled are reported as Receivables for investments sold and Payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

 Investment Valuation
Our Board of Directors has established procedures for the valuation of our investment portfolio.  These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

Short-term investments that mature in 60 days or less and are viewed as creditworthy, such as U.S. Treasury Bills, are valued at amortized cost, which approximates fair value.  The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/ accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase.  Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer).  Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

For most of our investments, market quotations are not available.  With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1)	our quarterly valuation process begins with each portfolio company or investment being reviewed by our investment professionals with the independent valuation firm;

2)	the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

3)	the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

4)
the Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business).  The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted).  The measurement is based on the value indicated by current market expectations about those future amounts.  In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September, 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", or FAS 157.  FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years.  We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008.  Adoption of this statement did not have a material effect on our financial statements for the quarter ended September 30, 2008.

FAS No. 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.  Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements.  FAS 157 applies to fair value measurements already required or permitted by other standards.  In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

 Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis.  Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans.  Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid.  Structuring fees, excess deal deposits, net profits interests and overriding royalty interest are included in other income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected.  Accrued interest is generally reversed when a loan is placed on non-accrual status.  Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment.  Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management's judgment, are likely to remain current.  At September 30, 2008 two loans extended to Integrated Contract Services, Inc., or Integrated, and one loan extended to Worcester Energy Partners, Inc., or WEPI, were on non-accrual status.  The loan principal of these loans amounted to $54,420 at September 30, 2008.

 Statement of Assets and Liabilities Overview

During the three months ended September 30, 2008, net assets have increased by $2,116 from $429,623 to $431,739.  This net increase in assets resulted from a $13,998 increase from operations, offset by $11,882 in dividends declared to our stockholders.  We recognized net investment income of $23,502 during the quarter and net realized gains on investments of $1,645 that was offset by a decrease in net assets due to changes in unrealized appreciation/ depreciation of investments of $11,149.  The result was the $13,998 increase in net assets resulting from operations.

The aggregate value of our portfolio investments was $549,303 and $497,530 as of September 30, 2008 and June 30, 2008, respectively.  During the three months ended September 30, 2008, our net cost of investments increased by $62,922, or 12.7%, as we invested in 3 new investments and follow-on investments while we sold one investment, received repayment on another investment, and settled the net profit interests on a third investment.  This increased level of investment was financed by increased borrowings on our credit facility and from funds generated from operations.  At September 30, 2008, we are invested in 31 long-term portfolio investments (including a net profits interest remaining in Charlevoix Energy Trading LLC, or Charlevoix).

During the fiscal year ended June 30, 2008, net assets increased by $129,575, from $300,048 to $429,623.  This increase resulted from the issuance of new shares of our common stock (less offering costs) in the amount of $138,744, dividend reinvestments of $2,753, and another $27,591 from operations.  These increases, in turn, were offset by $39,513 in dividend distributions to our stockholders.  The $27,591 increase in net assets resulting from operations is net of the following:  Net investment income of $45,113, realized loss on investments of $16,222, and a net decrease in net assets due to changes in unrealized appreciation/depreciation of investments of $1,300.  The realized losses were mainly due to the sale of Central Illinois Energy, LLC, or CIE, and Advantage Oilfield Group Ltd., or AOG.  The net unrealized depreciation was driven by significant write-downs in our investments in, Integrated, WEPI, and our coal holdings (Whymore, Genesis, North Fork Collieries LLC, or North Fork, and Unity Virginia Holdings LLC, or Unity – now consolidated into Yatesville), which, in turn, were almost offset by write-ups for our investments in GSHI, and by the disposition of previously written-down investments in AOG and in ESA.

The aggregate value of our portfolio investments was $497,530 and $328,222 as of June 30, 2008 and June 30, 2007, respectively.  During the fiscal year ended June 30, 2008, our net cost of investments increased by $170,608, or 51.6%, as we invested in 15 new and follow-on investments while we sold three investments and we received repayment on five other investments.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period.  Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

 Investment Activity

During the three months ended September 30, 2008, we completed 3 new investments and several follow-on investments in existing portfolio companies, totaling approximately $70,036.  The more significant of these investments are described briefly in the following:

On August 1, 2008, we provided $7,400 in debt financing to Castro Cheese Company, Inc., or Castro, based in Houston, Texas.  Castro is a leading manufacturer, marketer, and distributor of Hispanic cheeses and creams.

On August 4, 2008, we provided $15,000 in debt financing to support the take-private acquisition of the TriZetto Group, or TriZetto.  TriZetto is a leading healthcare information technology company.

On August 21, 2008, we provided a $26,000 senior secured debt financing and co-invested $2,300 in equity alongside Great Point Partners, LLC,  or Great Point, in its growth recapitalization of BNN Holdings Corp.  d/b/a Biotronic NeuroNetwork, or Biotronic, based in Ann Arbor, Michigan.  Biotronic is the largest independent national provider of intra-operative neurophysiological monitoring services.

On July 23, 2008 and September 8, 2008 we made follow-on secured debt investments of $400 and $2,700, respectively in Iron Horse Coiled Tubing, Inc., or Iron Horse, in support of the build out of additional equipment.

During the year ended June 30, 2008, we completed 15 new investments and several follow-on investments in existing portfolio companies, totaling approximately $311,947.  The more significant of these investments are described briefly in the following:

On July 31, 2007, we provided $15,000 growth financing to Wind River, a privately-held oil and gas production business based in Salt Lake City, Utah.  The investment was in the form of senior secured notes with a net profits interest.

On August 8, 2007, we provided $6,000 growth and recapitalization financing to Deep Down, a deepwater drilling services and manufacturing provider based in Houston, Texas.  The investment was in the form of senior secured notes and warrants.

On August 28, 2007, we provided $9,200 growth and recapitalization financing to Diamondback, an oil and gas production company based in Tulsa, Oklahoma.  The investment was in the form of senior secured notes with a net profits interest.

On October 9, 2007, we made a second lien debt investment of $9,750 in Resco Products, Inc., a leading designer and manufacturer of refractory materials based in Pittsburgh, Pennsylvania.

On October 17, 2007, we made a $3,000 follow-on secured debt investment in NRG, in support of NRG's acquisition of Dynafab Corporation, or Dynafab.  Dynafab is a manufacturer of a range of metal structures and vessels for use in the oil and gas and transportation industries, including fuel tanks for on-road and off-road vehicles as well as various drilling rig components.

On October 19, 2007, we made a second lien debt investment of approximately $5,000 in a leading provider of outsourced technical services based in Pennsylvania.  The Company's investment is supporting the acquisition of this service provider by HM Capital Partners, L.P., or HM, a $1.6 billion private equity fund based in Dallas, Texas.  HM's investment professionals previously were principals with Hicks, Muse, Tate & Furst, Inc.

On November 1, 2007, we made a second lien secured debt investment, as well as a small equity co-investment, aggregating approximately $13,750 in Maverick Healthcare Group, L.L.C. (d/b/a Preferred Homecare) a leading comprehensive home healthcare services provider based in Mesa, Arizona.

On November 5, 2007, we invested approximately $18,000 in second lien secured financing in Shearer's, a snack food manufacturer based in Brewster, Ohio, with Winston Partners as the private equity financial sponsor.

On November 9, 2007, we made a second lien debt investment of $12,000 in Qualitest, and its affiliates, a leading manufacturer and distributor of generic pharmaceuticals based in Huntsville, Alabama.

On November 14, 2007, we entered into an agreement to invest in a second lien secured debt from Deb Shops of $15,000.  This transaction was consummated on December 10, 2007.  Deb Shops is a leading specialty apparel retailer based in Philadelphia, Pennsylvania.

On November 21, 2007, we provided combined debt financing of $25,386 to IEC and ARS, two related oilfield service companies based in Houston, Texas.  This investment took the form of two separate senior secured instruments with cross-collateralized guarantees and a NPI in each company.

On February 11, 2008, we made a $5,121 senior secured loan to North Fork, a Kentucky-based mining and coal production company.  We also have a controlling equity interest in North Fork.

On March 5, 2008, we made an additional secured Term C debt investment of approximately $6,500 in Unitek Acquisition, Inc., or Unitek, a leading provider of outsourced technical services based in Blue Bell, Pennsylvania.  We have now extended in the aggregate $11,500 of debt capital to Unitek.

On March 14, 2008, we provided debt financing of $14,500 to support the acquisition of American Gilsonite Company, or AGC by a private equity firm based in New York.  AGC is a specialty mineral company with operations based in Bonanza, Utah.  Furthermore, we made an additional $1,000 investment in the equity of AGC.

On April 3, 2008, we provided $39,800 of first and second lien debt and equity for the recapitalization of Ajax, a custom forger of seamless rolled steel rings located in York, South Carolina.  Our debt is secured by a first lien on inventory, machinery, and certain other assets of Ajax.  The equity interest purchased in Ajax is controlling in nature and was made alongside equity co-investments by Ajax's senior managers.

On April 30, 2008, we provided debt financing of $20,000 to support the acquisition by Peerless, headquartered in Dallas, Texas, of Nitram.  Peerless is a leading designer, manufacturer, and marketer of industrial environmental separation and filtration systems while Nitram focuses on separation, heat transfer, pulsation dampening, and industrial silencing products.  Peerless and Nitram serve a diversified, global list of customers in industries such as oil and gas production, gas pipelines, chemical and petrochemical processing, and power generation.

During the three months ended September 30, 2008, we closed-out 2 positions which are briefly described below.

On July 3, 2008, we exercised our warrant for 4,960,585 shares of common stock in Deep Down, Inc., or Deep Down.  As permitted by the terms of the warrant, we elected to make this exercise on a cashless basis entitling us to 2,618,129 common shares.  On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

On August 27, 2008, R-V Industries, Inc., or R-V repaid the $7,526 debt outstanding to us.

On September 30, 2008, we settled our net profits interests, or NPIs, in IEC Systems LP, or IEC and Advanced Rig Services LLC, or ARS, with the companies for a combined $12,576.  IEC and ARS originally issued the NPIs to us when we loaned a combined $25,600 to IEC and ARS on November 20, 2007.  In conjunction with the NPI realization, we simultaneously reinvested the $12,576 as incremental senior secured debt in IEC and ARS.  The incremental debt will amortize over the period ending November 20, 2010.

For the year ended June 30, 2008, we closed-out seven positions which are briefly described below.

On August 16, 2007, Arctic completely paid its loan with an additional prepayment penalty of $461 for the loan.  Including the prepayment premium, we realized a 20% cash internal rate of return on this investment, representing 1.25 times cash on cash (not including the equity investments that the Company continues to hold).  On April 30, 2008, we fully exited out of our investment in Arctic through the sale of our equity interest in Arctic for approximately $3,400.

On December 5, 2007, we received $5,099 from the sale of our debt investment in CIE, an ethanol project.

On December 28, 2007 and December 31, 2007, we entered into two agreements which monetized our investment in AOG.  These transactions generated aggregate proceeds of $3,939 for us.

On February 20, 2008, Ken-Tex Energy Corp., or Ken-Tex, repaid the $10,800 debt that it owed us.  As part of the transaction, we also sold back our NPI and overriding royalty interest, ORRI, in Ken-Tex.  In addition to the debt repayment, this transaction generated $3,300 in the form of a prepayment penalty and the sale of the NPI and ORRI.

On March 5, 2008, we closed out our position of common shares of Evolution Petroleum Corp. , or Evolution, at a gain of $486.

On March 31, 2008, TLOGH, L.P. repaid the $15,500 debt that it owed to us.

On June 6, 2008, Deep Down repaid the $12,000 debt that it owed us.  We realized an approximately 29% cash-on-cash internal rate of return, or IRR on the Deep Down investment, representing a 1.2 times cash-on-cash multiple, from a prepayment premium of approximately $450, upfront fees, and interest.  At June 30, 2008, we own a warrant to purchase approximately 5.0 million shares of Deep Down common stock at an exercise price of $0.507 per share.  On July 3, 2008, we exercised our warrant on a cashless basis entitling us to 2,618,129 common shares.  On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

The following is a quarter-by-quarter summary of our investment activity:

Quarter-End	Acquisitions(1)	Dispositions(2)

September 30, 2008	$70,456	$10,949
June 30, 2008	118,913	61,148
March 31, 2008	31,794	28,891
December 31, 2007	120,846	19,223
September 30, 2007	40,394	17,949
June 30, 2007	130,345	9,857
March 31, 2007	19,701	7,731
December 31, 2006	62,679	17,796
September 30, 2006	24,677	2,781
June 30, 2006	42,783	5,752
March 31, 2006	15,732	901
December 31, 2005	—	3,523
September 30, 2005	25,342	—
June 30, 2005	17,544	—
March 31, 2005	7,332	—
December 31, 2004	23,771	32,083
September 30, 2004	30,371	—
Since inception	$782,680	$218,584

(1)	Includes new deals, additional fundings, refinancings and PIK interest.
(2)	Includes scheduled principal payments, prepayments and refinancings.

 Investment Holdings

As of September 30, 2008, we continued to pursue our investment strategy.  Despite our name change to "Prospect Capital Corporation" and the termination of our policy to invest at least 80% of our net assets in energy companies, we currently have a concentration of investments in companies in the energy and energy related industries.  Some of the companies in which we invest have relatively short or no operating histories.  These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their investment objective or the value of our investment in them may decline substantially or fall to zero.

Our portfolio had an annualized current yield of 15.5% and 15.5% across all our long-term debt and certain equity investments as of September 30, 2008 and September 30, 2007, respectively.  This yield includes interest from all of our long-term investments as well as dividends from Gas Solutions Holdings, Inc., or GSHI, NRG Manufacturing, Inc., or NRG and Ajax Rolled Ring & Machine, or Ajax.  We expect the current yield to decline over time as we increase the size of the portfolio.  Monetization of other equity positions that we hold is not included in this yield calculation.  In each of our portfolio companies, we hold equity positions, ranging from minority interests to majority stakes, which we expect over time to contribute to our investment returns.  Some of these equity positions include features such as contractual minimum internal rates of returns, preferred distributions, flip structures and other features expected to generate additional investment returns, as well as contractual protections and preferences over junior equity, in addition to the yield and security offered by our cash flow and collateral debt protections.

We classify our investments by level of control.  As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company.  Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company.  Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

As of September 30, 2008, we own controlling interests in Ajax Rolled Ring & Machine, or Ajax, C&J Cladding, LLC, or C&J, GSHI, Integrated, Iron Horse, NRG, R-V, WEPI and Yatesville Coal Holdings, Inc., or Yatesville.  We also own affiliated interests in Appalachian Energy Holdings, LLC, or AEH, and Biotronic.

The following is a summary of our investment portfolio by level of control at September 30, 2008 and 2007:

	September 30, 2008		September 30, 2007

Type of Investment	Fair Value	Percent of Portfolio (%)	Fair Value	Percent of Portfolio (%)

Control	$202,324	35.0	$145,645	40.1
Affiliate	33,392	5.8	14,631	4.0
Non-Control/Non-Affiliate	313,587	54.2	191,981	52.8
Money Market Funds	28,658	5.0	11,348	3.1
Total Portfolio	$577,961	100.0	$363,605	100.0

As of June 30, 2008, we own controlling interests in Ajax, C&J, GSHI, Integrated, Iron Horse, NRG, R-V, WEPI, and Yatesville.  We also own an affiliated interest in AEH.

The following is a summary of our investment portfolio by level of control at June 30, 2008 and 2007:

	June 30, 2008		June 30, 2007

Level of Control	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio

Control	$205,827	38.8%	$145,121	39.5%
Affiliate	6,043	1.2%	14,625	4.0%
Non-Control/Non-Affiliate	285,660	53.8%	168,476	45.2%
Money Market Funds	33,000	6.2%	41,760	11.3%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by type of investment at September 30, 2008 and September 30, 2007, respectively:

	September 30, 2008		September 30, 2007

Type of Investment	Fair Value	Percent of Portfolio (%)	Fair Value	Percent of Portfolio (%)

Money Market Funds	$28,658	5.0	$11,348	3.1
Senior Secured Debt	265,582	46.0	218,282	60.0
Subordinated Secured Debt	201,769	34.9	79,001	21.7
Preferred Stock	8,732	1.5	120	0.1
Common Stock	62,136	10.7	51,301	14.1
Membership Interests	3,447	0.6	—	0.0
Warrants	7,637	1.3	3,553	1.0
Total Portfolio	$577,961	100.0	$363,605	100.0

The following is our investment portfolio presented by type of investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007

Type of Investment	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
Money Market Funds	$33,000	6.2%	$41,760	11.3%
Senior Secured Debt	203,985	38.5%	202,243	54.7%
Subordinated Secured Debt	215,585	40.6%	78,905	21.3%
Preferred Stock	6,455	1.2%	106	0.0%
Common Stock	59,563	11.2%	43,517	11.8%
Membership Interests	3,000	0.6%	—	0.0%
Warrants	8,942	1.7%	3,451	0.9%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by geographic location of the investment at September 30, 2008 and September 30, 2007, respectively:

	September 30, 2008		September 30, 2007

Geographic Exposure	Fair Value	Percent of Portfolio (%)	Fair Value	Percent of Portfolio (%)

Canada	$12,800	2.2	$19,847	5.5
Midwest US	75,890	13.1	36,965	10.2
Northeast US	57,522	10.0	43,940	12.1
Southeast US	128,463	22.2	69,055	19.0
Southwest US	229,575	39.7	167,450	46.0
Western US	45,053	7.8	15,000	4.1
Money Market Funds	28,658	5.0	11,348	3.1
Total Portfolio	$577,961	100.00	$363,605	100.0

The following is our investment portfolio presented by geographic location of the investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007

Geographic Exposure	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
Western US	$30,322	5.7%	$—	0.0%
Southeast US	128,512	24.2%	70,545	19.1%
Southwest US	211,177	39.9%	157,097	42.5%
Midwest US	47,869	9.0%	36,942	10.0%
Northeast US	68,468	12.9%	44,558	12.0%
Canada	11,182	2.1%	19,080	5.1%
Money Market Funds	33,000	6.2%	41,760	11.3%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by industry sector of the investment at September 30, 2008 and September 30, 2007, respectively:

	September 30, 2008		September 30, 2007

Industry Sector	Fair Value	Percent of Portfolio (%)	Fair Value	Percent of Portfolio (%)

Biofuels/Ethanol	$—	0.0	$8,000	2.2
Biomass Power	12,202	2.1	24,413	6.7
Construction Services	5,189	0.9	16,000	4.4
Contracting	5,000	0.9	5,000	1.4
Financial Services	22,987	4.0	25,000	6.9
Food Products	27,281	4.7	—	0.0
Gas Gathering and Processing	63,454	11.0	45,000	12.4
Healthcare	56,717	9.8	—	0.0
Manufacturing	102,735	17.8	48,664	13.4
Metal Services	7,821	1.3	5,837	1.6
Mining and Coal Production	27,891	4.8	16,970	4.6
Oilfield Fabrication	37,109	6.4	—	0.0
Oil and Gas Production	110,449	19.1	134,494	37.0
Pharmaceuticals	11,332	2.0	—	0.0
Production Services	12,800	2.2	16,253	4.5
Retail	12,407	2.1	—	0.0
Shipping Vessels	6,675	1.1	6,626	1.8
Specialty Minerals	15,911	2.8	—	0.0
	11,343	2.0	—	0.0
Money Market Funds	28,658	5.0	11,348	3.1
Total Portfolio	$577,961	100.0	$363,605	100.0

The following is our investment portfolio presented by industry sector of the investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007

Industry Sector	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
Biofuels/Ethanol	$—	0.0%	$8,000	2.1%
Biomass Power	15,580	2.9%	25,047	6.8%
Construction Services	6,043	1.1%	15,305	4.1%
Contracting	5,000	0.9%	5,000	1.3%
Financial Services	23,699	4.5%	25,000	6.8%
Food Products	19,351	3.7%	—	0.0%
Gas Gathering and Processing	61,542	11.6%	44,500	12.0%
Healthcare	13,752	2.6%	—	0.0%
Manufacturing	109,542	20.7%	41,376	11.2%
Metal Services	6,829	1.3%	5,829	1.6%
Mining and Coal Production	25,726	4.9%	18,499	5.0%
Oilfield Fabrication	24,854	4.7%	—	0.0%
Oil and Gas Production	112,850	21.3%	110,243	29.8%
Pharmaceuticals	11,523	2.2%	—	0.0%
Production Services	14,038	2.6%	22,870	6.2%
Retail	13,428	2.5%	—	0.0%
Shipping Vessels	6,804	1.3%	6,553	1.8%
Specialty Minerals	15,632	2.9%	—	0.0%
Technical Services	11,337	2.1%	—	0.0%
Money Market Funds	33,000	6.2%	41,760	11.3%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

 Investment Valuation

In determining the fair value of our portfolio investments at September 30, 2008, the Audit Committee considered valuations from the independent valuation firm and from management having an aggregate range of $519,641 to $570,010, excluding money market investments.  In determining the fair value of our portfolio investments at June 30, 2008, the Audit Committee considered valuations from the independent valuation firm and from management having an aggregate range of $471,291 to $513,775.

Several general economic factors have occurred during the past year which have affected the valuation of our investment portfolio.

Generally, interest rates offered on loans similar to those that we have originated have changed since our investments were consummated.  While we do not believe that there has been any diminution of credit quality, general changes in current interest rates would affect the price for which we could sell these assets and we have adjusted our fair value of these assets to reflect such changes.  At September 30, 2008, we have adjusted the value of thirteen debt investments based upon such general changes in market interest rates including: AEH, Biotronic, C&J, Deb Shops, Inc., or Deb Shops, Diamondback Operating, LP, or Diamondback, H&M Oil & Gas, LLC, Freedom Marine Services LLC, Maverick Healthcare Group, L.L.C., Qualitest Pharmaceuticals, Inc., or Qualitest, Regional Management Corp., or Regional, Shearer's Foods, Inc., or Shearer's, Stryker Energy, LLC, or Stryker, and TriZetto.  At June 30, 2008, we have adjusted the value of nine debt investments based upon such general changes in market interest rates including:  AEH, C&J, Deb Shops, Diamondback, Jettco Marine Services LLC, Qualitest, Regional, Shearer's, and Stryker.

Three debt investments were made to companies that are not performing in line with budget expectations.  These investments (Conquest Cherokee, LLC, or Conquest, Iron Horse, and Wind River Resources Corp. and Wind River II Corp., collectively Wind River) are adequately collateralized and we expect full recovery.  For these assets, we used higher market interest rates to take into account the increased credit risk and general changes in current interest rates for similar assets to determine their fair value.

Control investments offer increased risk and reward over straight debt investments.  Operating results and changes in market multiples can result in dramatic changes in values from quarter to quarter.  Significant downturns in operations can further result in our looking to recoveries on sales of assets rather than the enterprise value of the investment.  Several control assets in our portfolio are under enhanced scrutiny by our senior management and our Board of Directors and are discussed below.

 Gas Solutions Holdings, Inc.

GSHI is an investment that we made in September 2004 and own 100% of the equity.  GSHI is a midstream gathering and processing business located in East Texas.  GSHI has improved its operations and experienced an increase in revenue, gross margin, and EBITDA (the latter two metrics on both an absolute and a percentage of revenues basis) over the past four years.

In late December 2007, we engaged RBC Capital Markets Corporation as a financial advisor to explore strategic alternatives, including a potential sale.  We have been in discussions with multiple interested purchasers for GSHI and have not yet entered into a binding agreement.  Significant negotiations continue.  While we wish to unlock the value we see in GSHI, we do not wish to enter into any agreement at any time that does not recognize the long term value we see in GSHI.  As an almost fully hedged midstream asset generating predictable and consistent cash flow to us, GSHI is an asset that we wish to sell at a value-maximizing price, or not at all.  We have a patient approach toward the process.  A sale of the assets, rather than the stock of GSHI, might result in a significant tax liability at the GSHI level which will need to be paid prior to any distribution to us.

In late March 2008, Royal Bank of Canada provided a $38 million term loan to Gas Solutions II Ltd., a wholly owned subsidiary of GSHI, the proceeds of which were used to refinance all of the approximately $8 million of outstanding senior secured debt held by Citibank N.A. (formerly known as Citibank Texas, N.A. and First American Bank, SSB) as well as to make a $30 million cash distribution to GSHI.  We have non-recourse access to this cash at GSHI.

In early May 2008, Gas Solutions II Ltd. purchased a series of propane puts at $0.10 out of the money and at prices of $1.53 per gallon and $1.394 per gallon covering the periods May 1, 2008, through April 30, 2009, and May 1, 2009, through April 30, 2010, respectively.  These hedges have been executed at close to the highest market propane prices ever achieved on an historical basis; such hedges preserve the upside of Gas Solutions II Ltd. to benefit from potential future increases in commodity prices.  GSHI has generated approximately $19.5 million of unadjusted plant operating income for the first eight months ending August 31, 2008.  Annualizing the current year results, this is an increase of 126.7% from the 2007 results.

In determining the value of GSHI, we have utilized three methods to derive the enterprise value: the market approach, income approach, and the indicative value from several letters of interest.  These methods offer a wide range of values and our Board of Directors has determined the value to be $63,454 (after tax) and $61,542 (after tax) for our debt and equity positions at September 30, 2008 and June 30, 2008, respectively.  GSHI has been valued at $38,212 above its amortized cost, compared to the $36,321 unrealized gain recorded at June 30, 2008 and compared to the $21,222 unrealized gain recorded at June 30, 2007.

 Integrated Contract Services, Inc.

Our investment in Integrated is under enhanced review by our senior management team due to existing or potential payment and/or covenant defaults under the contracts governing these investments.  Integrated owns the assets of ESA Environmental Specialists, Inc., or ESA, and 100% of the stock of The Healing Staff, or THS.  ESA originally defaulted under our contract governing our investment in ESA, prompting us to commence foreclosure actions with respect to certain ESA assets in respect of which we have a priority lien.  In response to our actions, ESA filed voluntarily for reorganization under the bankruptcy code on August 1, 2007.  On September 20, 2007 the U.S. Bankruptcy Court approved a Section 363 Asset Sale from ESA to us.  To complete this transaction, we contributed our ESA debt to a newly-formed entity, Integrated, and provided funds for working capital on October 9, 2007.  In return for the ESA debt, we received senior secured debt in Integrated of equal amount to our ESA debt, preferred stock of Integrated, and 49% of the Integrated common stock.  Integrated subsequently ceased operations and assigned the collateral back to us.  Integrated is in default of both payment and financial covenants.  During September and October 2007, we provided $1,170 to THS for working capital.

We have a senior-secured, first-lien debt position with collateral in the form of receivables, real estate, other assets, guaranties, and the stock of THS.  Based upon an analysis of the liquidation value of the ESA assets and the enterprise value of THS, our Board of Directors reaffirmed the fair value of our investment in Integrated at $5,000, a reduction of $11,567 from its amortized cost, compared to the $11,464 unrealized loss recorded at June 30, 2008. At June 30, 2007, an $8,766 unrealized loss was recorded on this investment.

 R-V Industries, Inc.

R-V demonstrated strong performance in operations throughout 2008 with trailing twelve-month EBITDA increasing by over 50% since our closing in May 2007.  R-V continues to pay down debt, repaying $7,000 of our debt during the fiscal year ended June 30, 2008.  Our Board of Directors, upon recommendation from senior management, has set the value of the R-V investment at $18,549 at June 30, 2008, $5,924 above its amortized cost, compared to valuing the R-V investment at par at June 30, 2007.  During the quarter ended September 30, 2008, R-V repaid the remainder of its senior secured debt owed to us.  Our Board of Directors, upon recommendation from senior management, has set the value of the R-V equity investment at $11,991 at September 30, 2008, $5,241 above its amortized cost.

 Worcester Energy Partners, Inc.

WEPI is under enhanced review by our senior management team due to poor operating results since investment.  We have installed a new manager at WEPI who is instituting new controls to reduce costs and improve efficiency.  WEPI has negotiated an interim agreement with the buyer of its energy production and is now earning revenues sufficient to cover its debt service requirements.  Our Board of Directors, upon recommendation from senior management, has set the value of the WEPI investment based upon an enterprise valuation at $12,202 at September 30, 2008, a reduction of $28,116 from its amortized cost, compared to the $22,141 unrealized loss recorded at June 30, 2008 and a $1,686 unrealized loss recorded at June 30, 2007.

 Yatesville Coal Holdings, Inc.

All of our coal holdings are now held in one consolidated entity, Yatesville.  The consolidated group has seen an improvement in operating results primarily from increased prices in coal, improved production, reductions in operating expenses from the consolidation of the management and operations and the allocation of assets to their most efficient use.  Until a longer track record is established or a viable sales process is in place, we will continue to value Yatesville on an asset basis.  Our Board of Directors, upon recommendation from senior management, has set the value of the Yatesville investment at $27,891 at September 30, 2008, a reduction of $13,611 from its amortized cost, compared to the $14,694 unrealized loss recorded at June 30, 2008 and a $10,969 unrealized loss recorded at June 30, 2007.

 Capitalization

Our investment activities are capital intensive and the availability and cost of capital is a critical component of our business.  We capitalize our business with a combination of debt and equity.  Our debt is currently consists of a revolving credit facility availing us of the ability to borrow up to $200 million of debt and our equity capital is currently comprised entirely of common equity.

We had $131,667 and $91,167 of borrowings at September 30, 2008 and June 30, 2008, respectively.  These borrowings were made against a credit facility in place at Rabobank Nederland.  The maintenance of this facility requires us to pay a fee for the amount not drawn upon.  Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increased to 50.0 basis points per annum if that unused portion was greater than 50% of the total amount of the facility.  The following table shows the facility amounts and outstanding borrowings at September 30, 2008, June 30, 2008 and June 30, 2007:

	September 30, 2008		June 30, 2008		June 30, 2007

	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding
Revolving Credit Facility	$200,000	$131,667	$200,000	$91,167	$200,000	$—

The following table shows the contractual maturity of our revolving credit facility at September 30, 2008:

	Payments Due By Period

	Less Than 1 year	1-3 Years	3-5 Years	More Than 5 Years
Credit Facility Payable	$131,667	$—	$—	$—

During the quarter ended September 30, 2008, we did not raise any additional equity as the market was not conducive to a public offering.  The following table shows the calculation of net asset value per share as of September 30, 2008 June 30, 2008 and June 30, 2007:

	September 30, 2008	June 30, 2008	June 30, 2007

Net Assets	$431,739	$429,623	$300,048
Shares of common stock outstanding	29,520,379	29,520,379	19,949,065
Net asset value per share	$14.63	$14.55	$15.04

At September 30, 2008, we had 29,520,379 of our common stock issued and outstanding.

 Results of Operations

Net increase in net assets resulting from operations for the three months ended September 30, 2008 and September 30, 2007 was $13,998 and $8,550, respectively, representing $0.47 and $0.43 per share, respectively.  We experienced a net realized and unrealized loss of $9,504 or approximately $0.32 per share in the three months ended September 30, 2008.  This compares with the net realized and unrealized gain of $685 during the three months ended September 30, 2007 or approximately $0.04 per share.

Net increase in net assets resulting from operations for the years ended June 30, 2008, 2007 and 2006 was $27,591, $16,728 and $12,896, respectively, representing $1.17, $1.06 and $1.83 per share, respectively.  We experienced realized and unrealized gains of $4,338 or approximately $0.61 per share in the year ended June 30, 2006, primarily from the unrealized gain recognized on our investment in GSHI.  During the year ended June 30, 2007, we experienced unrealized and realized losses of $6,403 or approximately $0.41 per share primarily from the write-downs of our investments in AOG.  During the year ended June 30, 2008, we experienced unrealized and realized losses of $17,522 or approximately $0.74 per share primarily from the sales of our investments in AOG and CIE at a loss.

While we seek to maximize gains and minimize losses, our investments in portfolio companies can expose our capital to risks greater than those we may anticipate as these companies are typically not issuing securities rated investment grade, have limited resources, have limited operating history, are generally private companies with limited operating information available and are likely to depend on a small core of management talents.  Changes in any of these factors can have a significant impact on the value of the portfolio company.

 Investment Income

We generate revenue in the form of interest income on the debt securities that we own, dividend income on any common or preferred stock that we own, and amortized loan origination fees on the structuring of new deals.  Our investments, if in the form of debt securities, will typically have a term of one to ten years and bear interest at a fixed or floating rate.  To the extent achievable, we will seek to collateralize our investments by obtaining security interests in our portfolio companies' assets.  We also may acquire minority or majority equity interests in our portfolio companies, which may pay cash or in-kind dividends on a recurring or otherwise negotiated basis.  In addition, we may generate revenue in other forms including prepayment penalties and possibly consulting fees.  Any such fees generated in connection with our investments are recognized as earned.

Investment income, which consists of interest income, including accretion of loan origination fees and prepayment penalty fees, dividend income and other income, including net profits interest, overriding royalties interest and structuring fees, was $35,799 and $15,391 for the three months ended September 30, 2008 and

September 30, 2007, respectively.  The following table describes the various components of investment income and the related levels of debt investments:

	Three Months Ended September 30,

	2008	2007

Interest income	$17,556	$12,832
Dividend income	4,723	1,618
Other income	13,520	941
Total investment income	$35,799	$15,391

Average debt principal of investments	$493,487	$321,139
Weighted-average interest rate earned	14.11%	15.85%

Investment income has been increasing as a larger investment portfolio has been generating greater income from both interest and dividends.  Average interest income producing assets have increased from $321,139 for the three months ended September 30, 2007 to $493,487 for the three months ended September 30, 2008.  While we have been able to increase the gross amount of interest income, average yields on interest bearing assets have decreased from 15.9% for the three months ended September 30, 2007 to 14.1% for three months ended September 30, 2008.  The decrease in yield is the result of our increasing our asset mix in financings with private equity sponsors.  We believe that such financings offer less risk, and consequently lower yields, due, in part, to lesser risk to our capital resulting from larger equity at risk underneath our capital.  Holding these types of investments has allowed us to more effectively utilize our credit facility to finance such assets at an average rate of 4.3% for the three months ended September 30, 2008.

The increase in investment income is also driven by increases in income from dividends and other sources.  Dividend income has grown significantly from $1,618 for the three months ended September 30, 2007 to $4,723 for the three months ended September 30, 2008.  Much of the increase in dividend income is attributable to dividends received as a result of our investment in GSHI which paid $4,000 and $850 for the three months ended September 30, 2008 and September 30, 2007, respectively.  Dividends were also received from our investments in Ajax and NRG.  The significant increase in other income reflects our settlement of our net profit interests in IEC/ ARS for $12,576.  In addition to settlement of net profit interests, sources of other income include, but are not limited to, income from structuring fees and overriding royalty interests.

Investment income was $79,402, $40,681, and $16,869 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Drivers of these increases include increased assets generating increased interest income along with increased income from royalty, net profits, and restructuring fees.  The following table describes the various components of investment income and the related levels of debt investments:

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006
Interest income	$59,033	$30,084	$13,268
Dividend income	12,033	6,153	3,601
Other income	8,336	4,444	—
Total investment income	$79,402	$40,681	$16,869
Average debt principal of investments	$397,913	$172,605	$70,727
Other income – Restructuring fee income	$4,751	$2,574	$—

Total investment income has increased from $16,869 for the year ended June 30, 2006 to $40,681 for the year ended June 30, 2007 to $79,402 for the year ended June 30, 2008.  Investment income has been increasing as we continue to deploy the additional capital, raised in both debt and equity offerings, in revenue-producing assets.

Average interest income producing assets have increased from $70,727 for the year ended June 30, 2006 to $172,605 for the year ended June 30, 2007 to $397,913 for the year ended June 30, 2008.  While we have been able to increase the gross amount of interest income, average yields on interest bearing assets have decreased from 18.8% for the year ended June 30, 2006 to 17.4% for the year ended June 30, 2007 to 14.8% for the year ended June 30, 2008.  These decreases are the result of our increasing our asset mix in financings with private equity sponsors.  We believe that such financings offer less risk, and consequently lower yields, due, in part, to lesser risk to our capital resulting from larger equity at risk underneath our capital.  Holding these types of investments has allowed us to more effectively utilize our credit facility to finance such assets at an average rate of 5.67% for the year ended June 30, 2008.

Investment income is also generated from dividends and other income.  Dividend income has grown significantly from $3,601 for the year ended June 30, 2006 to $6,153 for the year ended June 30, 2007 to $12,033 for the year ended June 30, 2008.  We have received dividends from our investments in GSHI, R-V, Ajax, C&J and NRG.  Other income has come primarily from structuring fees, overriding royalty interests, and prepayment penalties on net profits interests.

 Operating Expenses

Our primary operating expenses consist of investment advisory fees (base and incentive fees), credit facility costs, legal and professional fees and other operating and overhead-related expenses.  These expenses include our allocable portion of overhead under the Administration Agreement with Prospect Administration under which Prospect Administration provides administrative services and facilities for us.  Our investment advisory fees compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments.  We bear all other costs and expenses of our operations and transactions in accordance with our Administration Agreement with Prospect Administration.  Operating expenses were $12,297 and $7,526 for the three months ended September 30, 2008 and September 30, 2007, respectively. Operating expenses were $34,289, $17,550, and $8,311 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

The base investment advisory expense was $2,823 and $1,866 for the three months ended September 30, 2008 and September 30, 2007, respectively.  The increase in this expense is directly related to our growth in total assets.  For the three months ended September 30, 2008 and September 30, 2007, we incurred $5,875 and $1,966, respectively, of income incentive fees.  The increase in the income incentive fees is driven by our stronger performance with respect to net investment income as evidenced by net operating income ratios of 11.7% and 10.7% for the three months ended September 30, 2008 and September 30, 2007, respectively.  No capital gains incentive fee has yet been incurred pursuant to the Investment Advisory Agreement.

The base investment advisory expenses were $8,921, $5,445, and $2,082 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  These increases are directly related to our growth in total assets.  $11,278, $5,781, and $1,786 income incentive fees were earned for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  The increases in the income incentive fees are driven by our stronger performance with respect to net investment income as evidenced by net operating income ratios of 12.66%, 9.71% and 7.90% for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  No capital gains incentive fee has yet been incurred pursuant to the Investment Advisory Agreement.

During the three months ended September 30, 2008 and September 30, 2007, we incurred $1,518 and $1,238, respectively of expenses related to our credit facilities.  These expenses are related directly to the leveraging capacity put into place for each of those periods and the levels of indebtedness actually undertaken in those quarters.  The table below describes the various credit facility expenses and the related indicators of leveraging capacity and indebtedness.

	Three Months Ended September 30,
	2008	2007

Interest expense	$1,230	$891
Amortization of deferred financing costs	180	186
Commitment and other fees	108	161
Total	$1,518	$1,238

Weighted-average debt outstanding	$115,419	$49,763
Weighted-average interest rate incurred	4.27%	7.18%
Facility amount at beginning of period	$200,000	$200,000

During the years ended June 30, 2008, June 30, 2007 and June 30, 2006, we incurred $6,318, $1,903, and $642, respectively of expenses related to our credit facilities.  The table below describes the various credit facility expenses and the related indicators of leveraging capacity and indebtedness.

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006
Interest expense	$5,104	$357	$422
Amortization of deferred financing costs	726	1,264	220
Commitment and other fees	488	282	—
Total	$6,318	$1,903	$642
Weighted-average debt outstanding	$90,032	$4,282	$4,696
Weighted-average interest rate	5.67%	8.37%	9.01%
Facility amount at beginning of year	$200,000	$30,000	$—

As our asset base has grown and we have added complexity to our capital raising activities, due, in part, to our securitization credit facility initiated in June 2007, we have commensurately increased the size of our administrative and financial staff, accounting for a significant increase in the overhead allocation from Prospect Administration.  Over the last year, Prospect Administration has added several additional staff members, including a senior finance professional, a treasurer, a corporate counsel and other finance professionals.  As our portfolio continues to grow, we expect to continue to increase the size of our administrative and financial staff on a basis that provides increasing returns to scale.  However, initial investments in administrative and financial staff may not provide returns to scale immediately, perhaps not until the portfolio increases to a greater size.  Other allocated expenses from Prospect Administration have, as expected, increased alongside with the increase in staffing and asset base.

Asset-based fees from Vastardis, the sub-administrator to Prospect Administration, have also grown as assets have grown.  Legal costs decreased significantly from $1,206 for the three months ended September 30, 2007 to $597 for the three months ended September 30, 2008 as there were reduced costs for litigation during the 2008 period.   Legal costs for the year ended June 30, 2008 increased significantly from the year ended June 30, 2007 as we continue to vigorously defend certain legal actions against us during this period.

 Net Realized Gains (Loss)

Net realized gains (losses) were $1,645 and $(11) for the three months ended September 30, 2008 and September 30, 2007, respectively.  The net realized gain of $1,645 for the three months ended September 30, 2008 was due primarily to the sale of the warrants related to Deep Down while the $(11) realized loss registered for the three months ended September 30, 2007 is attributable to the sale of U.S. Treasury Bills.

Net realized gains (losses) were ($16,222), $1,949, and $303 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  The net realized loss of ($16,222) sustained in FY2008 was due mainly to the sale of CIE and AOG while the $1,949 realized gain registered for FY2007 is attributable to the sale of Evolution.

 Increase (Decrease) in Net Assets from Net Changes in Unrealized Appreciation/Depreciation

Increase (decrease) in net assets from changes in unrealized appreciation/depreciation was $(11,149) and $696 for the three months ended September 30, 2008 and September 30, 2007, respectively.  For the three months ended September 30, 2008, the $11,149 decrease in net assets from the net change in unrealized appreciation/depreciation was driven by significant write-downs in our investments in WEPI, Deb Shops, Iron Horse and by the disposition of Deep Down which had been previously valued above cost.  These instances of unrealized depreciation were partially offset by unrealized appreciation in C&J, GSHI, and Yatesville.  For the three months ended September 30, 2007, the $696 increase in net assets from such changes is attributable to write-ups of our investment in NRG offset by write-downs for our investments in ESA, Genesis Coal Corp., or Genesis, Whymore Coal Company, Inc., or Whymore, and WEPI.

Increase (decrease) in net assets from changes in unrealized appreciation/depreciation was ($1,300), ($8,352), and $4,035 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  For FY2008, the ($1,300) decrease in net assets from the net change in unrealized appreciation/depreciation was driven by significant write-downs in our investments in Integrated, Worcester Energy Co., Inc., or WECO, and Yatesville partially offset by the write-up for our investment in GSHI and by the disposition of previously written-down investments in AOG and ESA.  FY2007's ($8,352) decrease in net assets from such changes is attributable to significant write-downs of our investments in AOG, ESA, Unity and Whymore which, in turn, were slightly offset by a significant write-up in the value for GSHI.  For FY2006, the $4,035 increase in net assets due to changes in unrealized appreciation/depreciation was mainly attributable to a write-up of the investment in GSHI.

 Financial Condition, Liquidity and Capital Resources

Our cash flows used in operating activities totaled $27,785 and $52,578, for the three months ended September 30, 2008 and September 30, 2007, respectively.  Financing activities provided cash flows of $28,499 and $52,578 for the three months ended September 30, 2008 and September 30, 2007, respectively.  Dividends paid were $11,845 and $6,587, for the three months ended September 30, 2008 and September 30, 2007, respectively.

Our cash flows provided by (used in) operating activities totaled ($204,025), ($143,890), ($29,919), for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Financing activities provided (used) cash flows of $204,580, $143,890, and $20,332, for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Dividends paid and declared were $24,915, $21,634, and $7,663, for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Our primary uses of funds have been to add to our investments in our portfolio companies, to add new companies to our investment portfolio, and to make cash distributions to holders of our common stock.  In the future, we may also use some of our funds to buy back our common stock on the open market.

We have and may continue to fund a portion of our cash needs through borrowings from banks, issuances of senior securities or secondary offerings.  We may also securitize a portion of our investments in mezzanine or senior secured loans or other assets.  Our objective is to put in place such borrowings in order to enable us to expand our portfolio.  At September 30, 2008, we had a $200,000 revolving credit facility on which $131,667 was outstanding.  At June 30, 2008, we had a $200,000 revolving credit facility on which $91,167 was outstanding.  This facility matures on June 6, 2009, and we are currently negotiating for an extension and expansion of the facility.

On September 6, 2007, our Registration Statement on Form N-2 was declared effective by the SEC.  At September 30, 2008, under the Registration Statement, we had remaining availability to issue up to approximately $354,000 of our equity securities over the next three years.

 Off-Balance Sheet Arrangements

At September 30, 2008, we did not have any off-balance sheet liabilities or other contractual obligations that are reasonably likely to have a current or future material effect on our financial condition, other than those which originate from 1) the Investment Advisory Agreement and the Administration Agreement and 2) the portfolio companies.

 Developments Since September 30, 2008

On October 9, 2008, our Board of Directors approved a share repurchase plan under which we may repurchase up to $20,000 of our common stock at prices below our net asset value as reported in our financial statements published for the year ended June 30, 2008.

On October 16, 2008, we issued 117,549 shares of our common stock in connection with the Dividend Reinvestment Plan.  See "Dividend Reinvestment Plan."

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of June 30, 2008. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2008 based upon criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of June 30, 2008 based on the criteria on Internal Control — Integrated Framework issued by COSO.

Our management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2008 has been audited by BDO Seidman LLP, an independent registered public accounting firm, as stated in their report which appears in the 10-K.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus for investment in portfolio companies in accordance with our investment objective and strategies, repayment of then outstanding indebtedness, acquisitions or general corporate purposes.  A supplement to this prospectus relating to each offering will more fully identify the use of the proceeds from such offering including any intention to utilize proceeds to pay expenses in order to avoid sales of long-term assets.

We anticipate that substantially all of the net proceeds of an offering of Securities pursuant to this prospectus will be used for the above purposes within six months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions.  In addition, we expect that there will be several offerings pursuant to this prospectus; we expect that substantially all of the proceeds from all offerings will be used within three years.  Pending our new investments, we plan to invest a portion of net proceeds in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment and other general corporate purposes.  The management fee payable by us will not be reduced while our assets are invested in such securities.  See "Regulation ― Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

FORWARD-LOOKING STATEMENTS

Our annual report on Form l0-K for the year ended June 30, 2008, any of our quarterly reports on Form 10-Q or current reports on Form 8-K, or any other oral or written statements made in press releases or otherwise by or on behalf of Prospect Capital Corporation including this prospectus may contain forward looking statements within the meaning of the Section 21E of the Securities Exchange Act of 1934, as amended, which involve substantial risks and uncertainties. Forward looking statements predict or describe our future operations, business plans, business and investment strategies and portfolio management and the performance of our investments and our investment management business.  These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs, and our assumptions.  Words such as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projected," "projections," "plans," "seeks," "anticipates," "anticipated," "should," "could," "may," "will," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and variations of these words and similar expressions are intended to identify forward-looking statements.  Our actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.  These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.  These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our future operating results,

•	our business prospects and the prospects of our portfolio companies,

•	the impact of investments that we expect to make,

•	the dependence of our future success on the general economy and its impact on the industries in which we invest,

•	the ability of our portfolio companies to achieve their objectives,

•	difficulty in obtaining financing or raising capital, especially in the current credit and equity environment,

•	the level and volatility of prevailing interest rates and credit spreads, magnified by the current turmoil in the credit markets,

•	adverse developments in the availability of desirable loan and investment opportunities whether they are due to competition, regulation or otherwise,

•	a compression of the yield on our investments and the cost of our liabilities, as well as the level of leverage available to us,

•	our regulatory structure and tax treatment, including our ability to operate as a business development company and a regulated investment company;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments,

•
authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board, the Securities and Exchange Commission, Internal Revenue

Service, the New York Stock Exchange, and other authorities that we are subject to, as well as their counterparts in any foreign jurisdictions where we might do business; and

•	the risks, uncertainties and other factors we identify in "Risk Factors" and elsewhere in this prospectus and in our filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate.  Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital.  In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved.  These risks and uncertainties include those described or identified in "Risk Factors" and elsewhere in this prospectus.  You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

DISTRIBUTIONS

We have paid and intend to continue to distribute quarterly distributions to our stockholders out of assets legally available for distribution.  Our distributions, if any, will be determined by our Board of Directors.  Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications.

In order to maintain RIC tax treatment, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution.  In order to avoid certain excise taxes imposed on RICs, we are required to distribute with respect to each calendar year by January 31 of the following year an amount at least equal to the sum of

•	98% of our ordinary income for the calendar year,

•	98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and

•	any ordinary income and net capital gains for preceding years that were not distributed during such years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings.  We anticipate that the tax to be paid in the quarter ending March 31, 2009 will be approximately $532,000.

In addition, although we currently intend to distribute realized net capital gains (which we define as net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide in the future to retain such capital gains for investment.  In such event, the consequences of our retention of net capital gains are as described under "Material U.S. Federal Income Tax Considerations."  We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We maintain an "opt out" dividend reinvestment plan for our common stockholders.  As a result, if we declare a dividend, then stockholders' cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash dividends.  See "Dividend Reinvestment Plan."  To the extent prudent and practicable, we intend to declare and pay dividends on a quarterly basis.

With respect to the dividends paid to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies were treated as taxable income and accordingly, distributed to stockholders.  From our initial public offering through September 30, 2008, we have distributed over 100% of our taxable income to our stockholders.  For the fiscal year ended June 30, 2008, we declared total dividends of approximately $39.5 million.

Tax characteristics of all distributions will be reported to stockholders, as appropriate, on Form 1099-DIV after the end of the year.  Our ability to pay distributions could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

The following table lists the quarterly distributions per share since shares of our common stock began being regularly quoted on The NASDAQ Global Select Market:

Date Declared	Record Date	Payment Date	Per Share	Amount
11/11/2004	12/10/2004	12/30/2004	$0.100	$705,510
2/9/2005	3/11/2005	3/30/2005	$0.125	$881,888
4/21/2005	6/10/2005	6/30/2005	$0.150	$1,058,265
9/15/2005	9/22/2005	9/29/2005	$0.200	$1,411,020
12/12/2005	12/22/2005	12/29/2005	$0.280	$1,975,428
3/15/2006	3/23/2006	3/30/2006	$0.300	$2,116,530
6/14/2006	6/23/2006	6/30/2006	$0.340	$2,401,060
7/31/2006	9/22/2006	9/29/2006	$0.380	$4,858,879
12/15/2006	12/29/2006	1/5/2007	$0.385	$7,263,926
3/14/2007	3/23/2007	3/30/2007	$0.3875	$7,666,837
6/14/2007	6/22/2007	6/29/2007	$0.390	$7,752,900
9/6/2007	9/19/2007	9/28/2007	$0.3925	$7,830,008
12/18/2007	12/28/2007	1/7/2008	$0.395	$9,369,850
3/6/2008	3/31/2008	4/16/2008	$0.400	$10,468,455
6/19/2008	6/30/2008	7/16/2008	$0.40125	$11,845,052
9/16/2008	9/30/2008	10/16/2008	$0.4025	$11,881,953
12/19/2008	12/31/2008	1/20/2009	$0.40375	$11,958,904
Total Declared				$101,446,465

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The NASDAQ Global Select Market under the symbol "PSEC."  The following table sets forth, for the periods indicated, our net asset value per share of common stock and the high and low sales prices per share of our common stock as reported on The NASDAQ Global Select Market.  Our common stock historically trades at prices both above and below its NAV.  There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained.

	Stock Price			Premium (Discount) of High to	Premium (Discount) of Low to	Dividend
	NAV(1)	High(2)	Low(2)	NAV	NAV	Declared
Twelve Months Ending June 30, 2005
First quarter	$13.67	$15.45	$14.42	13.0%	5.5%	—
Second quarter	13.74	15.15	11.63	10.3%	(15.4)%	$0.100
Third quarter	13.74	13.72	10.61	(0.1)%	(22.8)%	0.125
Fourth quarter	14.59	13.47	12.27	(7.7)%	(15.9)%	0.150
Twelve Months Ending June 30, 2006
First quarter	$14.60	$13.60	$11.06	(6.8)%	(24.2)%	$0.200
Second quarter	14.69	15.46	13.02	5.2%	(12.6)%	0.280
Third quarter	14.81	16.64	15.00	12.4%	1.3%	0.300
Fourth quarter	15.31	17.05	15.83	11.5%	3.4%	0.340
Twelve Months Ending June 30, 2007
First quarter	$14.86	$16.77	$15.30	12.9%	2.3%	$0.380
Second quarter	15.24	18.79	15.60	24.5%	(0.9)%	0.385
Third quarter	15.18	17.68	16.40	16.5%	8.0%	0.3875
Fourth quarter	15.04	18.68	16.91	24.2%	12.4%	0.390
Twelve Months Ending June 30, 2008
First quarter	$15.08	$18.68	$14.15	24.7%	(16.1)%	$0.3925
Second quarter	14.58	17.17	11.22	18.3%	(23.3)%	0.395
Third quarter	14.15	16.00	13.55	13.1%	(4.2)%	0.400
Fourth quarter	$14.55	$16.12	$13.18	10.8%	(9.4)%	0.40125
Twelve Months Ending June 30, 2009
First quarter	$14.63	$14.24	$11.12	(.27)%	(24.0)%	$0.4025
Second quarter	—(3)	$13.08	$6.29	—(3)	—(3)	0.40375
Third quarter (to 1/28/09)	—(3)	$12.89	$10.74	—(3)	—(3)	—

(1)
Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high or low sales price.  The net asset values shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.
(3)	NAV has not yet been finally determined for any day after September 30, 2008.

On January 28, 2009, the last reported sales price of our common stock was $11.63 per share.  As of December 31, 2008, we had approximately 47 stockholders of record.

BUSINESS

 General

We are a financial services company that primarily lends and invests in middle market privately-held companies.  We are a closed-end investment company that has filed an election to be treated as a business development company under the Investment Company Act of 1940 as amended, or the 1940 Act.  We are a Maryland corporation that was organized on April 13, 2004 under the name "Prospect Street Energy Corporation".  We changed our name to "Prospect Energy Corporation" on June 23, 2004.  We changed our name again to "Prospect Capital Corporation" in May 2007 and at the same time terminated our policy of investing at least 80% of our net assets in energy companies.  While we expect to be less focused on the energy industry in the future, we will continue to have significant holdings in the energy and energy related industries.

Our headquarters are located at 10 East 40th Street, 44th Floor, New York, NY 10016, and our telephone number is (212) 448-0702.  Our investment adviser is Prospect Capital Management LLC.

 Our Investment Objective and Policies

Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments.  We focus on making investments in private companies, and many of our investments are in energy companies.  We are a non-diversified company within the meaning of the 1940 Act.

We concentrate on making investments in companies having annual revenues of less than $500 million and in transaction sizes of less than $250 million, which we refer to as "target" or "middle market" companies.  In most cases, these middle market companies are privately-held companies at the time we invest in them.

We seek to maximize returns and protect risk for our investors by applying rigorous analysis to make and monitor our investments.  While the structure of our investments varies, we can invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yield.  Our investments primarily range between approximately $5 million and $50 million each, although this investment size may vary as the size of our capital base changes.

While our primary focus is on seeking current income through investment in the debt and/or dividend-paying equity securities of eligible privately-held, thinly-traded or distressed companies and long-term capital appreciation by acquiring accompanying warrants, options or other equity securities of such companies, we may invest up to 30% of the portfolio in opportunistic investments in order to seek enhanced returns for stockholders.  Such investments may include investments in the debt and equity instruments of broadly-traded public companies.  We expect that these public companies generally will have debt securities that are non-investment grade.  Within this 30% basket, we may also invest in debt and equity securities of companies located outside of the United States.

Our investments may include other equity investments, such as warrants, options to buy a minority interest in a portfolio company, or contractual payment rights or rights to receive a proportional interest in the operating cash flow or net income of such company.  When determined by our Investment Adviser to be in our best interest, we may acquire a controlling interest in a portfolio company.  Any warrants we receive with our debt securities may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest.  We have structured, and will continue to structure, some warrants to include provisions protecting our rights as a minority-interest or, if applicable, controlling-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events.  In many cases, we obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

We plan to hold many of our investments to maturity or repayment, but will sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company, or if we determine a sale of one or more of our investments to be in our best interest.

We have qualified and elected to be treated for U.S. Federal income tax purposes as a RIC under Subchapter M of the Code.  As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends.  To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below).  In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

For a discussion of the risks inherent in our portfolio investments, see "Risk Factors ― Risks Related to our Investments."

 Industry Sectors

We have invested significantly in industrial and energy related companies.  However, we continue to widen our strategy focus in other sectors of the economy to diversify our portfolio holdings.  The energy industry consists of companies in the direct energy value chain as well as companies that sell products and services to, or acquire products and services from, the direct energy value chain.  In this prospectus, we refer to all of these companies as "energy companies" and assets in these companies as "energy assets."  The categories of energy companies in this chain are described below.  The direct energy value chain broadly includes upstream businesses, midstream businesses and downstream businesses:

•
Upstream businesses find, develop and extract energy resources, including natural gas, crude oil and coal, which are typically from geological reservoirs found underground or offshore, and agricultural products.

•
Midstream businesses gather, process, refine, store and transmit energy resources and their byproducts in a form that is usable by wholesale power generation, utility, petrochemical, industrial and gasoline customers.

•
Downstream businesses include the power and electricity segment as well as businesses that process, refine, market or distribute hydrocarbons or other energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers.

 Ongoing Relationships with Portfolio Companies

 Monitoring

Prospect Capital Management monitors our portfolio companies on an ongoing basis. Prospect Capital Management will continue to monitor the financial trends of each portfolio company to determine if it is meeting its business plan and to assess the appropriate course of action for each company.

Prospect Capital Management employs several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Assessment of success in adhering to the portfolio company's business plan and compliance with covenants;

•	Regular contact with portfolio company management and, if appropriate, another financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Attendance at and participation in board meetings of the portfolio company; and

•	Review of monthly and quarterly financial statements and financial projections for portfolio companies.

 Valuation Process

Our Board of Directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

Short-term investments that mature in 60 days or less and are viewed as creditworthy, such as United States Treasury Bills, are valued at amortized cost, which approximates fair value. The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/ accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase. Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer). Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being reviewed by our investment professionals with the independent valuation firm;

•	the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

•	the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firms; and

•
the Board of Directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008. Adoption of this statement did not have a material effect on our financial statements for the quarter ended September 30, 2008.

FAS No. 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by other standards. In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

For a discussion of the risks inherent in determining the value of securities for which readily available market values do not exist, see "Risk Factors—Risks relating to our business—Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments."

 Valuation of Other Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115". SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We have adopted this statement on July 1, 2008 and have elected not to value some assets and liabilities at fair value as would be permitted by SFAS 159.

 The Investment Adviser

Prospect Capital Management manages our investments as our investment adviser.  Prospect Capital Management is a Delaware limited liability corporation that has been registered as an investment adviser under the Advisers Act since March 31, 2004.  Prospect Capital Management is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience.  Both Messrs. Barry and Eliasek spend a significant amount of their time in their roles at Prospect Capital Management working on the Company's behalf.  The principal executive offices of Prospect Capital Management are 10 East 40th Street, 44th Floor, New York, NY 10016.  We depend on the diligence, skill and network of business contacts of the senior management of our Investment Adviser.  We also depend, to a significant extent, on our Investment Adviser's investment professionals and the information and deal flow generated by those investment professionals in the course of their investment and portfolio management activities.  The Investment Adviser's senior management team evaluates, negotiates, structures, closes, monitors and services our investments.  Our future success depends to a significant extent on the continued service of the senior management team, particularly John F. Barry III and M. Grier Eliasek.  The departure of any of the senior managers of our Investment Adviser could have a materially adverse effect on our ability to achieve our investment objective.  In addition, we can offer no assurance that Prospect Capital Management will remain our Investment Adviser or that we will continue to have access to its investment professionals or its information and deal flow.  Under our Investment Advisory Agreement, we pay Prospect Capital Management investment advisory fees, which consist of an annual base management fee based on our gross assets as well as a two-part incentive fee based on our performance.  Mr. Barry currently controls Prospect Capital Management.  See "Management ― Management Services ― Board of Directors approval of the Investment Advisory Agreement."

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies.  This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.  We may receive fees for these services.  Such fees would not qualify as "good income" for purposes of the 90% income test that we must meet each year to qualify as a RIC.  Prospect Administration provides such managerial assistance on our behalf to portfolio companies when we are required to provide this assistance.

 Staffing

Mr. John F. Barry III, our chairman and chief executive officer, Mr. Grier Eliasek, our chief operating officer and president, and Mr. Brian H. Oswald, our chief financial officer, chief compliance officer, treasurer and secretary comprise our senior management.  Over time, we expect to add additional officers and employees.  Messrs. Barry and Eliasek each also serves as an officer of Prospect Administration and performs his respective functions under the terms of the Administration Agreement.  Our day-to-day investment operations are managed by Prospect Capital Management.  In addition, we reimburse Prospect Administration for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer, Treasurer and Secretary and their respective staffs.  See "Management ― Management Services ― Administration Agreement."

 Properties

We do not own any real estate or other physical properties materially important to our operation.  Our corporate headquarters are located at 10 East 40th Street, 44th Floor, New York, NY  10016, where we occupy an office space pursuant to the Administration Agreement.

 Legal Proceedings

On December 6, 2004, Dallas Gas Partners, L.P., or DGP, served the Company with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division.  DGP alleges that DGP was defrauded and that the Company breached its fiduciary duty to DGP and tortiously interfered with DGP's contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with the Company's alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26 million.  The complaint seeks relief not limited to $100 million.  The Company believes that the DGP complaint is frivolous and without merit, and intend to defend the matter vigorously.  On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant the Company's Motion for Summary Judgment dismissing all claims by DGP.  On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting the Company's Motion for Summary Judgment dismissing all claims by DGP, against the Company.  On May 16, 2007, the Court also granted us summary judgment on DGP's liability to the Company on our counterclaim for DGP's breach of a release and covenant not to sue.  On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted the Company's motion to dismiss all DGP's claims asserted against certain officers and affiliates of the Company.  The Company's damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, the Company declined to extend a loan for $10 million to a potential borrower, or plaintiff.  Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff's failure to pay fees owed to its attorney.  In December 2006, plaintiff filed a cross-action against the Company and certain affiliates, or collectively the defendants, in the same local Texas court, alleging, among other things, tortious interference with contract and fraud.  The Company petitioned the U.S. District Court for the Southern District of New York, or the District Court to compel arbitration and to enjoin the Texas action.  In February 2007, the Company's motions were granted.  Plaintiff appealed that decision.  The arbitration commenced in July 2007 and concluded in late November 2007.  Post-hearing briefings were completed in February 2008.  On April 14, 2008, the arbitrator rendered an award in favor of the Company, rejecting all of plaintiff's claims.  On April 18, 2008, the Company filed a petition before the District Court to confirm the award, which is now pending.

We are involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business.  These matters may relate to intellectual property, employment, tax, regulation, contract or other matters.  The resolution of such matters that may arise out of these investigations, claims and proceedings will be subject to various uncertainties and, even if such matters are without merit, could result in the expenditure of significant financial and managerial resources.

We are not aware of any other material pending legal proceeding, and no such material proceedings are contemplated to which we are a party or of which any of our property is subject.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors.  Our Board of Directors currently consists of five directors, three of whom are not "interested persons" of the Company as defined in Section 2(a)(19) of the 1940 Act.  We refer to these individuals as our independent directors.  Our Board of Directors elects our officers to serve for a one-year term and until their successors are duly elected and qualify, or until their earlier removal or resignation.

 Board Of Directors And Executive Officers
Under our charter, our directors are divided into three classes.  Directors are elected for a staggered term of three years each, with a term of office of one of the three classes of directors expiring each year.  At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.  Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

 Directors and Executive Officers
Our directors and executive officers and their positions are set forth below.  The address for each director and executive officer is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY  10016.

 Independent Directors
Name and Age	Position(s) Held with the Company	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director(2)
Graham D.S. Anderson, 43	Director	Class I Director since September 2008; Term expires 2011	General Partner of Euclid SR Partners from 2000 to present. From 1996 to 2000, Mr. Anderson was a General Partner of Euclid Partners, the predecessor to Euclid SR Partners.	One	None

Eugene S. Stark, 50	Director	Class III Director since September 2008; Term expires 2010
Principal Financial Officer, Chief Compliance Officer and Vice President – Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President and Vice President with Prudential Financial, Inc.
				One	None

Name and Age	Position(s) Held with the Company	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director(2)
F. Lee Liebolt, 67	Director	Class I Director since June 2006; Term expires at the 2008 Annual Meeting of Stockholders or when his successor is elected
Mr. Liebolt is a lawyer in private practice.  From September 2005 to August 2006, he was senior counsel at Harkins Cinningham LLP.  Prior thereto, Mr. Liebolt practiced at Sidley Austin Brown & Wood LLP and certain predecessor firms as a partner (1976 to 2002) and as senior counsel (January 2003 to August 2005)
			One	None

(1)
Our Board of Directors is divided into three classes of directors serving staggered three-year terms.  Mr. Anderson is a Class I director with  a term that will expire in 2011, Mr. Eliasek is a  Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with a term that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.

 Interested Directors
Name and Age	Position(s) Held with the Company	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director(2)
John F. Barry III(3) 56	Director, Chairman of the Board of Directors, and Chief Executive Officer	Class III Director since June 2004; Term expires 2010
Chairman and Chief Executive Officer of the Company; Managing Director and Chairman of the Investment Committee of Prospect Capital Management and Prospect Administration since June 2004; Managing Director of Prospect Capital Management.
				One	None
M. Grier Eliasek(3) 35	Director, President and Chief Operating Officer	Class II Director since June 2004; Term expires 2009	President and Chief Operating Officer of the Company, Managing Director of Prospect Capital Management and Prospect Administration	One	None

(1)
Our Board of Directors is divided into three classes of directors serving staggered three-year terms.  Mr. Anderson is a Class I director with  a term that will expire in 2011, Mr. Eliasek is a Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.
(3)	Messrs. Barry and Eliasek are each considered an "interested person" under the 1940 Act by virtue of serving as one of our officers and having a relationship with Prospect Capital Management.

 Information about Executive Officers who are not Directors

Name and Age	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years
Brian H. Oswald, 48	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary(1)	November 2008 to present as Chief Financial Officer and October 2008 to present as Chief Compliance Officer
Joined Prospect Administration as Managing Director in June 2008.  Previously Managing Director in Structured Finance Group at GSC Group (2006 to 2008) and Chief Financial Officer at Capital Trust, Inc. (2003 to 2005)

(1)
Mr. William E. Vastardis was the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis.

 Independent Directors

Graham D.S. Anderson.  Mr. Anderson has served as General Partner of Euclid SR Partners from 1996 to present.  Mr. Anderson currently serves as a member of the Board of Directors of Acurian, Inc. (a clinical trial recruitment company), FatWire Software Corp. (a web content management company), iJet Risk Management (an operational risk management information company), Plateau Systems Limited (a human capital management software company) and SkinMedica Inc. (a dermatology and cosmeceuticals company).

F. Lee Liebolt, Jr.  Mr. Liebolt is a lawyer in private practice.  From September 2005 to August 2006, he was senior counsel at Harkins Cunningham LLP.  Prior thereto, Mr. Liebolt practiced at Sidley Austin Brown & Wood LLP and certain predecessor firms as a partner (1976 to 2002) and as senior counsel (January 2003 to August 2005).  Mr. Liebolt received his law degree from the University of North Carolina at Chapel Hill and his Bachelor of Arts degree from the University of Pennsylvania.

Eugene S. Stark.  Mr. Stark has served as Principal Financial Officer, Chief Compliance Officer and Vice President - Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President (division level) and Vice President (corporate level) with Prudential Financial, Inc. in various financial management positions. Mr. Stark serves as a member of the Board of Directors of Prospect Capital Funding LLC, a wholly-owned subsidiary of the Company, and sits on the Board of Trustees and is a Member of the Finance Committee of Mount Saint Mary Academy.

 Interested Directors

John F. Barry III.  Mr. Barry is chairman and chief executive officer of the Company and is a control person of Prospect Capital Management and a managing director of Prospect Administration.  Mr. Barry is chairman of Prospect's investment committee and has been an officer of Prospect since 1990.  In addition to overseeing Prospect, Mr. Barry has served on the boards of directors of twelve private and public Prospect portfolio companies.  Mr. Barry has served on the board of advisors of USEC Inc., a publicly-traded energy company.  Mr. Barry has served as chairman and chief executive officer of Bondnet Trading Systems.  From 1988 to 1989, Mr. Barry managed the investment bank of L.F.  Rothschild & Company, focusing on private equity and debt financings for energy and other companies.  From 1983 to 1988, Mr. Barry was a senior investment and merchant banker at Merrill Lynch & Co., where he was a founding member of the project finance group, executing more than $4 billion in energy and other financings.  From 1979 to 1983, Mr. Barry was a corporate securities attorney at Davis Polk & Wardwell, where he advised energy companies and their commercial and investment bankers.  From 1978 to 1979, Mr. Barry served as law clerk to Circuit Judge, formerly Chief Judge, J. Edward Lumbard of the U.S. Court of Appeals for the Second Circuit in New York City.  Mr. Barry is chairman of the board of directors of the Mathematics Foundation of America, a non-profit foundation which enhances opportunities in mathematics education for students from diverse backgrounds.  Mr. Barry received his JD cum laude from Harvard Law School, where he was an editor of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.

M. Grier Eliasek.  Mr. Eliasek is president and chief operating officer of the Company and a managing director of Prospect Capital Management and Prospect Administration.  At the Company, Mr. Eliasek is responsible for various administrative and investment management functions and leads and supervises other Prospect professionals in origination and assessment of investments.  Mr. Eliasek has served as a senior investment professional at Prospect since 1999.  Prior to joining Prospect, Mr. Eliasek assisted the chief financial officer of Amazon.com in 1999 in corporate strategy, customer acquisition, and new product launches.  From 1995 to 1998, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm, where he managed engagements for companies in several different industries.  At Bain, Mr. Eliasek analyzed new lines of businesses, developed market strategies, revamped sales organizations and improved operational performance.  Mr. Eliasek received his MBA from Harvard Business School.  Mr. Eliasek received his Bachelor of Science in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar.

 Executive Officer

Brian H. Oswald.  Mr. Oswald is chief financial officer, chief compliance officer, secretary and treasurer of the Company.  He began his career at KPMG Peat Marwick, where he held various positions over his ten-year tenure, finishing as a Senior Manager in the financial institutions group. During his time at KPMG, he served as the reviewing senior manager for several initial public offerings of financial institutions.  After KPMG, Mr. Oswald served as the Executive Vice President and President of Gloversville Federal Savings and Loan Association, served as the Director of Financial Reporting and Subsidiary Accounting for River Bank America and served as the Corporate Controller for Magic Solutions, Inc. In each of these positions, Mr. Oswald instituted significant operational changes and was instrumental in raising additional equity for River Bank America. From 2003 to 2005, Mr. Oswald led Capital Trust, Inc., a self-managed finance and investment management REIT which specializes in credit-sensitive structured financial products, as Chief Financial Officer. From 1997 to 2003, he served as Chief Accounting Officer for Capital Trust. Prior to joining the Company, Mr. Oswald spent two years with the Structured Finance Division of GSC Group, serving as Managing Director of Finance for this asset management company. At GSC, Mr. Oswald managed the finances for a REIT, two hedge funds and thirteen CDOs.  Mr. Oswald joined the Administrator on June 16, 2008.  Mr. Oswald holds a B.A. degree in Accounting from Moravian College. He is a licensed Certified Public Accountant in the States of New York and Pennsylvania, and is a Certified Management Accountant. Mr. Oswald also serves as a board member of RMJ Laboratories, Inc.

For information on the investment professionals of Prospect Capital Management, see "Business ― The Investment Adviser ― Staffing."

 Committees of the Board of Directors

Our Board of Directors has established an Audit Committee and a Nominating and Corporate Governance Committee. For the fiscal year ended June 30, 2008, our Board of Directors held twenty-three Board of Director meetings, sixteen Audit Committee meetings, and one Nominating and Corporate Governance Committee meeting. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and of the respective committees on which they served. We require each director to make a diligent effort to attend all board and committee meetings, as well as each annual meeting of stockholders.

The Audit Committee. The Audit Committee operates pursuant to a charter approved by the Board of Directors. The charter sets forth the responsibilities of the Audit Committee, which include selecting or retaining each year an independent registered public accounting firm, or the independent accountants, to audit the accounts and records of the Company; reviewing and discussing with management and the independent accountants the annual audited financial statements of the Company, including disclosures made in management's discussion and analysis, and recommending to the Board of Directors whether the audited financial statements should be included in the Company's annual report on Form 10-K; reviewing and discussing with management and the independent accountants the Company's quarterly financial statements prior to the filings of its quarterly reports on Form 10-Q; pre-approving the independent accountants' engagement to render audit and/or permissible non-audit services; and evaluating the qualifications, performance and independence of the independent accountants. The Audit Committee is presently composed of three persons: Messrs. Anderson, Liebolt and Stark, each of whom is not an "interested person" as defined in the 1940 Act and is considered independent under the Marketplace Rules of the NASDAQ Stock Market LLC. The Company's Board of Directors has determined that Mr. Stark is an "audit committee financial expert" as that term is defined under Item 407 of Regulation S-K and Mr. Stark serves as the Chairman of the Audit Committee. The Audit Committee may delegate its pre-approval responsibilities to one or more of its members. The member(s) to whom such responsibility is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. Messrs. Anderson and Stark were added to the Audit Committee concurrent with their election to the Board of Directors on September 15, 2008 and September 4, 2008, respectively.

The function of the Audit Committee is oversight. Our management is primarily responsible for maintaining appropriate systems for accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent accountants are primarily responsible for planning and carrying out a proper audit of our annual financial statements in accordance with generally accepted accounting standards. The independent accountants are accountable to the Board of Directors and the Audit Committee, as representatives of our stockholders. The Board of Directors and the Audit Committee have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent accountants (subject, if applicable, to stockholder ratification).

In fulfilling their responsibilities, it is recognized that members of the Audit Committee are not our full-time employees or management and are not, and do not represent themselves to be, accountants or auditors by profession. As such, it is not the duty or the responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to set auditor independence standards. Each member of the Audit Committee is entitled to rely on (a) the integrity of those persons within and outside us and management from which it receives information; (b) the accuracy of the financial and other information provided to the Audit Committee absent actual knowledge to the contrary (which is required to be promptly reported to the Board of Directors); and (c) statements made by our officers and employees, our Investment Adviser or other third parties as to any information technology, internal audit and other non-audit services provided by the independent accountants to us.

The Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, or the Nominating and Governance Committee, is responsible for selecting qualified nominees to be elected to the Board of Directors by stockholders; selecting qualified nominees to fill any vacancies on the Board of Directors or a committee thereof; developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company; overseeing the evaluation of the Board of Directors and management; and undertaking such other duties and responsibilities as may from time to time be delegated by the Board of Directors to the Nominating and Governance Committee. The Nominating and Governance Committee is presently composed of two persons: Messrs. Anderson, and Stark, each of whom is not an "interested person" as defined in Section 2(a)(19) of the 1940 Act and Mr. Anderson serves as the Chairman of the Nominating and Governance Committee. Messrs. Stark and Anderson were added to the Nominating and Governance Committee concurrent with their election to the Board of Directors on September 4, 2008 and September 15, 2008, respectively.

The Nominating and Governance Committee will consider stockholder recommendations for possible nominees for election as directors when such recommendations are submitted in accordance with the Company's bylaws and any applicable law, rule or regulation regarding director nominations. Nominations should be sent to the Corporate Secretary, c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, New York 10016. When submitting a nomination to the Company for consideration, a stockholder must provide all information that would be required under applicable SEC rules to be disclosed in connection with election of a director, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of shares of our common stock owned, if any; and, a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders. Criteria considered by the Nominating and Governance Committee in evaluating the qualifications of individuals for election as members of the Board of Directors include compliance with the independence and other applicable requirements of the Marketplace Rules of NASDAQ and the 1940 Act and all other applicable laws, rules, regulations and listing standards, the criteria, policies and principles set forth in the Nominating and Corporate Governance Committee Charter, and the ability to contribute to the effective management of the Company, taking into account our needs and such factors as the individual's experience, perspective, skills, expertise and knowledge of the industries in which the Company operates, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication and conflicts of interest. The Nominating and Governance Committee also may consider such other factors as it may deem to be in our best interests and those of our stockholders. The Board of Directors also believes it is appropriate for certain key members of our management to participate as members of the Board of Directors.

 Corporate Governance

Corporate Governance Guidelines.  Upon the recommendation of the Nominating and Governance Committee, the Board of Directors has adopted Corporate Governance Guidelines on behalf of the Company. These Corporate Governance Guidelines address, among other things, the following key corporate governance topics: director responsibilities; the size, composition, and membership criteria of the Board of Directors; composition and responsibilities of directors serving on committees of the Board of Directors; director access to officers, employees, and independent advisors; director orientation and continuing education; director compensation; and an annual performance evaluation of the Board of Directors.

Code of Conduct. We have adopted a code of conduct which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as all of our employees. Our code of conduct is an exhibit to our Annual Report on Form 10-K filed with the SEC, and can be accessed via the Internet site of the SEC at http://www.sec.gov. We intend to disclose amendments to or waivers from a required provision of the code of conduct on Form 8-K.

Code of Ethics.  We, Prospect Capital Management and Prospect Administration have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements.

Internal Reporting and Whistle Blower Protection Policy.   The Company's Audit Committee has established guidelines and procedures regarding the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, collectively, Accounting Matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Persons with complaints or concerns regarding Accounting Matters may submit their complaints to our Chief Compliance Officer, or CCO. Persons who are uncomfortable submitting complaints to the CCO, including complaints involving the CCO, may submit complaints directly to our Audit Committee Chairman. Complaints may be submitted on an anonymous basis.

The CCO may be contacted at:  Prospect Capital Corporation, Chief Compliance Officer, 10 East 40th Street, 44th Floor, New York, New York 10016.

The Audit Committee Chairman may be contacted at:  Prospect Capital Corporation, Audit Committee Chairman, 10 East 40th Street, 44th Floor, New York, New York 10016.

 Independent Directors

The Board of Directors, in connection with the 1940 Act and Marketplace Rules 4200(a)(15) and 4350(c) of NASDAQ, has considered the independence of members of the Board of Directors who are not employed by Prospect Capital Management and has concluded that Messrs. Anderson, Liebolt and Stark are not "interested persons" as defined by the 1940 Act and therefore qualify as independent directors under the standards promulgated by the Marketplace Rules of NASDAQ. In reaching this conclusion, the Board of Directors concluded that Messrs. Anderson, Liebolt and Stark had no relationships with Prospect Capital Management or any of its affiliates, other than their positions as directors of the Company and, if applicable, investments in us that are on the same terms as those of other stockholders.

 Proxy Voting Policies And Procedures

We have delegated our proxy voting responsibility to Prospect Capital Management.  The guidelines are reviewed periodically by Prospect Capital Management and our non-interested directors, and, accordingly, are subject to change.  See "Regulation ― Proxy Voting Policies and Procedures."

 Compensation of Directors and Officers

The following table sets forth information regarding the compensation received by the directors and executive officers from the Company for the fiscal year ended June 30, 2008.  No compensation is paid to the interested directors by the Company.

Name and Position	Aggregate Compensation from the Company	Pension or Retirement Benefits Accrued as Part of the Company's Expenses(1)	Total Compensation Paid to Director/Officer
Interested Directors
John F. Barry(2)	None	None	None
M. Grier Eliasek(2)	None	None	None
Independent Directors
Graham D.S. Anderson(5)	None	None	None
William J. Gremp	$86,250	None	$86,250
F. Lee Liebolt, Jr.(3)	$80,000	None	$80,000
Walter V.E. Parker(3)	$86,250	None	$86,250
Eugene S. Stark(4)	None	None	None
Executive Officers
William E. Vastardis(6,7)	—	None	—
Brian H. Oswald(2)	None	None	None

(1)	We do not have a bonus, profit sharing or retirement plan, and directors do not receive any pension or retirement benefits.
(2)
We have not paid, and we do not intend to pay, any annual cash compensation to our executive officers for their services as executive officers.  Messrs. Barry and Eliasek are compensated by Prospect Capital Management from the income Prospect Capital Management receives under the management agreement between Prospect Capital Management and us.  Mr. Oswald is compensated by Prospect Administration from the income Prospect Administration receives under the Administration Agreement.

(3)	Messrs. Liebolt and Parker ceased being members of the Board of Directors concurrent with the election of directors at the Company's most recent annual meeting.
(4)	Mr. Stark joined our Board of Directors on September 4, 2008.
(5)	Mr. Anderson joined our Board of Directors on September 15, 2008.
(6)
Mr. Vastardis served as Chief Compliance Officer from January 4, 2005 through September 30, 2008, and served as Chief Financial Officer and Treasurer from April 30, 2005 through November 11, 2008.  Mr. Vastardis served as Secretary from April 30, 2005 through June 6, 2008.

(7)
The compensation of William E. Vastardis for his service as Chief Financial Officer and Treasurer of the Company was paid by Vastardis Fund Services LLC, our sub-administrator.  Vastardis Fund Services was in turn paid by the Company at a monthly minimum rate of $33,333.33 or annual fees on gross assets of 0.20% on the first $250 million, 0.15% on the next $250 million, 0.10% on the next $250 million, 0.075% on the next $250 million and 0.05% over one billion.  The compensation of William E. Vastardis for his service as Chief Compliance Officer of the Company was paid by Vastardis Compliance Services LLC.  Vastardis Compliance Services LLC is in turn paid by the Company at a monthly rate of $6,250.  In addition, the Company pays Vastardis Compliance Services LLC for certain other services at the rate of $270 per hour.  Both Vastardis Fund Services LLC and Vastardis Compliance Services LLC determine the compensation to be paid to Mr. Vastardis with respect to the Company based on a case-by-case evaluation of the time and resources that is required to fulfill his duties to the Company.  For the fiscal year ending June 30, 2008, the Company paid Vastardis Compliance Services LLC $75,000 for services rendered by Mr. Vastardis as Chief Compliance Officer.  For the fiscal year ending June 30, 2008, the Company paid Vastardis Fund Services LLC approximately $783,520 for services required to be provided by Prospect Administration, including, but not limited to, (a) clerical, bookkeeping and record keeping services, (b) conducting relations with custodians, depositories, transfer agents and other third-party service providers and (c) furnishing reports to Prospect Administration and the Board of Directors of the Company of its performance of obligations. In addition, the fees paid to Vastardis Fund Service LLC cover the services rendered by Mr. Vastardis as our Chief Financial Officer and Treasurer.

For the first nine months of the fiscal year ended June 30, 2008, the independent directors received an annual fee of $70,000, paid monthly in advance, plus reimbursement of any reasonable out-of-pocket expenses incurred.  The chairman of each committee also received an additional annual fee of $5,000.  For the last three months of the fiscal year ended June 30, 2008, the independent directors received an annual fee of $75,000, paid monthly in advance, plus $1,250 in connection with each board or committee meeting attended, and the chairman of each committee also received an additional annual fee of $5,000.  The independent directors were also reimbursed for any reasonable out-of-pocket expenses incurred.  No compensation was paid to directors who are interested persons of the Company as defined in 1940 Act.  In addition, the Company purchases directors' and officers' liability insurance on behalf of the directors and officers.

Effective July 1, 2008, the independent directors received an annual fee of $90,000 plus reimbursement of any reasonable out-of-pocket expenses incurred.  The chairman of the Audit Committee received an additional annual cash retainer of $7,500 and the chairman of the Nominating and Corporate Governance Committee received an additional annual cash retainer of $5,000. Effective September 15, 2008, board member s who do not serve on any committees of the board receive an annual fee of 11,250.

Effective October 1, 2008, the independent directors who serves on a committee of the Board receive an annual fee of $85,000 plus reimbursement of any reasonable out-of-pocket expenses incurred and committee chairmen no longer receive any additional compensation.

 Management Services

 Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with Prospect Capital Management under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us.  Under the terms of the Investment Advisory Agreement, our Investment Adviser:  (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

Prospect Capital Management's services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.  For providing these services the Investment Adviser receives a fee from us, consisting of two components:  a base management fee and an incentive fee.  The base management fee is calculated at an annual rate of 2% on our gross assets (including amounts borrowed).  For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears.  The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.  Base management fees for any partial month or quarter are appropriately prorated.

The incentive fee has two parts.  The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter.  For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee).  Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash.  Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.  Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a "hurdle rate" of 1.75% per quarter (7% annualized).

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2% base management fee.  We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•
100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized with a 7% annualized hurdle rate); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized with a 7% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year.  In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio.  For the purpose of this calculation, an "investment" is defined as the total of all rights and claims which may be asserted against a portfolio company arising out of our participation in the debt, equity, and other financial instruments issued by that company.  Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end.  At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation.  If this number is positive, then the capital gains incentive fee payable is equal to 20% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

The total base management fees earned by and paid to Prospect Capital Management during the three months ended September 30, 2008 and September 30, 2007 were $2.8 million and $1.9 million respectively, and $8.9 million, $5.4 million and $2.1 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

The income incentive fees were $5.9 million and $1.9 million, for the three months ended September 30, 2008 and September 30, 2007 respectively, and $11.3 million, $5.8 million and $1.8 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  No capital gains incentive fees were earned for the three months ended September 30, 2008 and September 30, 2007.

The total investment advisory fees were $8.7 million, and $3.8 million for the three months ended September 30, 2008 and September 30, 2007 respectively, and $20.2 million, $11.2 million and $3.9 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Because of the structure of the incentive fee, it is possible that we may have to pay an incentive fee in a quarter where we incur a loss.  For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable income incentive fee even if we have incurred negative total return in that quarter due to realized or unrealized losses on our investments.

Examples of Quarterly Incentive Fee Calculation

Example 1:  Income Incentive Fee(*):

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 0.55%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no income incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Investment Adviser.

Income incentive Fee	= 100% × "Catch Up" + the greater of 0% AND (20% × (pre-incentive fee net investment income – 2.1875%)

= (100% × (2% – 1.75%)) + 0%

= 100% × 0.25% + 0%

= 0.25%

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3%

Hurdle rate(1) = 1.75%

Base management fee(2) = 0.50%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.30%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Investment Adviser.

Income incentive Fee	= 100% × "Catch Up" + the greater of 0% AND (20% × (pre-incentive fee net investment income – 2.1875%)

= (100% × (2.1875% – 1.75%)) + the greater of 0% AND (20% × (2.30% – 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.
(1)	Represents 7% annualized hurdle rate.
(2)	Represents 2% annualized base management fee.
(3)	Excludes organizational and offering expenses.

Example 2:  Capital Gains Incentive Fee:

Alternative 1

Assumptions

•	Year 1:	$20 million investment made

•	Year 2:	Fair market value, or FMV of investment determined to be $22 million

•	Year 3:	FMV of investment determined to be $17 million

•	Year 4:	Investment sold for $21 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1:	No impact

•	Year 2:	No impact

•	Year 3:	Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation)

•	Year 4:	Increase base amount on which the second part of the incentive fee is calculated by $4 million ($1 million of realized capital gain and $3 million reversal in unrealized capital depreciation)

Alternative 2

Assumptions

•	Year 1:	$20 million investment made

•	Year 2:	FMV of investment determined to be $17 million

•	Year 3:	FMV of investment determined to be $17 million

•	Year 4:	FMV of investment determined to be $21 million

•	Year 5:	FMV of investment determined to be $18 million

•	Year 6:	Investment sold for $15 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1:	No impact

•	Year 2:	Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation)

•	Year 3:	No impact

•	Year 4:	Increase base amount on which the second part of the incentive fee is calculated by $3 million (reversal in unrealized capital depreciation)

•	Year 5:	Decrease base amount on which the second part of the incentive fee is calculated by $2 million (unrealized capital depreciation)

•	Year 6:	Decrease base amount on which the second part of the incentive fee is calculated by $3 million ($5 million of realized capital loss offset by a $2 million reversal in unrealized capital depreciation)

Alternative 3

Assumptions

•	Year 1:	$20 million investment made in company A, or Investment A, and $20 million investment made in company B, or Investment B

•	Year 2:	FMV of Investment A is determined to be $21 million, and Investment B is sold for $18 million

•	Year 3:	Investment A is sold for $23 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1:	No impact

•	Year 2:	Decrease base amount on which the second part of the incentive fee is calculated by $2 million (realized capital loss on Investment B)

•	Year 3:	Increase base amount on which the second part of the incentive fee is calculated by $3 million (realized capital gain on Investment A)

Alternative 4

Assumptions

•	Year 1:	$20 million investment made in company A, or Investment A, and $20 million investment made in company B, or Investment B

•	Year 2:	FMV of Investment A is determined to be $21 million, and FMV of Investment B is determined to be $17 million

•	Year 3:	FMV of Investment A is determined to be $18 million, and FMV of Investment B is determined to be $18 million

•	Year 4:	FMV of Investment A is determined to be $19 million, and FMV of Investment B is determined to be $21 million

•	Year 5:	Investment A is sold for $17 million, and Investment B is sold for $23 million

The impact, if any, on the capital gains portion of the incentive fee would be:

•	Year 1:	No impact

•	Year 2:	Decrease base amount on which the second part of the incentive fee is calculated by $3 million (unrealized capital depreciation on Investment B)

•	Year 3:
Decrease base amount on which the second part of the incentive fee is calculated by $1 million ($2 million in unrealized capital depreciation on Investment A and $1 million recovery in unrealized capital depreciation on Investment B)

•	Year 4:
Increase base amount on which the second part of the incentive fee is calculated by $3 million ($1 million recovery in unrealized capital depreciation on Investment A and $2 million recovery in unrealized capital depreciation on Investment B)

•	Year 5:
Increase base amount on which the second part of the incentive fee is calculated by $1 million ($3 million realized capital gain on Investment B offset by $3 million realized capital loss on Investment A plus a $1 million reversal in unrealized capital depreciation on Investment A from Year 4)

 Payment of our expenses

All investment professionals of the Investment Adviser and its staff, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Investment Adviser.  We bear all other costs and expenses of our operations and transactions, including those relating to:  organization and offering; calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by Prospect Capital Management payable to third parties, including agents, consultants or other advisers (such as independent valuation firms, accountants and legal counsel), in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, and dividends payable on preferred stock, if any, incurred to finance our investments; offerings of our debt, our preferred shares, our common stock and other securities; investment advisory fees; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors' fees and expenses; costs of preparing and filing reports or other documents with the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us, by our Investment Adviser or by Prospect Administration in connection with administering our business, such as our allocable portion of overhead under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs under the sub-administration agreement, as further described below.

 Duration and termination

The Investment Advisory Agreement was originally approved by our Board of Directors on June 23, 2004 and was re-approved by the Board of Directors on June 6, 2008 for an additional one-year term expiring June 22, 2009.  Unless terminated earlier as described below, it will remain in effect from year to year thereafter if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons.  The Investment Advisory Agreement will automatically terminate in the event of its assignment.  The Investment Advisory Agreement may be terminated by either party without penalty upon not more than 60 days' written notice to the other.  See "Risk factors—Risks Relating to Our Business—We are dependent upon Prospect Capital Management's key management personnel for our future success."

 Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us.  For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs.  Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities.  Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC.  In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others.  Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.  The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.  Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis to serve as our sub-administrator to perform certain services required of Prospect Administration.  Under the sub-administration agreement, Vastardis provides us with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities.  Vastardis also conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, corporate fiduciaries, and such other persons in any such other capacity deemed to be necessary or desirable.  Vastardis provides reports to the Administrator and the Board of Directors of its performance of obligations and furnishes advice and recommendations with respect to such other aspects of our business and affairs as it shall determine to be desirable.  In May 2006, the engagement was revised and renewed as an asset-based fee on a sliding scale starting at 0.20% on the first $250 million in gross assets and ending at 0.05% on gross assets over $1 billion with a $400,000 annual minimum, payable monthly.  Vastardis does not provide any advice or recommendation relating to the securities and other assets that we should purchase, retain or sell or any other investment advisory services to us.  Vastardis is responsible for the financial and other records that either we (or the Administrator on our behalf) are required to maintain and prepares reports to stockholders, and reports and other materials filed with the SEC.  In addition, Vastardis assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

We reimbursed Prospect Administration $0.589 million and $0.259 million, for the three months ended September 30, 2008 and September 30, 2007 respectively, and $2.139 million, $0.785 million and $0.310 million for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively, for services it provided to the Company at cost.

 Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Capital Management's services under the Investment Advisory Agreement or otherwise as our Investment Adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration's services under the Administration Agreement or otherwise as our administrator.

Under the sub-administration agreement, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis, are not liable to the Administrator or to us for any action taken or omitted to be taken by Vastardis in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on our behalf.  The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of Vastardis' duties or by reason of the reckless disregard of Vastardis' duties and obligations, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis are entitled to indemnification from the Administrator and us.  All damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Administrator or us or our security holders) arising out of or otherwise based upon the performance of any of Vastardis' duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on our behalf.

 Board of Directors approval of the Investment Advisory Agreement

On June 6, 2008, our Board of Directors voted unanimously to renew the Investment Advisory Agreement for the 12-month period ending June 22, 2009.  In its consideration of the Investment Advisory Agreement, the Board of Directors focused on information it had received relating to, among other things:  (a) the nature, quality and extent of the advisory and other services to be provided to us by Prospect Capital Management; (b) comparative data with respect to advisory fees or expense ratios paid by other business development companies with similar investment objectives; (c) our projected operating expenses; (d) the projected profitability of Prospect Capital Management and any existing and potential sources of indirect income to Prospect Capital Management or Prospect Administration from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; (f) the organizational capability and financial condition of Prospect Capital Management and its affiliates and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure.  In approving the renewal of the Investment Advisory Agreement, the Board of Directors, including all of the directors who are not "interested persons," considered the following:

•
Nature, Quality and Extent of Services.  The Board of Directors considered the nature, extent and quality of the investment selection process employed by Prospect Capital Management.  The Board of Directors also considered Prospect Capital Management's personnel and their prior experience in connection with the types of investments made by us.  The Board of Directors concluded that the services to be provided under the Investment Advisory Agreement are generally the same as those of comparable business development companies described in the available market data.

•
Investment Performance.  The Board of Directors reviewed our investment performance as well as comparative data with respect to the investment performance of other externally managed business development companies.  The Board of Directors concluded that Prospect Capital Management was delivering results consistent with our investment objective and that our investment performance was satisfactory when compared to comparable business development companies.

•
The reasonableness of the fees paid to Prospect Capital Management.  The Board of Directors considered comparative data based on publicly available information on other business development companies with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other business development companies as well as our projected operating expenses and expense ratio compared to other business development companies.  The Board of Directors, on behalf of the Company, also considered the profitability of Prospect Capital Management.  Based upon its review, the Board of Directors concluded that the fees to be paid under the Investment Advisory Agreement are reasonable compared to other business development companies.

•
Economies of Scale.  The Board of Directors considered information about the potential of Prospect Capital Management to realize economies of scale in managing our assets, and determined that at this time there were not economies of scale to be realized by Prospect Capital Management.

Based on the information reviewed and the discussions detailed above, the Board of Directors (including all of the directors who are not "interested persons") concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the renewal of the Investment Advisory Agreement with Prospect Capital Management as being in the best interests of the Company and its stockholders.

 Portfolio Managers

The following individuals function as portfolio managers primarily responsible for the day-to-day management of our portfolio.  Our portfolio managers are not responsible for day-to-day management of any other accounts.  For a description of their principal occupations for the past five years, see above.

Name	Position	Length of Service with Company(Years)
John F. Barry	Chairman and Chief Executive Officer	4
M. Grier Eliasek	President and Chief Operating Officer	4

Mr. Eliasek receive compensation from the Company.  Mr. Eliasek receives a salary and bonus from Prospect Capital Management that takes into account his role as a senior officer of the Company and of Prospect Capital Management, his performance and the performance of each of Prospect Capital Management and the Company.  Mr. Barry receives no compensation from the Company.  Mr. Barry, as the sole member of Prospect Capital Management, receives a salary and/or bonus from Prospect Capital Management and is entitled to equity distributions after all other obligations of Prospect Capital Management are met.

The following table sets forth the dollar range of our common stock beneficially owned by each of the portfolio managers described above as of January 29, 2009.

Name	Aggregate Dollar Range of Common Stock Beneficially Owned by Prospect Capital Management
John F. Barry	Over $ 100,000
M. Grier Eliasek	Over $ 100,000

 Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies.  This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.  We may receive fees for these services.  Such fees, if received by us, and not other entities, may not always qualify as "good income" for purposes of the 90% income test that we must meet each year to qualify as a RIC.  Prospect Administration provides such managerial assistance on our behalf to portfolio companies and is compensated therefore when we are required to provide this assistance.  We received $0.2 million and $0.2 million in managerial assistance for the three months ended September 30, 2008 and September 30, 2007 respectively, and $0.7 million, $0.5 million and $0.2 million in managerial assistance for the twelve months ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  These fees are paid to the Administrator.

 License Agreement

We entered into a license agreement with Prospect Capital Management, pursuant to which Prospect Capital Management agreed to grant us a nonexclusive, royalty free license to use the name "Prospect Capital."  Under this agreement, we have a right to use the Prospect Capital name, for so long as Prospect Capital Management or one of its affiliates remains our investment adviser.  Other than with respect to this limited license, we have no legal right to the Prospect Capital name.  This license agreement will remain in effect for so long as the Investment Advisory Agreement with our Investment Adviser is in effect.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

We have entered into the Investment Advisory Agreement with Prospect Capital Management. Our Chairman of the Board of Directors is the sole member of and controls Prospect Capital Management. Our senior management may in the future also serve as principals of other investment managers affiliated with Prospect Capital Management that may in the future manage investment funds with investment objectives similar to ours. In addition, our executive officers and directors and the principals of Prospect Capital Management may serve as officers, directors or principals of entities that operate in the same or related lines of business as we do or of investment funds managed by affiliates. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with Prospect Capital Management. However, our Investment Adviser and other members of the affiliated present and predecessor companies of Prospect Capital Management intend to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies so that we are not disadvantaged in relation to any other client.  See "Risk Factors ― Risks Relating To Our Business ― Potential conflicts of interest could impact our investment returns."

In addition, pursuant to the terms of the Administration Agreement, Prospect Administration provides, or arranges to provide, the Company with the office facilities and administrative services necessary to conduct our day-to-day operations. Prospect Capital Management is the sole member of and controls Prospect Administration. Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis to serve as the sub-administrator of the Company.

We have no intention of investing in any portfolio company in which Prospect Capital Management or any affiliate currently has an investment.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of November 30, 2008, there were no persons that owned 25% or more of our outstanding voting securities, and we believe no person should be deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of January 16, 2009, certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of our outstanding common stock and all officers and directors, as a group.  Unless otherwise indicated, we believe that the beneficial owners set forth in the tables below have sole voting and investment power.

Name and Address	Type of Ownership	Shares Owned	Percentage of Common Stock Outstanding(1)
Prospect Capital Management LLC(2)	Record and beneficial	757,287	2.56%
All officers and directors as a group (7 persons)(3)	Record and beneficial	1,247,740	4.21%

(1)	Does not reflect shares of common stock reserved for issuance upon any exercise of any underwriters' overallotment option.
(2)	John F. Barry is a control person of Prospect Capital Management.
(3)
Represents shares of common stock held by Prospect Capital Management.  Because John F. Barry controls Prospect Capital Management, he may be deemed to be the beneficial owner of shares of our common stock held by Prospect Capital Management.  The address for all officers and directors is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016.

The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors and officers as of January 16, 2009.  We are not part of a "family of investment companies" as that term is defined in the 1940 Act.

Name of Director or Officer	Dollar Range of Equity Securities in the Company(1)
Independent Directors
Graham D.S. Anderson.	$10,001-$50,000
F. Lee Liebolt	$1-$10,000
Eugene S. Stark	$10,001-$50,000
Interested Directors
John F. Barry III(2)	Over $100,000
M. Grier Eliasek	Over $100,000
Officer
Brian H. Oswald(3)	$50,001-$100,000

(1)	Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000.
(2)
Represents an indirect beneficial ownership in shares of our common stock, that are beneficially owned directly by Prospect Capital Management, by reason of Mr. Barry's position as a control person of Prospect Capital Management.

(3)
Mr. William E. Vastardis was also the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis. Mr. Oswald is also the Secretary of the Company.

PORTFOLIO COMPANIES

The following is a listing of our portfolio companies at September 30, 2008.  Values are as of September 30, 2008.

The portfolio companies are presented in three categories:  “companies more than 25% owned” are portfolio companies in which we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are presumed to be controlled by us under the 1940 Act; “companies owned 5% to 25%” are portfolio companies where we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company and/or hold one or more seats on the portfolio company’s Board of Directors and, therefore, are deemed to be an affiliated person under the 1940 Act; “companies less than 5% owned” are portfolio companies where we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company and where we have no other affiliations with such portfolio company.  As of September 30, 2008, we owned 100% of the fully diluted common equity of GSHI, 51% of the common equity of WEPI, 49% of the fully diluted common equity of Integrated, 79.83% of the fully diluted common equity of Iron Horse, 80% of the fully diluted common equity of NRG, 74.51% of the fully diluted equity of R-V, 76.55% of the fully diluted common equity of Ajax and 100% of the fully diluted common equity of Yatesville.  We make available significant managerial assistance to our portfolio companies.  We generally request and may receive rights to observe the meetings of our portfolio companies’ Boards of Directors.

Name of Portfolio Company	Nature of its Principal Business (Location)	Title and Class of Securities Held	Collateral Held	Investment Structure	Equity Securities Held, at Fair Value (In millions)	Loans, at Fair Value (In millions)

Companies more than 25% owned

Ajax Rolled Ring and Machine	Manufacturing (South Carolina)	Senior secured debt, subordinated secured debt, preferred stock and common equity	First priority lien on substantially all assets	Common shares; Preferred shares; Senior secured note Tranche A, 10.50% due 4/01/2013; Subordinated secured note Tranche B, 11.50% plus 6.00% PIK due 4/01/2013	6.1	33.3

C&J Cladding LLC	Metal services (Texas)	Senior secured debt and warrants	First priority lien on substantially all assets	Warrants, common shares, expiring 3/30/2014; Senior secured note, 14.00% due 3/30/2012	3.7	4.1

Gas Solutions Holdings, Inc.	Gas gathering and processing (Texas)	Subordinated secured debt and common equity	Second priority lien on substantially all assets, subject to first priority lien of senior lender, Royal Bank of Canada	Common shares; Subordinated secured note, 18.00% due 12/22/2009	43.5	20.0

Integrated Contract Services, Inc.	Contracting (North Carolina)	Senior and junior secured debt, preferred stock and common equity	First priority lien on substantially all assets	Common shares; Preferred shares; Senior and junior secured notes, 7.00% plus 7.00% PIK due 9/30/2010; Senior demand note, 15.00% due 6/30/2009	0.0	5.0

Iron Horse Coiled Tubing, Inc.	Production services (Alberta, Canada)	Senior secured debt, bridge loan and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 15.00% due 4/19/2009; Bridge loan, 15.00% plus 3.00% PIK due 12/11/2008	0.0	12.8

NRG Manufacturing, Inc.	Manufacturing (Texas)	Senior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 16.50% due 8/31/2011	8.7	13.1

R-V Industries, Inc.	Manufacturing (Pennsylvania)	Warrants and common equity	N/A – loan repaid.	Common shares; Warrants, common shares, expiring 6/30/2017	12.0	0.0

Worcester Energy Partners, Inc.	Biomass power (Maine)	Senior secured debt, convertible preferred stock and common equity	First priority lien on substantially all assets	Common shares; Convertible Preferred shares; Senior secured note, 12.50% due 12/31/2012	0.0	12.2

Name of Portfolio Company	Nature of its Principal Business (Location)	Title and Class of Securities Held	Collateral Held	Investment Structure	Equity Securities Held, at Fair Value (In millions)	Loans, at Fair Value (In millions)

Yatesville Coal Holdings, Inc.	Mining and coal production (Kentucky)	Senior and junior secured debt and common equity	First priority lien on substantially all assets	Common shares; Senior secured note, 15.68% due 12/31/2010; Junior secured note, 15.68% due 12/31/2010	0.0	27.9

Companies 5% to 25% owned

Appalachian Energy Holdings LLC	Construction services (West Virginia)	Senior secured debt, warrants and preferred units	First priority lien on substantially all assets	Preferred units; Warrants, common shares, expiring 2/13/2016 and 6/17/2018; Senior secured note Tranche A, 14.00% plus 3.00% PIK due 1/31/2011; Senior secured note Tranche B, 14.00% plus 3.00% PIK due 5/01/2009	0.9	4.3

Biotronic NeuroNetwork	Healthcare (Michigan)	Senior secured debt and preferred stock	First priority lien on substantially all assets	Preferred shares; Senior secured note, 11.50%, 1.00% PIK due 2/21/2013	2.3	25.9

Companies less than 5% owned

American Gilsonite Company	Specialty minerals (Utah)	Subordinated secured debt and membership interests	Second priority lien on substantially all assets	Membership interests; Subordinated secured note, 12.00% plus 3.00% PIK due 3/14/2013	1.2	14.7

Castro Cheese Company, Inc.	Food products (Texas)	Junior secured debt	Second priority lien on substantially all assets	Junior secured note, 11.00% plus 2.00% PIK due 2/28/2013	0.0	7.3

Conquest Cherokee LLC	Oil and gas production (Tennessee)	Senior secured debt and overriding royalty interest	First priority lien on substantially all assets	Overriding royalty interest, 5.00%; Senior secured note, 13.00% due 5/05/2009	0.0	9.9

Deb Shops, Inc.	Retail (Pennsylvania)	Senior secured debt	Second priority lien on substantially all assets	Senior secured note, 10.81% due 10/23/2014;	0.0	12.4

Diamondback Operating LP	Oil and gas production (Oklahoma)	Senior secured debt and net profit interest	First priority lien on substantially all assets	Net profit interest, 15.00%; Senior secured note, 12.00% plus 2.00% PIK due 8/27/2011	0.0	8.9

Freedom Marine Services LLC	Shipping vessels (Louisiana)	Subordinated secured debt and net profit interest	Second priority lien on substantially all assets	Net profit interest, 22.50%; Subordinated secured note, 12.00% plus 4.00% PIK due 12/31/2011	0.0	6.7

H&M Oil & Gas LLC	Oil and gas production (Texas)	Senior secured debt and net profit interest	First priority lien on substantially all assets	Net profit interest, 8.00%; Senior secured note, 13.00% due 6/30/2010	0.0	49.6

IEC Systems LP/ Advanced Rig Services LLC (“ARS”)	Oilfield fabrication (Texas)	Senior secured debt	First priority lien on substantially all assets	Senior secured notes 12.00% plus 3.00% PIK due 11/20/2012	0.0	37.1

Maverick Healthcare LLC	Healthcare (Arizona)	Second lien debt, preferred units and common units	Second priority lien on substantially all assets	Common units; Preferred units; Second lien debt, 12.00% plus 1.50% PIK due 4/30/2014	1.3	12.4

Name of Portfolio Company	Nature of its Principal Business (Location)	Title and Class of Securities Held	Collateral Held	Investment Structure	Equity Securities Held, at Fair Value (In millions)	Loans, at Fair Value (In millions)

Miller Petroleum, Inc.	Oil and gas production (Tennessee)	Warrants	N/A — loan repaid	Warrants, expiring 5/04/2010 through 9/30/2013	0.1	0.0

Peerless Manufacturing Co.	Manufacturing (Texas)	Subordinated secured debt	Second priority lien on substantially all assets	Subordinated secured debt, 11.50% plus 3.50% PIK due 4/29/2013	0.0	20.0

Qualitest Pharmaceuticals, Inc.	Pharmaceuticals (Alabama)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 11.26% due 4/30/2015	0.0	11.3

Regional Management Corp.	Financial services (South Carolina)	Subordinated secured debt	Second priority lien on substantially all assets	Subordinated secured note, 12.00% plus 2.00% PIK due 6/29/2012	0.0	23.0

Resco Products, Inc.	Manufacturing (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 10.81% due 6/22/2014	0.0	9.6

Shearer’s Foods, Inc.	Food products (Ohio)	Second lien debt and membership interests	Common equity; Second priority lien on substantially all assets	Membership interests; Second lien debt, 14.00% due 10/31/2013	2.3	17.7

Stryker Energy LLC	Oil and gas production (Ohio)	Subordinated secured revolving credit facility and overriding royalty interest	Second priority lien on substantially all assets	Overriding royalty interest, 3.50%; Subordinated secured revolving credit facility, 12.00% due 12/01/2011	0.0	27.7

TriZetto Group	Healthcare (California)	Subordinated unsecured debt	Unsecured	Subordinated unsecured note, 12.00% plus 1.50% PIK due 10/01/2016	0.0	14.8

Unitek	Technical services (Pennsylvania)	Second lien debt	Second priority lien on substantially all assets	Second lien debt, 12.75% due 12/31/2013	0.0	11.3

Wind River Resources Corp. and Wind River II Corp.	Oil and gas production (Utah)	Senior secured debt	First priority lien on substantially all assets	Senior secured note, 13.00% due 7/31/2010	0.0	14.3

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock will be determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, we will value investments for which market quotations are readily available at such market quotations.  Short-term investments which mature in 60 days or less, such as U.S. Treasury bills, are valued at amortized cost, which approximates market value.  The amortized cost method involves recording a security at its cost (which we define as principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase.  Short-term securities which mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer).  Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

Most of the investments in our portfolio do not have market quotations which are readily available, meaning the investments do not have actively traded markets.  Debt and equity securities for which market quotations are not readily available are valued with the assistance of an independent valuation service using a documented valuation policy and a valuation process that is consistently applied under the direction of our Board of Directors.  For a discussion of the risks inherent in determining the value of securities for which readily available market values do not exist, see "Risk Factors—Risks Relating to Our Business—Most of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments."

The factors that may be taken into account in valuing such investments include, as relevant, the portfolio company's ability to make payments, its estimated earnings and projected discounted cash flows, the nature and realizable value of any collateral, the financial environment in which the portfolio company operates, comparisons to securities of similar publicly-traded companies, changes in interest rates for similar debt instruments and other relevant factors.  Due to the inherent uncertainty of determining the fair value of investments that do not have readily available market quotations, the fair value of these investments may differ significantly from the values that would have been used had such market quotations existed for such investments, and any such differences could be material.

As part of the fair valuation process, the independent valuation firm engaged by the Board of Directors performs a review of each debt and equity investment with management and provides a range of values for each investment, which, along with management's valuation recommendations, is reviewed by management and the Audit Committee.  The independent valuation firm may adjust their preliminary evaluations to reflect comments provided by management and the Audit Committee.  The Audit Committee reviews the final valuation report and management's valuation recommendations and makes a recommendation to the Board of Directors based on its analysis of the methodologies employed and the various weights that should be accorded to each portion of the valuation as well as factors that the independent valuation firm and management may not have included in their evaluation processes.  The Board of Directors then evaluates the Audit Committee recommendations and undertakes a similar analysis to determine the fair value of each investment in the portfolio in good faith.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures.  Accordingly, under current accounting standards, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

We have asked our stockholders to approve our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value (NAV) per share during the twelve-month period following such approval.  If we obtain this authorization, in order to sell shares pursuant to this authorization a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.  We could also sell shares of common stock below NAV per share in certain other circumstances, including rights offerings.

In making a determination that an offering below NAV per share is in our and our stockholders' best interests, our Board of Directors would consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The anticipated rate of return on and availability of investments; and

•	The leverage available to us.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

Impact On Existing Stockholders Who Do Not Participate

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks.  These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share.  These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering.

The following chart illustrates the level of dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share.

The examples assume that the issuer has 30,000,000 common shares outstanding, $600,000,000 in total assets and $150,000,000 in total liabilities.  The current NAV and NAV per share are thus $450,000,000 and $15.00.  The chart illustrates the dilutive effect on Stockholder A of (1) an offering of 1,500,000 shares (5% of the outstanding shares) at $14.25 per share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 3,000,000 shares (10% of the outstanding shares) at $13.50 per share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 6,000,000 shares (20% of the outstanding shares) at $12.00 per share after offering expenses and commissions (a 20% discount from NAV).  The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares in such offering and the actual discount to the most recently determined NAV.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Decrease to NAV
Total Shares Outstanding	30,000,000	31,500,000	5.00%	33,000,000	10.00%	36,000,000	20.00%
NAV per Share	$15.00	$14.96	(0.24)%	$14.86	(0.91)%	$14.50	(3.33)%

Dilution to Nonparticipating
Stockholder
Shares Held by Stockholder A	30,000	30,000	0%	30,000	0%	30,000	0%
Percentage Held by Stockholder A	.10%	0.095%	(4.76)%	0.090%	(9.09)%	0.08%	(16.67)%
Total NAV Held by Stockholder A	$450,000	$448,929	(0.24)%	$445,909	(0.91)%	$435,000	(3.33)%
Investment per Share Held by
Stockholder A	$15.00	$15.00	0%	$15.00	0%	$15.00	0%
Dilution per Share Held by
Stockholder A (NAV per Share
Less Investment per Share)		$(.04)	(.24)%	$(.14)	(.91)%	$(.50)	(3.33)%

Impact On Existing Stockholders Who Do Participate

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering.  The level of dilution will decrease as the number of shares such stockholders purchase increases.  Existing stockholders who buy more than such percentage will, in contrast, experience an increase (often called accretion) in NAV that exceeds the amount of dilution to their holdings prior to the offering and a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering.  The level of accretion will increase as the excess number of shares such stockholder purchases increases.  Even a stockholder who overparticipates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience dilution as described above in such subsequent offerings.

The following chart illustrates the level of dilution and accretion in the hypothetical 10% discount offering from the prior chart (Example 2) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,500 shares, which is 0.05% of an offering of 3,000,000 shares) rather than its 0.10% proportionate share and (2) 150% of such percentage (i.e. 4,500 shares, which is 0.15% of an offering of 3,000,000 shares rather than its 0.10% proportionate share).  The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Decrease/Increase to NAV
Total Shares Outstanding	30,000,000	33,000,000	10%	33,000,000	10%
NAV per Share	$15.00	$14.86	(0.91)%	$14.86	(.91)%

Dilution/Accretion to Participating
Stockholder
Shares Held by Stockholder A	30,000	31,500	5%	34,500	15%
Percentage Held by Stockholder A	.10%	0.097%	(4.55)%	0.102%	4.55%
Total NAV Held by Stockholder A	$450,000	$468,090	4.055%	$512,670	14%
Investment per Share Held by
Stockholder A (assumed to Be $15.00 on Shares Held Prior to Sale)	$15.00	$14.93	(0.48)%	$14.80	(1.30)%
Dilution/Accretion per Share Held
by Stockholder A (NAV per Share Less Investment per Share)		$(0.07)	(0.47)%	$0.06	0.40%

Impact On New Investors

Investors who are not currently stockholders and who participate in an offering below NAV per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares.  These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests.  These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings.

The following chart illustrates the level of accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above.  The illustration is for a new investor who purchases the same percentage (0.10%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering.  The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.
		Example 1		Example 2		Example 3
		5% Offering at 5% Discount		10% Offering at 10% Discount		20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Decrease/Increase to NAV	30,000,000	31,500,000	5%	33,000,000	10%	36,000,000	20%
Total Shares Outstanding	$15.00	$14.96	(0.24)%	$14.86	(0.91)%	$14.50	(3.33)%
NAV per Share

Accretion to New Investor A
Shares Held by Investor A	0	1,500		3,000		6,000
Percentage Held by Investor A	0%	.10%		.01%		.01%
Total NAV Held by Investor A	$0	$22,446		$44,580		$87,000
Investment per Share Held by Investor A	$0	$14.25		$13.50		$12.00
Accretion per Share Held by Investor A
(NAV per Share Less Investment per Share)		$0.71	5.01%	$1.36	10.10%	$2.50	20.83%

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below.  As a result, when our Board of Directors authorizes, and we declare, a cash dividend, then our stockholders who have not "opted out" of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends.

No action is required on the part of a registered stockholder to have their cash dividend reinvested in shares of our common stock.  A registered stockholder may elect to receive an entire dividend in cash by notifying the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for dividends to stockholders.  The plan administrator sets up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form.  Upon request by a stockholder participating in the plan, the plan administrator will, instead of crediting shares to the participant's account, issue a certificate registered in the participant's name for the number of whole shares of our common stock and a check for any fractional share.  Such request by a stockholder must be received three days prior to the dividend payable date in order for that dividend to be paid in cash.  If such request is received less than three days prior to the dividend payable date, then the dividends are reinvested and shares are repurchased for the stockholder's account; however, future dividends are paid out in cash on all balances.  Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

We primarily use newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value.  However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan.  The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The NASDAQ Global Select Market on the valuation date for such dividend.  If we use newly-issued shares to implement the plan, the valuation date will not be earlier than the last day that stockholders have the right to elect to receive cash in lieu of shares.  Market price per share on that date will be the closing price for such shares on The NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices.  The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.  Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium at the time we issue new shares under the plan and dilution if our shares are trading at a discount.  The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

There are no brokerage charges or other charges to stockholders who participate in the plan.  The plan administrator's fees under the plan are paid by us.  If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus a $0.10 per share brokerage commissions from the proceeds.

Stockholders who receive dividends in the form of stock are subject to the same U.S. Federal, state and local tax consequences as are stockholders who elect to receive their dividends in cash.  A stockholder's basis for determining gain or loss upon the sale of stock received in a dividend from us will be equal to the total dollar amount of the dividend payable to the stockholder.  Any stock received in a dividend will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com or by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at American Stock Transfer & Trust Company, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by calling the plan administrator's Interactive Voice Response System at (888) 888-0313.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any payable date for the payment of any dividend by us.  All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10007 or by telephone at (718) 921-8200.

Stockholders who purchased their shares through or hold their shares in the name of a broker or financial institution should consult with a representative of their broker or financial institution with respect to their participation in our dividend reinvestment plan.  Such holders of our stock may not be identified as our registered stockholders with the plan administrator and may not automatically have their cash dividend reinvested in shares of our common stock by the administrator.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. Federal income tax considerations applicable to us and to an investment in our shares.  This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment.  For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. Federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a "straddle," "hedge" or "conversion" transaction.  This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code).  The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.  We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering.  This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax.  It does not discuss the special treatment under U.S. Federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A "U.S. stockholder" is a beneficial owner of shares of our common stock that is for U.S. Federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

•
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A "Non-U.S. stockholder" is a beneficial owner of shares of our common stock that is not a partnership and is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. Federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation.  We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

 Election To Be Taxed As A RIC

As a business development company, we have qualified and elected to be treated as a RIC under Subchapter M of the Code.  As a RIC, we generally are not subject to corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends.  To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below).  In addition, to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

 Taxation As A RIC

Provided that we qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. Federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gains in excess of net short-term capital losses) we timely distribute to stockholders.  We will be subject to U.S. Federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% non-deductible U.S. Federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in preceding years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings.  We anticipate that the tax at December 31, 2008 to be paid in the quarter ending March 31, 2009 will be approximately $532,000.

In order to qualify as a RIC for U.S. Federal income tax purposes, we must, among other things:

•	qualify to be treated as a business development company or be registered as a management investment company under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a "qualified publicly traded partnership" (as defined in the Code) or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a "qualified publicly traded partnership"); and

•
no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more "qualified publicly traded partnerships," or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. Federal income tax purposes (other than a "qualified publicly traded partnership"), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a "qualified publicly traded partnership") will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly.  In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a "qualified publicly traded partnership") in which we are a partner for purposes of the Diversification Tests.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test.  Any such special purpose corporation would generally be subject to U.S. Federal income tax, and could result in a reduced after-tax yield on the portion of our assets held there.

We may be required to recognize taxable income in circumstances in which we do not receive cash.  For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount

(such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year.  Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss.  Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements.  However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met.  See "Regulation ― Senior Securities."  Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests.  If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders.  In that case, all of such income will be subject to corporate-level U.S. Federal income tax, reducing the amount available to be distributed to our stockholders.  See "Failure To Obtain RIC Tax Treatment."

Certain of our investment practices may be subject to special and complex U.S. Federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test.  We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. Federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a "qualified publicly traded partnership" (as defined in the Code).  If the partnership is a "qualified publicly traded partnership," the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be "securities" for purposes of the Diversification Tests.  If the partnership, however, is not treated as a "qualified publicly traded partnership," then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us.  The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC.  We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. Federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. Federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS.  To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

 Taxation Of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains.  Distributions of our "investment company taxable income" (which is, generally, our ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock.  For taxable years beginning on or before December 31, 2010, to the extent such distributions paid by us to noncorporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to long term capital gains (currently a maximum tax rate of 15%) provided that we properly designate such distribution as derived from "qualified dividend income" and certain holding period and other requirements are satisfied.  In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualified dividends and, therefore, generally will not qualify for the long term capital gains.  Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum rate of 15% in the case of individuals, trusts or estates), regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock.  Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Although we currently intend to distribute any long-term capital gains at least annually, we may in the future decide to retain some or all of our long-term capital gains, but designate the retained amount as a "deemed distribution."  In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us.  The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's tax basis for his, her or its common stock.  Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain.  Such excess generally may be claimed as a credit against the U.S. stockholder's other U.S. Federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for U.S. Federal income tax.  A stockholder that is not subject to U.S. Federal income tax or otherwise required to file a U.S. Federal income tax return would be required to file a U.S. Federal income tax return on the appropriate form in order to claim a refund for the taxes we paid.  In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year.  We cannot treat any of our investment company taxable income as a "deemed distribution."

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question.  If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made.  However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock.  Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year.  Otherwise, it would be classified as short-term capital gain or loss.  However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares.  In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.  The ability to otherwise deduct capital losses may be subject to other limitations under the code.

In general, individual U.S. stockholders currently are subject to a maximum U.S. Federal income tax rate of 15% on their net capital gain, or the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares.  Such rate is lower than the maximum rate on ordinary income currently payable by individuals.  Corporate U.S. stockholders currently are subject to U.S. Federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income.  Noncorporate stockholders with net capital losses for a year (which we define as capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code.  Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain.  In addition, the U.S. Federal tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% maximum rate).  Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.  Dividends distributed by us generally will not be eligible for the dividends-received deduction or the preferential rate applicable to qualifying dividends.

We may be required to withhold U.S. Federal income tax, or backup withholding, currently at a rate of 28% from all taxable distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect.  An individual's taxpayer identification number is his or her social security number.  Backup withholding is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder's U.S. Federal income tax liability, provided that proper information is timely provided to the IRS.

 Taxation Of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person's particular circumstances.  An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences.  Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our "investment company taxable income" to Non-U.S. stockholders that are not "effectively connected" with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. Federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits.  However, effective for taxable years beginning before January 1, 2010, we generally will not be required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly designated by us as "interest-related dividends" or "short-term capital gain dividends," as the case may be, and certain other requirements are met.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. Federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.  However, withholding of U.S. Federal income tax at a rate of 30% on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. Federal withholding tax.  In addition, dividends paid or deemed paid to Non-U.S. stockholders that are attributable to gain from "U.S. real property interests," or USRPIs, which the Code defines to include direct holdings of U.S. real property and interests (other than solely as a creditor) in "U.S. real property holding corporations" such as "real estate investment trusts," or REITs, and also may include certain REIT capital gain dividends, will generally be subject to U.S. Federal income tax and may give rise to an obligation for those Non-U.S. stockholders to file a U.S. Federal income tax return, and will generally be subject to withholding tax.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. Federal income tax credit or tax refund equal to the stockholder's allocable share of the tax we pay on the capital gains deemed to have been distributed.  In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. Federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. Federal income tax return.  Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our "investment company taxable income" and net capital gains (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is "effectively connected" with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a "permanent establishment" in the United States), will be subject to U.S. Federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations.  Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty).  In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. Federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.  Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. Federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. Federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

 Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates.  We would not be able to deduct distributions to stockholders, nor would they be required to be made.  Distributions would generally be taxable to our stockholders as ordinary dividend income (currently eligible for the 15% maximum rate) to the extent of our current and accumulated earnings and profits.  Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction.

Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws.  This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

 Capital Stock

Our authorized capital stock consists of 100,000,000 shares of stock, par value $.001 per share, all of which is initially classified as common stock.  Our common stock is traded on The NASDAQ Global Select Market under the symbol "PSEC."  There are no outstanding options or warrants to purchase our stock.  No stock has been authorized for issuance under any equity compensation plans.  Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock, and to authorize the issuance of such shares, without obtaining stockholder approval.  As permitted by the Maryland General Corporation Law, our charter provides that the Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

The below table sets forth each class of our outstanding securities as of January 29, 2009:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Company or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Common Stock	100,000,000	0	29,786,128

 Common stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable.  Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor.  Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by U.S. Federal and state securities laws or by contract.  In the event of a liquidation, dissolution or winding up of us, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.  Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors.  Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power.  There is no cumulative voting in the election of directors, which means that prior to the issuance of preferred stock holders of a majority of the outstanding shares of common stock will elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

 Preferred stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock.  Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.  Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.  You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act.  The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution (other than in shares of stock) is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock become in arrears by two years or more until all arrears are cured.  Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.  For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to operate other than as an investment company.  We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

 Limitation On Liability Of Directors And Officers; Indemnification And Advance Of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.  Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.  Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.  The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.  In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity.  Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.  In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that a present or former director or officer of us has performed for another entity at our request.  There is no assurance that such entities will in fact carry such insurance.  However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

 Provisions Of The Maryland General Corporation Law And Our Charter And Bylaws

 Anti-takeover Effect

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise.  These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors.  These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of us.  We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

 Control share acquisitions

The Maryland General Corporation Law under the Control Share Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.  Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter.  Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above.  Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.  A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting.  If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved.  The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act.  Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved.  If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.  The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock.  There can be no assurance that such provision will not be amended or eliminated at any time in the future.  However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the SEC does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

 Business combinations

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.  These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.  An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation's shares; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which he otherwise would have become an interested stockholder.  However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder.  Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not interested persons as defined in the 1940 Act.  This resolution, however, may be altered or repealed in whole or in part at any time.  If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

 Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

 Classified Board of Directors

Our Board of Directors is divided into three classes of directors serving staggered three-year terms.  The current terms of the first, second and third classes will expire in 2009, 2010 and 2011 respectively, and in each case, until their successors are duly elected and qualify.  Each year one class of directors will be elected to the Board of Directors by the stockholders.  A classified board may render a change in control of us or removal of our incumbent management more difficult.  We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.

 Election of directors

Our charter and bylaws provide that the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect a director.  Under the charter, our Board of Directors may amend the bylaws to alter the vote required to elect directors.

 Number of directors; vacancies; removal

Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws.  Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors.  However, unless our bylaws are amended, the number of directors may never be less than three nor more than eight.  Our charter provides that, at such time as we have three independent directors and our common stock is registered under the Exchange Act of 1934, as amended, or the Exchange Act, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors.  Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

 Action by stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting.  These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

 Advance notice provisions for stockholder nominations and stockholder proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.  With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting.  Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders.  Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

 Calling of special meetings of stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers.  Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

 Approval of extraordinary corporate action; amendment of charter and bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.  However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.  Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter.  However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter.  The "continuing directors" are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the Board of Directors.

Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

 No appraisal rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed above, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock.  If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement.  We may issue preferred stock from time to time in one or more series, without stockholder approval.  Our Board of Directors is authorized to fix for any series of preferred stock the number of shares of such series and the designation, relative powers, preferences and rights, and the qualifications, limitations or restrictions of such series; except that, such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.

The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution) and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more.

For any series of preferred stock that we may issue, our Board of Directors will determine and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•
the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, the cumulative nature of such dividends and whether such dividends have any participating feature;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. Federal income tax considerations; and

•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our Board of Directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which cumulative dividends thereon will be cumulative.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series which, if publicly offered, will be under an indenture to be entered into between us and a trustee.  The specific terms of each series of debt securities we publicly offer will be described in the particular prospectus supplement relating to that series.  For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any events of default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special U.S. Federal income tax implications, including, if applicable, U.S. Federal income tax considerations relating to original issue discount;

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange;

•	the name and address of the trustee; and

•	any other terms.

The debt securities may be secured or unsecured obligations.  Under the provisions of the 1940 Act, we are permitted, as a business development company, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt.  Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

DESCRIPTION OF OUR WARRANTS

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities from time to time.  Such warrants may be issued independently or together with one of our Securities and may be attached or separate from such securities.  We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent.  The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the number of shares of common stock, preferred stock or debt securities issuable upon exercise of such warrants;

•
the price at which and the currency or currencies, including composite currencies, in which the shares of common stock, preferred stock or debt securities purchasable upon exercise of such warrants may be purchased;

·	the date on which the right to exercise such warrants will commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the number of such warrants issued with each share of common stock, preferred stock or debt securities;

•	if applicable, the date on and after which such warrants and the related shares of common stock, preferred stock or debt securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our Board of Directors approves such issuance on the basis that the issuance is in our best interests and the best interest of our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed.  The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

REGULATION

We are a closed-end, non-diversified investment company that has filed an election to be treated as a business development company under the 1940 Act and has elected to be treated as a RIC under Subchapter M of the Code.  The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than "interested persons," as that term is defined in the 1940 Act.  In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions.  With respect to such securities, we may, for the purpose of public resale, be deemed an "underwriter" as that term is defined in the Securities Act.  Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly-traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate and other market fluctuations.  However, in connection with an investment or acquisition financing of a portfolio company, we may purchase or otherwise receive warrants to purchase the common stock of the portfolio company.  Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.  We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act.  Under these limits, except with respect to money market funds we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company.  With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments subject our stockholders indirectly to additional expenses.  None of these policies are fundamental and may be changed without stockholder approval.

 Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets.  The principal categories of qualifying assets relevant to our business are the following:

(1)
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.  An "eligible portfolio company" is defined in the 1940 Act and rules adopted pursuant thereto as any issuer which:

	(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)
is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for exclusions under the 1940 Act for certain financial companies such as banks, brokers, commercial finance companies, mortgage companies and insurance companies; and

	(c)	satisfies any of the following:

		1.	does not have any class of securities with respect to which a broker or dealer may extend margin credit;

		2.	is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company;

	3.	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million;

	4.	does not have any class of securities listed on a national securities exchange; or

	5.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $ 250 million.

(2)	Securities in companies that were eligible portfolio companies when we made our initial investment if certain other requirements are satisfied.

(3)	Securities of any eligible portfolio company which we control.

(4)
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing agreements.

(5)
Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(6)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(7)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2), (3) or (4) above.

 Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, the business development company must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance.  Making available significant managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

 Temporary Investments

Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash equivalents, including money market funds, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets.  Typically, we will invest in money market funds, U.S. treasury bills or in repurchase agreements that are fully collateralized by cash or securities issued by the U.S. government or its agencies.  A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate.  There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements.  However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. Federal income tax purposes.  Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit.  Our Investment Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

 Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance.  In addition, while any preferred stock or public debt securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios after giving effect to such distribution or repurchase.  We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.  For a discussion of the risks associated with leverage, see "Risk Factors."

 Code of Ethics

We and Prospect Capital Management have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions.  Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements.  For information on how to obtain a copy of each code of ethics, see "Available Information."

 Investment Concentration

Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments.  While we are diversifying the portfolio, many of our existing investments are in the energy and energy related industries.

 Compliance Policies and Procedures

We and our Investment Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the U.S. Federal securities laws, and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation, and to designate a Chief Compliance Officer to be responsible for administering the policies and procedures.  Brian H. Oswald serves as our Chief Compliance Officer.

 Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to Prospect Capital Management.  The Proxy Voting Policies and Procedures of Prospect Capital Management are set forth below.  The guidelines are reviewed periodically by Prospect Capital Management and our independent directors, and, accordingly, are subject to change.

Introduction.  As an investment adviser registered under the Advisers Act, Prospect Capital Management has a fiduciary duty to act solely in the best interests of its clients.  As part of this duty, Prospect Capital Management recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for Prospect Capital Management's Investment Advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy policies.  These policies are designed to be responsive to the wide range of subjects that may be the subject of a proxy vote.  These policies are not exhaustive due to the variety of proxy voting issues that Prospect Capital Management may be required to consider.  In general, Prospect Capital Management will vote proxies in accordance with these guidelines unless:  (1) Prospect Capital Management has determined to consider the matter on a case-by-case basis (as is stated in these guidelines), (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) Prospect Capital Management might find it necessary to vote contrary to its general guidelines to maximize stockholder value and vote in its clients' best interests.  In such cases, a decision on how to vote will be made by the Proxy Voting Committee (as described below).  In reviewing proxy issues, Prospect Capital Management will apply the following general policies:

Elections of directors.  In general, Prospect Capital Management will vote in favor of the management-proposed slate of directors.  If there is a proxy fight for seats on the Board of Directors or Prospect Capital Management determines that there are other compelling reasons for withholding votes for directors, the Proxy Voting Committee will determine the appropriate vote on the matter.  Prospect Capital Management believes that directors have a duty to respond to stockholder actions that have received significant stockholder support.  Prospect Capital Management may withhold votes for directors that fail to act on key issues such as failure to implement proposals to declassify boards, failure to implement a majority vote requirement, failure to submit a rights plan to a stockholder vote and failure to act on tender offers where a majority of stockholders have tendered their shares.  Finally, Prospect Capital Management may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.

Appointment of auditors.  Prospect Capital Management believes that the Company remains in the best position to choose the auditors and will generally support management's recommendation.

Changes in capital structure.  Changes in a company's charter, articles of incorporation or by-laws may be required by state or U.S. Federal regulation.  In general, Prospect Capital Management will cast its votes in accordance with the Company's management on such proposal.  However, the Proxy Voting Committee will review and analyze on a case-by-case basis any proposals regarding changes in corporate structure that are not required by state or U.S. Federal regulation.

Corporate restructurings, mergers and acquisitions.  Prospect Capital Management believes proxy votes dealing with corporate reorganizations are an extension of the investment decision.  Accordingly, the Proxy Voting Committee will analyze such proposals on a case-by-case basis.

Proposals affecting the rights of stockholders.  Prospect Capital Management will generally vote in favor of proposals that give stockholders a greater voice in the affairs of the Company and oppose any measure that seeks to limit those rights.  However, when analyzing such proposals, Prospect Capital Management will weigh the financial impact of the proposal against the impairment of the rights of stockholders.

Corporate governance.  Prospect Capital Management recognizes the importance of good corporate governance in ensuring that management and the Board of Directors fulfill their obligations to the stockholders.  Prospect Capital Management favors proposals promoting transparency and accountability within a company.

Anti-takeover measures.  The Proxy Voting Committee will evaluate, on a case-by-case basis, proposals regarding anti-takeover measures to determine the measure's likely effect on stockholder value dilution.

Stock splits.  Prospect Capital Management will generally vote with the management of the Company on stock split matters.

Limited liability of directors.  Prospect Capital Management will generally vote with management on matters that would affect the limited liability of directors.

Social and corporate responsibility.  The Proxy Voting Committee may review and analyze on a case-by-case basis proposals relating to social, political and environmental issues to determine whether they will have a financial impact on stockholder value.  Prospect Capital Management may abstain from voting on social proposals that do not have a readily determinable financial impact on stockholder value.

Proxy voting procedures.  Prospect Capital Management will generally vote proxies in accordance with these guidelines.  In circumstances in which (1) Prospect Capital Management has determined to consider the matter on a case-by-case basis (as is stated in these guidelines), (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) Prospect Capital Management might find it necessary to vote contrary to its general guidelines to maximize stockholder value and vote in its clients' best interests, the Proxy Voting Committee will vote the proxy.

Proxy voting committee.  Prospect Capital Management has formed a proxy voting committee to establish general proxy policies and consider specific proxy voting matters as necessary.  In addition, members of the committee may contact the management of the Company and interested stockholder groups as necessary to discuss proxy issues.  Members of the committee will include relevant senior personnel.  The committee may also evaluate proxies where we face a potential conflict of interest (as discussed below).  Finally, the committee monitors adherence to guidelines, and reviews the policies contained in this statement from time to time.

Conflicts of interest.  Prospect Capital Management recognizes that there may be a potential conflict of interest when it votes a proxy solicited by an issuer that is its advisory client or a client or customer of one of our affiliates or with whom it has another business or personal relationship that may affect how it votes on the issuer's proxy.  Prospect Capital Management believes that adherence to these policies and procedures ensures that proxies are voted with only its clients' best interests in mind.  To ensure that its votes are not the product of a conflict of interests, Prospect Capital Management requires that:  (i) anyone involved in the decision making process (including members of the Proxy Voting Committee) disclose to the chairman of the Proxy Voting Committee any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how Prospect Capital Management intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy voting.  Each account's custodian will forward all relevant proxy materials to Prospect Capital Management, either electronically or in physical form to the address of record that Prospect Capital Management has provided to the custodian.

Proxy recordkeeping.  Prospect Capital Management must retain the following documents pertaining to proxy voting:

•	copies of its proxy voting polices and procedures;

•	copies of all proxy statements;

•	records of all votes cast by Prospect Capital Management;

•	copies of all documents created by Prospect Capital Management that were material to making a decision how to vote proxies or that memorializes the basis for that decision; and

•	copies of all written client requests for information with regard to how Prospect Capital Management voted proxies on behalf of the client as well as any written responses provided.

All of the above-referenced records will be maintained and preserved for a period of not less than five years from the end of the fiscal year during which the last entry was made.  The first two years of records must be maintained at our office.

Proxy voting records.  Clients may obtain information about how Prospect Capital Management voted proxies on their behalf by making a written request for proxy voting information to:  Compliance Officer, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

 Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a variety of regulatory requirements on publicly-held companies. In addition to our Chief Executive and Chief Financial Officers' required certifications as to the accuracy of our financial reporting, we are also required to disclose the effectiveness of our disclosure controls and procedures as well as report on our assessment of our internal controls over financial reporting, the latter of which must be audited by our independent registered public accounting firm.

The Sarbanes-Oxley Act also requires us to continually review our policies and procedures to ensure that we remain in compliance with all rules promulgated under the Act.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our Securities are held under a custody agreement by U.S. Bank National Association.  The address of the custodian is:  1555 North Rivercenter Drive, MK-WI-5302, Milwaukee, WI 53212, Attention:  Mutual Fund Custody Account Administrator, facsimile:  (866) 350-1430.  American Stock Transfer & Trust Company acts as our transfer agent, dividend paying agent and registrar.  The principal business address of American Stock Transfer & Trust Company is 59 Maiden Lane, New York, NY 10007, telephone number:  (718) 921-8200.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business.  The aggregate amount of brokerage commissions paid by us during the three most recent fiscal years is $105,613.  Subject to policies established by our Board of Directors, Prospect Capital Management is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions.

Prospect Capital Management does not expect to execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Company, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities.  While Prospect Capital Management generally seeks reasonably competitive trade execution costs, the Company will not necessarily pay the lowest spread or commission available.  Subject to applicable legal requirements, Prospect Capital Management may select a broker based partly upon brokerage or research services provided to it and the Company and any other clients.  In return for such services, we may pay a higher commission than other brokers would charge if Prospect Capital Management determines in good faith that such commission is reasonable in relation to the services provided.

PLAN OF DISTRIBUTION

We may sell the Securities in any of four ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser, including existing stockholders in a rights offering; (c) through agents; or (d) directly to our stockholders and others through the issuance of transferable or non-transferable rights to our stockholders. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement. The Securities may be sold "at-the-market" to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters or agents and the amounts of Securities underwritten or placed by each of them;

•	the offering price of the Securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or agents; and

•	any securities exchanges on which the Securities may be listed.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may use Stock to acquire investments in companies, the terms of which will be further disclosed in a prospectus supplement if such stock is issued in an offering hereunder.

Any offering price and any discounts or concessions allowed or reallowed or paid to underwriters or agents may be changed from time to time.

We may sell shares of our common stock at a price below net asset value per share if a majority of the number of beneficial holders of our stock have approved such a sale or if the following conditions are met: (1) holders of a majority of our stock and a majority of our stock not held by affiliated persons have approved issuance at less than net asset value per share during the one-year period prior to such sale; (2) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us have determined that any such sale would be in our best interests and in the best interests of our stockholders; and (3) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

If underwriters are used in the sale of any Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the Securities will be subject to certain conditions precedent.

The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not exceed 5%. In connection with any rights offering to our stockholders, we may also enter into a standby underwriting arrangement with one or more underwriters pursuant to which the underwriter(s) will purchase our common stock remaining unsubscribed for after the rights offering.

We may sell the Securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the Securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the Securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for soliciting these contracts.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our Securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Any of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Global Select Market, or another exchange on which our common stock is traded.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY, and Venable LLP as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO Seidman, LLP is the independent registered public accounting firm of the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our Securities offered by this prospectus.  The registration statement contains additional information about us and the Securities being registered by this prospectus.  We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act.  This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2008, are available free of charge by contacting us at 10 East 40th Street, 44th floor, New York, NY 10016 or by telephone at toll-free (888) 748-0702.  You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.  The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC's Internet site at http://www.sec.gov.  Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:  publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
September 30, 2008 and June 30, 2008
(in thousands, except share and per share data)

	September 30, 2008 (Unaudited)	June 30, 2008 (Audited)
Assets
Investments at fair value (cost of $559,727 and $496,805, respectively, Note 3)
Control investments (cost of $204,064 and $203,661, respectively)	$202,324	$205,827
Affiliate investments (cost of $33,354 and $5,609, respectively)	33,392	6,043
Non-control/Non-affiliate investments (cost of $322,309 and $287,535, respectively)	313,587	285,660
Total investments at fair value	549,303	497,530
Investments in money market funds	28,658	33,000
Cash	1,269	555
Receivables for:
Interest	5,516	4,094
Dividends	230	4,248
Loan principal	63	71
Managerial assistance	382	380
Potential deal expenses	303	—
Other	232	187
Prepaid expenses	346	273
Deferred financing costs	1,416	1,440
Total Assets	587,718	541,778
Liabilities
Credit facility payable	131,667	91,167
Dividends payable	11,882	11,845
Due to Prospect Administration (Note 7)	1,038	695
Due to Prospect Capital Management (Note 7)	8,631	5,946
Accrued expenses	994	1,104
Other liabilities	1,767	1,398
Total Liabilities	155,979	112,155
Net Assets	$431,739	$429,623

Components of Net Assets
Common stock, par value $0.001 per share (100,000,000 and 100,000,000 common shares
authorized, respectively; 29,520,379 and 29,520,379 issued and outstanding, respectively)	$30	$30
Paid-in capital in excess of par	441,332	441,332
Undistributed net investment income	13,128	1,508
Accumulated realized losses on investments	(12,327)	(13,972)
Unrealized (depreciation) appreciation on investments	(10,424)	725
Net Assets	$431,739	$429,623
Net Asset Value Per Share	$14.63	$14.55

See notes to consolidated financial statements

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2008 and September 30, 2007
(in thousands, except share and per share data)
(Unaudited)
	For Three Months Ended
	September 30, 2008	September 30, 2007
Investment Income
Interest income:
Control investments (Net of foreign withholding tax of $47 and $89, respectively)	$6,722	$5,063
Affiliate investments (Net of foreign withholding tax of $0 and $35, respectively)	560	667
Non-control/non-affiliate investments	10,274	7,102
Total interest income	17,556	12,832
Dividend income:
Control investments	4,584	1,450
Money market funds	139	168
Total dividend income	4,723	1,618
Other income: (See Note 4)
Control/affiliate investments	744	10
Non-control/non-affiliate investments	12,776	931
Total other income	13,520	941
Total Investment Income	35,799	15,391
Operating Expenses
Investment advisory fees:
Base management fee (Note 7)	2,823	1,866
Income incentive fee (Note 7)	5,875	1,966
Total investment advisory fees	8,698	3,832
Interest and credit facility expenses	1,518	1,238
Chief Financial, Chief Compliance Officer and Sub-administration fees	250	186
Legal fees	597	1,206
Valuation services	160	113
Sarbanes-Oxley compliance expenses	2	10
Audit and tax related fees	175	250
Allocation of overhead from Prospect Administration (Note 7)	588	260
Insurance expense	61	64
Directors' fees	81	55
Other general and administrative expenses	167	312

Total Operating Expenses	12,297	7,526

Net Investment Income	23,502	7,865

Net realized gain (loss) on investments	1,645	(11)
Net change in unrealized appreciation/depreciation on investments	(11,149)	696
Net Increase in Net Assets Resulting from Operations	$13,998	$8,550

Net increase in net assets resulting from operations per share:	$0.47	$0.43
Dividends declared per share:	$0.40	$0.39

See notes to consolidated financial statements

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
September 30, 2008 and September 30, 2007
(in thousands, except share data)
(Unaudited)
	For Three Months Ended
	September 30, 2008	September 30, 2007
Increase in Net Assets from Operations:
Net investment income	$23,502	$7,865
Net realized gain (loss) on investments	1,645	(11)
Net change in unrealized appreciation/depreciation on investments	(11,149)	696
Net Increase in Net Assets Resulting from Operations	13,998	8,550

Dividends to Stockholders:	(11,882)	(7,830)
Capital Share Transactions:
Reinvestment of dividends	—	1,243

Net Increase in Net Assets Resulting from Capital Share Transactions	—	1,243

Total Increase in Net Assets:	2,116	1,963
Net assets at beginning of period	429,623	300,048
Net Assets at End of Period	$431,739	$302,011
Capital Share Activity:
Shares issued through reinvestment of dividends	—	72,073
Net increase in capital share activity	—	72,073
Shares outstanding at beginning of period	29,520,379	19,949,065

Shares Outstanding at End of Period	29,520,379	20,021,138

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
September 30, 2008 and September 30, 2007
(in thousands, except share data)
(Unaudited)
	For The Three Months Ended
	September 30, 2008	September 30, 2007
Cash Flows from Operating Activities:
Net increase in net assets resulting from operations	$13,998	$8,550
Net realized (gain) loss on investments	(1,645)	11
Net change in unrealized appreciation/depreciation on investments	11,149	(696)
Accretion of original issue discount on investments	(1,770)	(894)
Amortization of deferred financing costs	180	186
Gain on settlement of net profits interest	(12,576)	—
Change in operating assets and liabilities:
Payments for purchases of investments	(57,460)	(40,243)
Payment-In-Kind interest	(420)	(151)
Proceeds from sale of investments and collection of investment principal	10,949	17,949
Purchases of cash equivalents	(9,999)	(129,975)
Sales of cash equivalents	9,999	129,964
Net investments in money market funds	4,342	30,412
Increase in interest receivable	(1,422)	(934)
Decrease in dividends receivable	4,018	199
Decrease (increase) in loan principal receivable	8	(125)
Increase in receivable for managerial assistance	(2)	—
(Increase) decrease in receivable for potential deal expenses	(303)	1,625
(Increase) decrease in other receivables	(45)	13
(Increase) decrease in due from prepaid expenses	(73)	217
Decrease in payables for securities purchased	—	(70,000)
Increase in due to Prospect Administration	343	88
Increase (decrease) in due to Prospect Capital Management	2,685	(198)
(Decrease) increase in accrued expenses	(110)	921
Increase in other liabilities	369	503

Net Cash Used In Operating Activities:	(27,785)	(52,578)
Cash Flows from Financing Activities:
Borrowings under credit facility	47,500	59,962
Payments under credit facility	(7,000)	—
Financing costs paid and deferred	(156)	(400)
Decrease in deferred offering costs	—	(397)
Dividends paid	(11,845)	(6,587)
Net Cash Provided By Financing Activities:	28,499	52,578

Total Increase in Cash	714	—
Cash balance at beginning of period	555	—
Cash Balance at End of Period	$1,269	$—

Cash Paid For Interest	$1,250	$734
Non-Cash Financing Activity:
Amount of shares issued in connection with dividend reinvestment plan	$—	$1,243

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			September 30, 2008 (unaudited)
Portfolio Investments(1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value (2)	% of Net Assets
Control Investments (25.00% or greater of voting control)

Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Common Shares (7 total unrestricted common shares outstanding and 803.18 restricted common shares outstanding)		6	$—	$—	0.0%
Preferred shares (7,222.6 total preferred shares outstanding)		6,142.6	6,112	6,112	1.4%
Senior secured note, 10.50%, 4/01/2013 (4), (28)		$21,817	21,817	21,817	5.1%
Subordinated secured note, 11.50%plus 6.00% PIK, 4/01/2013 (4), (29)		$11,500	11,500	11,500	2.7%
Total			39,429	39,429	9.2%

C&J Cladding LLC (4)	Texas/Metal Services
Warrant, common shares, expiring 3/30/2014 (1,000 total company units outstanding)		400	580	3,699	0.9%
Senior secured note, 14.00%,3/30/2012 (12)		$4,350	3,644	4,122	1.0%
Total			4,224	7,821	1.9%

Gas Solutions Holdings, Inc. (3)	Texas/Gas Gathering and Processing
Common shares (100 total common shares outstanding)		100	5,242	43,454	10.1%
Subordinated secured note, 18.00%,12/22/2009 (4)		$20,000	20,000	20,000	4.6%
Total			25,242	63,454	14.7%

Integrated Contract Services, Inc. (5)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	594	—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%
Junior secured note, 7.00% plus 7.00% PIK, 9/30/2010		$14,003	14,003	3,030	0.7%
Senior secured note, 7.00% plus 7.00% PIK, 9/30/2010		$800	800	800	0.2%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			September 30, 2008 (unaudited)
Portfolio Investments(1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value (2)	% of Net Assets
Control Investments (25.00% or greater of voting control)
Senior demand note, 15.00%, 6/30/2009 (6)		$1,170	1,170	1,170	0.3%
Total			16,567	5,000	1.2%

Iron Horse Coiled Tubing, Inc.	Alberta, Canada/ Production Services
Common shares (2,231 total common shares outstanding)		1,781	$268	$1	0.0%
Senior secured note, 15.00%, 4/19/2009		$9,250	9,139	8,180	1.9%
Bridge Loan, 15.00% plus 3.00% PIK, 12/11/2008		$5,228	5,228	4,619	1.1%
Total			14,635	12,800	3.0%

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares (1,000 total common shares outstanding)		800	2,317	8,656	2.0%
Senior secured note, 16.50%, 8/31/2011 (4), (8)		$13,080	13,080	13,080	3.0%
Total			15,397	21,736	5.0%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (800,000 total common shares outstanding)		545,107	5,068	8,772	2.0%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	3,219	0.7%
Total			6,750	11,991	2.7%

Worcester Energy Partners, Inc. (9)	Maine/Biomass Power
Equity ownership		—	813	1	0.0%
Senior secured note, 12.50%, 12/31/2012		$39,617	39,505	12,201	2.8%
Total			40,318	12,202	2.8%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			September 30, 2008 (unaudited)
Portfolio Investments (1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Control Investments (25.00% or greater of voting control)

Yatesville Coal Holdings, Inc. (23)	Kentucky/Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	$359	$—	0.0%
Junior secured note, 15.68%, 12/31/2010		$31,143	31,143	17,891	4.1%
Senior secured note, 15.68%, 12/31/2010		$10,000	10,000	10,000	2.3%
Total			41,502	27,891	6.4%
Total Control Investments			204,064	202,324	46.9%
Affiliate Investments (5.00% to 24.99% of voting control)

Appalachian Energy Holdings LLC (10), (4)	West Virginia/Construction Services
Warrants - Class A common units, expiring 2/13/2016 (49,753 total class A common units outstanding)		12,090	348	611	0.1%
Series A preferred equity (16,125 total series A preferred equity units outstanding)		3,000	79	320	0.1%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK, 1/31/2011		$2,397	2,397	2,397	0.6%
Senior Secured Debt Tranche B, 14.00% plus 3.00% PIK, 5/01/2009		$1,960	1,960	1,861	0.4%
Total			5,025	5,189	1.2%

Biotronic NeuroNetwork	Michigan/Healthcare
Preferred shares (85,000 total preferred shares outstanding) (26)		9,925.455	2,300	2,300	0.5%
Senior secured note, 11.50% plus 1.00% PIK, 2/21/2013 (4), (27)		$26,030	26,029	25,903	6.0%
Total			28,329	28,203	6.5%
Total Affiliate Investments			33,354	33,392	7.7%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			September 30, 2008 (unaudited)
Portfolio Investments (1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

American Gilsonite Company	Utah/Specialty Minerals
Membership Interest in AGC\PEP, LLC (11)		99.9999%	1,000	1,166	0.3%
Subordinated secured note, 12.00% plus 3.00%, 3/14/2013 (4)		$14,745	14,745	14,745	3.4%
Total			15,745	15,911	3.7%

Castro Cheese Company, Inc.(4)	Texas/Food Products
Junior secured note, 11.00% plus 2.00% PIK, 2/28/2013		$7,424	7,281	7,281	1.7%

Conquest Cherokee, LLC (13), (4)	Tennessee/Oil and Gas Production
Senior secured note, 13.00%, 5/05/2009 (14)		$10,200	10,146	9,852	2.3%

Deb Shops, Inc. (4)	Pennsylvania/Retail
Senior secured note, 10.69%, 10/23/2014 (25)		$15,000	14,588	12,407	2.9%

Diamondback Operating, LP (15), (4)	Oklahoma/Oil and Gas Production
Senior secured note, 12.00% plus 2.00% PIK,8/28/2011		$9,200	9,200	8,873	2.1%

Freedom Marine Services LLC (15), (4)	Louisiana/Shipping Vessels
Subordinated secured note, 12.00% plus 4.00% PIK, 12/31/2011 (17)		$7,019	6,926	6,675	1.5%

H&M Oil & Gas, LLC (15), (4)	Texas/Oil and Gas Production
Senior secured note, 13.00%, 6/30/2010 (16)		$50,500	50,500	49,624	11.5%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			September 30, 2008 (unaudited)
Portfolio Investments(1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

IEC Systems LP ("IEC")/ Advance Rig Services LLC ("ARS") (4)	Texas/Oilfield Fabrication
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012 (30)		$23,213	$23,213	$23,213	5.4%
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012 (30)		$13,897	13,896	13,896	3.2%
Total			37,109	37,109	8.6%

Maverick Healthcare Group, L.L.C. (4)	Arizona/Healthcare
Common units (78,100,000 total common units outstanding)		1,250,000	1,252	1,252	0.3%
Preferred units (78,100,000 total preferred units outstanding)		1,250,000	—	—	0.0%
Senior secured note, 12.00% plus 1.50% PIK, 10/31/2014		$12,500	12,548	12,425	2.9%
Total			13,800	13,677	3.2%

Miller Petroleum, Inc.	Tennessee/Oil and Gas Production
Warrant, common shares, expiring 5/4/2010 to 3/31/2013 (14,566,856 total common shares outstanding)		1,662,274	150	108	0.0%

Peerless Manufacturing Co. (4)	Texas/Manufacturing
Subordinated secured note, 11.50% plus 3.50% PIK, 4/30/2013		$20,000	20,000	20,000	4.6%

Qualitest Pharmaceuticals, Inc. (4)	Alabama/Pharmaceuticals
Second lien debt, 11.26%, 4/30/2015 (18)		$12,000	11,945	11,332	2.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			September 30, 2008 (unaudited)
Portfolio Investments(1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

Regional Management Corp.(4)	South Carolina/ Financial Services
Subordinated secured note, 12.00% plus 2.00% PIK, 6/29/2012		$25,042	25,042	22,987	5.3%

Resco Products, Inc.(4)	Pennsylvania/ Manufacturing
Second lien debt, 10.81%, 6/24/2014(19)		$9,750	$9,579	$9,579	2.2%

Shearer's Foods, Inc.	Ohio/ Food Products
Mistral Chip Holdings, LLC membership units (45,300 total membership units outstanding)(24)		2,000	2,000	2,281	0.5%
Second lien debt, 14.00%, 10/31/2013(4)		$18,000	18,000	17,719	4.1%
Total			20,000	20,000	4.6%

Stryker Energy, LLC (20),(4)	Ohio/ Oil and Gas Production
Subordinated revolving credit facility, 12.00%, 11/30/2011 (21)		$29,500	29,068	27,687	6.4%

TriZetto Group	California/ Healthcare
Senior secured note, 12.00% plus 1.50% PIK, 10/01/2016		$15,036	14,887	14,837	3.4%

Unitek(4)	Pennsylvania/ Technical Services
Second lien debt, 12.75%, 12/27/2012(22)		$11,500	11,343	11,343	2.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			September 30, 2008 (unaudited)
Portfolio Investments(1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

Wind River Resources Corp. and Wind River II Corp.(4)	Utah/Oil and Gas Production
Senior secured note, 13.00%, 7/31/2009(31)		$15,000	15,000	14,305	3.3%
Total Non-Control/Non-Affiliate Investments			322,309	313,587	72.5%
Total Portfolio Investments			559,727	549,303	127.1%
Money Market Funds
Fidelity Institutional Money Market Funds -Government Portfolio (Class I)		22,178,957	22,179	22,179	5.1%
Fidelity Institutional Money Market Funds - Government Portfolio (Class I)(4)		6,478,714	6,479	6,479	1.5%
Total Money Market Funds			28,658	28,658	6.6%
Total Investments			$588,385	$577,961	133.7%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)
			June 30, 2008 (audited)
Portfolio Investments(1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Control Investments (25.00% or greater of voting control)

Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Common Shares (7 total unrestricted common shares outstanding and 803.18 restricted common shares outstanding)		6	$—	$—	0.0%
Preferred shares (7,222.6 total preferred shares outstanding)		6,142.6	6,293	6,293	1.5%
Senior secured note, 10.50%, 4/01/2013 (4)		$21,890	21,890	21,890	5.1%
Subordinated secured note, 11.50% plus 6.00% PIK, 4/01/2013(4)		$11,500	11,500	11,500	2.6%
Total			39,683	39,683	9.2%

C&J Cladding LLC(4)	Texas/ Metal Services
Warrants, company units, expiring 3/30/2014 (1,000 total company units outstanding)		400	580	2,222	0.5%
Senior secured note, 14.00%, 3/30/2012 (12)		$4,800	4,085	4,607	1.1%
Total			4,665	6,829	1.6%

Gas Solutions Holdings, Inc. (3) Common shares (100 total common shares outstanding)	Texas/ Gas Gathering and Processing	100	5,221	41,542	9.7%
Subordinated secured note, 18.00%, 12/22/2009 (4)		$20,000	20,000	20,000	4.7%
Total			25,221	61,542	14.4%

Integrated Contract Services, Inc. (5)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	491	—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)

			June 30, 2008 (audited)
Portfolio Investments(1)	Locale/ Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Control Investments (25.00% or greater of voting control)
Junior secured note, 14.00%, 9/30/2010		$14,003	14,003	3,030	0.7%
Senior secured note, 14.00%, 9/30/2010		$800	800	800	0.2%
Senior demand note, 15.00%, 6/30/2009(6)		$1,170	1,170	1,170	0.3%
Total			16,464	5,000	1.2%

Iron Horse Coiled Tubing, Inc.	Alberta, Canada/ Production Services
Common shares (1,093 total common shares outstanding)		643	$268	$49	0.0%
Warrants for common shares(7)		1,138	—	—	0.0%
Senior secured note, 15.00%, 4/19/2009		$9,250	9,094	9,073	2.1%
Bridge Loan, 15.00% plus 3.00% PIK, 12/11/2008			2,103	2,060	0.5%
Total			11,465	11,182	2.6%

NRG Manufacturing, Inc.	Texas/Manufacturing
Common shares (1,000 total common shares outstanding)		800	2,317	8,656	2.0%
Senior secured note, 16.50%, 8/31/2011(4), (8)		$13,080	13,080	13,080	3.0%
Total			15,397	21,736	5.0%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (800,000 total common shares outstanding)		545,107	5,031	8,064	1.9%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	2,959	0.7%
Senior secured note, 15.00%, 6/30/2017(4)		$7,526	5,912	7,526	1.8%
Total			12,625	18,549	4.4%

Worcester Energy Partners, Inc.(9)	Maine/ Biomass Power
Equity ownership		—	457	1	0.0%
Senior secured note, 12.50%, 12/31/2012		$37,388	37,264	15,579	3.6%
Total			37,721	15,580	3.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)

			June 30, 2008 (audited)
Portfolio Investments(1)	Locale/Industry	Par Value/Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Yatesville Coal Holdings, Inc.(23)	Kentucky/Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	$284	$—	0.0%
Junior secured note, 12.50%, 12/31/2012		$30,136	30,136	15,726	3.7%
Senior secured note, 12.50%, 12/31/2012		$10,000	10,000	10,000	2.3%
Total			40,420	25,726	6.0%
Total Control Investments			203,661	205,827	48.0%
Affiliate Investments (5.00% to 24.99% of voting control)

Appalachian Energy Holdings LLC(10), (4)	West Virginia/ Construction Services
Warrants - Class A common units, expiring 2/13/2016 (49,753 total class A common units outstanding)		12,090	348	794	0.2%
Series A preferred equity (16,125 total series A preferred equity units outstanding)		3,000	72	162	0.0%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK, 1/31/2011		$3,003	3,003	3,003	0.7%
Senior Secured Debt Tranche B, 14.00% plus 3.00% PIK, 5/01/2009		$1,945	1,945	2,084	0.5%
Total			5,609	6,043	1.4%
Total Affiliate Investments			5,609	6,043	1.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)

			June 30, 2008 (audited)
Portfolio Investments(1)	Locale/Industry	Par Value/Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

American Gilsonite Company	Utah/Specialty Minerals
Membership Interest in AGC\PEP, LLC(11)		99.9999%	1,000	1,000	0.2%
Subordinated secured note, 12.00% plus 3.00%, 3/14/2013(4)		$14,632	14,632	14,632	3.4%
Total			15,632	15,632	3.6%

Conquest Cherokee, LLC(13), (4)	Tennessee/Oil and Gas Production
Senior secured note, 13.00%, 5/05/2009(14)		$10,200	$10,125	$9,923	2.3%

Deb Shops, Inc.(4)	Pennsylvania/Retail
Senior secured note, 10.69%,10/23/2014(25)		$15,000	14,577	13,428	3.1%

Deep Down, Inc.(4)	Texas/Production Services
Warrant, common shares, expiring 8/6/2012 (174,732,501 total common shares outstanding)		4,960,585	—	2,856	0.7%

Diamondback Operating, LP(15), (4)	Oklahoma/Oil and Gas Production
Senior secured note, 12.00% plus 2.00% PIK, 8/28/2011		$9,200	9,200	9,108	2.1%

Freedom Marine Services LLC(15), (4)	Louisiana/Shipping Vessels
Subordinated secured note, 12.00% plus 4.00% PIK, 12/31/2011(17)		$6,948	$6,850	$6,805	1.6%

H&M Oil & Gas, LLC(15), (4)	Texas/Oil and Gas Production
Senior secured note, 13.00%, 6/30/2010(16)		$50,500	50,500	50,500	11.8%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)

			June 30, 2008 (audited)
Portfolio Investments(1)	Locale/Industry	Par Value/Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

IEC Systems LP ("IEC")/	Texas/Oilfield Fabrication
Advance Rig Services LLC ("ARS")(4)		$19,028	19,028	19,028	4.4%
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$5,825	5,825	5,825	1.4%
Total			24,853	24,853	5.8%

Maverick Healthcare Group, L.L.C. (4)	Arizona/Healthcare
Common units (78,100,000 total common units outstanding)		1,250,000	1,252	1,252	0.3%
Preferred units (78,100,000 total preferred units outstanding)		1,250,000	—	—	0.0%
Senior secured note, 12.00% plus 1.50% PIK, 10/31/2014		$12,500	12,500	12,500	2.9%
Total			13,752	13,752	3.2%

Miller Petroleum, Inc.	Tennessee/Oil and Gas Production
Warrants, common shares, expiring 5/4/2010 to 3/31/2013 (14,566,856 total common shares outstanding)		1,571,191	150	111	0.0%

Peerless Manufacturing Co.(4)	Texas/Manufacturing
Subordinated secured note, 11.50% plus 3.50% PIK, 4/30/2013		$20,000	20,000	20,000	4.7%

Qualitest Pharmaceuticals, Inc.(4)	Alabama/Pharmaceuticals
Second lien debt, 12.45%(18), 4/30/2015		$12,000	11,944	11,523	2.7%

Regional Management Corp.(4)	South Carolina/Financial Services
Subordinated secured note, 12.00% plus 2.00% PIK, 6/29/2012		$25,000	25,000	23,699	5.5%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)

			June 30, 2008 (audited)
Portfolio Investments(1)	Locale/Industry	Par Value/Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

Resco Products, Inc.(4)	Pennsylvania/ Manufacturing
Second lien debt, 11.06%(19), 6/24/2014		$9,750	9,574	9,574	2.2%

Shearer's Foods, Inc.	Ohio/Food Products
Mistral Chip Holdings, LLC membership units (45,300 total membership units outstanding)(24)		2,000	$2,000	$2,000	0.5%
Second lien debt, 14.00%, 10/31/2013(4)		$18,000	18,000	17,351	4.0%
Total			20,000	19,351	4.5%

Stryker Energy, LLC(20), (4)	Ohio/Oil and GasProduction
Subordinated revolving credit facility, 12.00%, 11/30/2011(21)		$29,500	29,041	28,518	6.6%

Unitek(4)	Pennsylvania/ Technical Services
Second lien debt, 12.75%(22), 12/27/2012		$11,500	11,337	11,337	2.6%

Wind River Resources Corp. and Wind River II Corp.(4)	Utah/Oil and GasProduction
Senior secured note, 13.00%, 7/31/2009		$15,000	15,000	14,690	3.4%
Total Non-Control/Non-Affiliate Investments			287,535	285,660	66.4%
Total Portfolio Investments			496,805	497,530	115.8%
Money Market Funds
Fidelity Institutional Money Market Funds - Government Portfolio (Class I)		25,954,531	25,954	25,954	6.0%
First American Funds, Inc.- Prime Obligations Fund (Class A)(4)		7,045,610	7,046	7,046	1.6%
Total Money Market Funds			33,000	33,000	7.6%
Total Investments			$529,805	$530,530	123.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS – (CONTINUED)
September 30, 2008 and June 30, 2008
(in thousands, except share data)

Endnote Explanations for the Consolidated Schedule of Investments as of September 30, 2008 and June 30, 2008

(1)
The securities in which we have invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the "Securities Act."  These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(2)	Fair value is determined by or under the direction of our Board of Directors (Note 2).

(3)	Gas Solutions Holdings, Inc. is a wholly-owned investment of us.

(4)
Security, or portion thereof, is held as collateral for the credit facility with Rabobank Nederland (See Note 11).  The values of these investments at September 30, 2008 and June 30, 2008 were $406,984 and $369,418, respectively; they represent 94.3% and 86.0% of net assets, respectively.

(5)	Entity was formed as a result of the debt restructuring of ESA Environmental Specialist, Inc. The two loans maturing on 9/30/2010 have been placed on a non-accrual status.

(6)	Loan is with The Healing Staff (f/k/a Lisamarie Fallon, Inc) and affiliate of Integrated Contract Services, Inc.

(7)
The number of these warrants which are exercisable is contingent upon the length of time that passes before the bridge loan is repaid, 224 shares on August 11, 2008, 340 additional shares on October 11, 2008 and 574 additional shares on December 11, 2008.

(8)	Interest rate is the greater of 16.5% or 12-Month LIBOR plus 11.0%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(9)
There are several entities involved in the Worcester Energy Partners, Inc. investment.  We own 100 shares of common stock in Worcester Energy Holdings, Inc., or WEHI, representing 100%.  WEHI, in turn, owns 51 membership certificates in Biochips LLC, which represents 51% ownership.  We own 282 shares of common stock in Worcester Energy Co., Inc., or WECO, which represents 51% ownership.  We own 1,665 shares of common stock in Worcester Energy Partners, Inc., or WEPI, which represents 51% ownership.  We also own 1,000 of series A convertible preferred shares in WEPI.  WECO, WEPI and Biochips LLC are joint borrowers on the term note issued to Prospect Capital.  WEPI owns the equipment and operates the biomass generation facility.  Biochips LLC currently has no material operations.  WEPI owns 100 shares of common stock in Precision Logging and Landclearing, Inc., or Precision, which represents 100% ownership.  Precision conducts all logging, processing and delivery operations to supply fuel to the biomass generation facility.  As of September 30, 2008, our Board of Directors assessed a fair value of $1 for all of these equity positions.  Effective July 1, 2008, this loan has been placed on non-accrual status.

(10)
There are several entities involved in the Appalachian Energy investment.  We own warrants the exercise of which will permit us to purchase 12,090 units of Class A common units of Appalachian Energy Holdings LLC, or AEH at a nominal cost and in near-immediate fashion.  We own 3,000 units of Series A preferred equity and 241 units of Series B preferred equity of AEH.  The senior secured notes are with C & S Operating LLC and East Cumberland L.L.C., both operating companies owned by Appalachian Energy Holdings LLC.

(11)	We own 99.9999% of AGC/PEP, LLC. AGC/PEP, LLC owns 2,000 out of a total of 64,027.25 shares of American Gilsonite Holding Company which owns 100% of American Gilsonite Company.

(12)	Interest rate is the greater of 14.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(13)	We have an overriding royalty interest and net profits interest in the Portfolio Investment.

(14)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5% not to exceed 14.50%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(15)	We have a net profits interest in the Portfolio Investment.

(16)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(17)	Interest rate is the greater of 12.0% or 3-Month LIBOR plus 6.11%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(18)	Interest rate is 3-Month LIBOR plus 7.5%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(19)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(20)	We have an overriding royalty interest in the Portfolio Investment.

(21)	Interest rate is the greater of 12.0% or 12-Month LIBOR plus 7.0%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(22)	Interest rate is the greater of 12.75% or 3-Month LIBOR plus 7.25%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(23)
On June 30, 2008, we consolidated our holdings in four coal companies into Yatesville Coal Holdings, Inc., or Yatesville, and consolidated the operations under one management team.  In the transaction, the debt that we held of C&A Construction, Inc. (which is part of the Whymore Coal Entities described below), Genesis Coal Corp., North Fork Collieries LLC and Unity Virginia Holdings LLC were exchanged for newly issued debt from Yatesville, and our ownership interests in C&A Construction Inc., E&L Construction, Inc., Whymore Coal Company Inc., Genesis Coal Corp. and North Fork Collieries LLC were exchanged for 100% of the equity of Yatesville.  This reorganization allows for a better utilization of the assets in the consolidated group.

At September 30, 2008 and at June 30, 2008, Yatesville owned 100% of the membership interest of North Fork Collieries LLC. In addition, Yatesville held a $5,721 note receivable from North Fork Collieries LLC as of those two respective dates.

At September 30, 2008 and at June 30, 2008, Yatesville owned 75% of the common stock of Genesis Coal Corp. and held a note receivable of $17,692 as of those two respective dates.

Yatesville held a note receivable of $3,902 from Unity Virginia Holdings LLC at September 30, 2008 and at June 30, 2008.

There are several entities involved in Yatesville's investment in the Whymore Coal Entities at September 30, 2008 and at June 30, 2008. As of those two respective dates, Yatesville owned 10,000 shares of common stock or 100% of the equity and held a $12,822 senior secured debt receivable from C&A Construction, Inc., or C&A, which owns the equipment. Yatesville owned 10,000 shares of common stock or 100% of the equity of E&L Construction, Inc., or E&L, which leases the equipment from C&A, employs the workers, is listed as the operator with the Commonwealth of Kentucky, mines the coal, receives revenues and pays all operating expenses. Yatesville owns 4,900 shares of common stock or 49% of the equity of Whymore Coal Company, Inc., or Whymore, which applies for and holds permits on behalf of E&L. Yatesville also owned 4,285 Series A convertible preferred shares in each of C&A, E&L and Whymore. Additionally, Yatesville retains an option to purchase the remaining 51% of Whymore. Whymore and E&L are guarantors under the C&A credit agreement with Yatesville.

(24)	Mistral Chip Holdings, LLC owns 45,300 shares out of 50,500 total shares outstanding of Chip Holdings, Inc., the parent company of Shearer's Foods, Inc.

(25)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(26)	On a fully diluted basis represents, 9.925% of voting common shares.

(27)	Interest rate is the greater of 11.5% or 6-month LIBOR plus 7.0%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(28)	Interest rate is the greater of 10.5% or 3-month LIBOR plus 7.5%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(29)	Interest rate is the greater of 11.5% or 3-month LIBOR plus 8.5%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(30)	Interest rate is the greater of 12.0% or 12-month LIBOR plus 6.0%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

(31)	Interest rate is the greater of 13.0% or 12-month LIBOR plus 7.5% not to exceed 14.0%; rate reflected is as of the reporting date - September 30, 2008 or June 30, 2008, as applicable.

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008
(Unaudited)

(in thousands, except share and per share data)

Note 1.  Organization

References herein to "we", "us" or "our" refer to Prospect Capital Corporation and its subsidiary unless the context specifically requires otherwise.

We were formerly known as Prospect Energy Corporation, a Maryland corporation.  We were organized on April 13, 2004 and were funded in an initial public offering, or IPO, completed on July 27, 2004.  We are a closed-end investment company that has filed an election to be treated as a Business Development Company, or BDC, under the Investment Company Act of 1940 (the "1940 Act").  As a BDC, we have qualified and have elected to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code.  We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financings, recapitalizations, and other purposes.

On May 15, 2007, we formed a wholly-owned subsidiary, Prospect Capital Funding, LLC, a Delaware limited liability company, for the purpose of holding certain of our loan investments in the portfolio which are used as collateral for our credit facility.

Note 2.  Significant Accounting Policies

The following are significant accounting policies consistently applied by us:

Basis of Presentation

These interim financial statements, which are not audited, have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 6 or 10 of Regulation S-X, as appropriate.

Use of Estimates

The preparation of US GAAP financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period.  Changes in the economic environment, financial markets, creditworthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ, and these differences could be material.

Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants' Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us.  Our financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely- managed subsidiary that is also an investment company.  All intercompany balances and transactions have been eliminated in consolidation.

Investment Classification

We are a non-diversified company within the meaning of the 1940 Act.  We classify our investments by level of control.  As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company.  Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company.  Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument.  Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument.  Specifically, we record all security transactions on a trade date basis.  Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable.  Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio.  These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

Short-term investments that mature in 60 days or less, such as United States Treasury Bills, are valued at amortized cost, which approximates fair value.  The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase.  Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer).  Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

For most of our investments, market quotations are not available.  With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1)	our quarterly valuation process begins with each portfolio company or investment being reviewed by our investment professionals with the independent valuation firm;

2)	the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

3)	the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firms; and

4)
the Board of Directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our investment adviser, the respective independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business).  The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted).  The measurement is based on the value indicated by current market expectations about those future amounts.  In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant:  available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years.  We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008.  Adoption of this statement did not have a material effect on our financial statements for the quarter ended September 30, 2008.

FAS No. 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.  Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.  The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements.  FAS 157 applies to fair value measurements already required or permitted by other standards.  In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

Valuation of Other Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115".  SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years.  We have adopted this statement on July 1, 2008 and have elected not to value some assets and liabilities at fair value as would be permitted by SFAS 159.

Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis.  Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans.  Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid.  Structuring fees, excess deal deposits, net profits interests and overriding royalty interest are included in other income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected.  Accrued interest is generally reversed when a loan is placed on non-accrual status.  Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment.  Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management's judgment, are likely to remain current.

U.S. Federal and State Income Taxes

We have elected to be treated as a regulated investment company and intend to continue to comply with the requirements of the Internal Revenue Code of 1986 (the "Code"), applicable to regulated investment companies.  We are required to distribute at least 90% of our investment company taxable income and intend to distribute (or retain through a deemed distribution) all of our investment company taxable income and net capital gain to stockholders; therefore, we have made no provision for income taxes.  The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP.  Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If we do not distribute (or are not deemed to have distributed) at least 98% of our annual taxable income in the year earned, we will generally be required to pay an excise tax equal to 4% of the amount by which 98% of our annual taxable income exceeds the distributions from such taxable income for the year.  To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate.  The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

We adopted Financial Accounting Standards Board Interpretation No. 48 (''FIN 48''), Accounting for Uncertainty in Income Taxes.  FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements.  FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are ''more-likely-than-not'' of being sustained by the applicable tax authority.  Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.  Adoption of FIN 48 was applied to all open tax years as of July 1, 2007.  The adoption of FIN 48 did not have an effect on our net asset value, financial condition or results of operations as there was no liability for unrecognized tax benefits and no change to our beginning net asset value.  As of September 30, 2008 and for the three-month period then ended, we did not have a liability for any unrecognized tax benefits.  Management's determinations regarding FIN 48 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded on the ex-dividend date.  The amount, if any, to be paid as a dividend is approved by our Board of Directors each quarter and is generally based upon our management's estimate of our earnings for the quarter.  Net realized capital gains, if any, are distributed at least annually.

Financing Costs

We record origination expenses related to our credit facility as deferred financing costs.  These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the facility.

We record registration expenses related to shelf filings as prepaid assets.  These expenses consist principally of SEC registration, legal and accounting fees incurred through September 30, 2008 that are related to the shelf filings that will be charged to capital upon the receipt of the capital or charged to expense if not completed.

Guarantees and Indemnification Agreements

We follow FASB Interpretation Number 45, "Guarantor's" Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." ("FIN 45").  FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by FIN 45, the fair value of the obligation undertaken in issuing certain guarantees.  FIN 45 did not have a material effect on the financial statements.  Refer to Note 7 and Note 10 for further discussion of guarantees and indemnification agreements.

Per Share Information

Net increase in net assets resulting from operations per common share are calculated using the weighted average number of common shares outstanding for the period presented.  Diluted net increase in net assets resulting from operations per share are not presented as there are no potentially dilutive securities outstanding.

Reclassifications

The line items reported in the consolidated financial statements for September 30, 2007 or June 30, 2008 may be reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133".  SFAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why the entity uses derivatives, how derivatives are accounted for, and how derivative affect an entity's results of operations, financial position, and cash flows.  SFAS 161 becomes effective for fiscal years beginning after November 15, 2008 and, therefore, is applicable for our fiscal year beginning July 1, 2009.  Our management does not believe that the adoption of SFAS No. 161 will have a material impact on our financial statements.

In March 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles".  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP.  This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  Our management does not believe that the adoption of SFAS No. 162 will have a material impact on our financial statements.

Note 3.  Portfolio Investments

At September 30, 2008, we had $549,303 invested in 31 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC) and at June 30, 2008, we had $497,530 invested in 29 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC).

As of September 30, 2008, we own controlling interests in Ajax Rolled Ring & Machine, or Ajax, C&J Cladding, LLC, or C&J, Gas Solutions Holdings, Inc., or GSHI, Integrated Contract Services, Inc., or Integrated, Iron Horse Coiled Tubing, Inc., or Iron Horse, NRG Manufacturing, Inc., or NRG, R-V Industries, Inc., or R-V, Worcester Energy Partners, Inc., or WEPI, and Yatesville Coal Holdings, Inc., or Yatesville.  As of September 30, 2008, we also own affiliated interests in Appalachian Energy Holdings, LLC, or AEH, and Biotronic NeuroNetwork, or Biotronic.  As of June 30, 2008, we owned controlling interests in Ajax, C&J, GSHI, Integrated, Iron Horse, NRG, R-V, WEPI, and Yatesville.  As of June 30, 2008, we also owned an affiliated interest in Appalachian Energy Holdings, LLC, or AEH.

The fair values of our portfolio investments as of September 30, 2008 disaggregated into the three levels of the FAS 157 valuation hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Securities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value
Control investments	$—	$—	$202,324	$202,324
Affiliate investments	—	—	33,392	33,392
Non-control/Non-affiliate investments	—	—	313,587	313,587
	$—	$—	$549,303	$549,303
Investments in money market funds	28,658	—	—	28,658
Total assets reported at fair value	$28,658	$—	$549,303	$577,961

The aggregate value of Level 3 portfolio investments changed during the three months ended September 30, 2008 as follows:

Change in Portfolio Valuations Using Significant Unobservable Inputs (Level 3)
Fair value at June 30, 2008	$497,530
Total gains (losses) reported in the Consolidated Statement of Operations:
Included in net investment income
Interest income - accretion of original issue discount on investments	1,770
Included in realized gain/loss on investments	1,645
Included in net change in unrealized appreciation/depreciation on investments	(11,149)
Payments for purchases of investments, payment-in-kind interest, and net profits interests	70,456
Proceeds from sale of investments and collection of investment principal	(10,949)
Fair value at September 30, 2008	$549,303
The amount of net unrealized gain (loss) included in the results of operations for the three-month period ended September 30, 2008 attributable to Level 3 assets still held at September 30, 2008 and reported within the caption Net change in unrealized appreciation/depreciation in the Consolidated Statement of Operations:	$(6,678)

At September 30, 2008 two loans extended to Integrated and one loan extended to WEPI were on non-accrual status.  The two loans to Integrated were also on non-accrual status at June 30, 2008.  The loan principal of these loans amounted to $54,420 and $14,803 as of September 30, 2008, and June 30, 2008, respectively.  The fair values of these investments represent approximately 3.7% and 0.9% of our net assets as of September 30, 2008, and June 30, 2008, respectively.  For the three months end September 30, 2008, and September 30, 2007, the income foregone as a result of not accruing interest on these debt investments amounted to $ 1,989 and $668, respectively.

GSHI has indemnified us against any legal action arising from its investment in Gas Solutions, LP.  We have incurred approximately $2,190 from the inception of the investment in GSHI through September 30, 2008 for fees associated with a legal action, and GSHI has reimbursed us for the entire amount.  Of the $2,190 reimbursement $277 and $10 are reflected as dividend income:  control investments on the accompanying Consolidated Statements of Operations for the three months ended September 30, 2008 and September 30, 2007, respectively.  Additionally, certain other expenses incurred by us which are attributable to GSHI have been reimbursed by GSHI and are reflected as dividend income:  control investments on the accompanying Consolidated Statements of Operations as $1,620 and $812 for three months ended September 30, 2008 and September 30, 2007, respectively.

Debt placements and interests in equity securities with an original cost basis of approximately $70,456 and $40,394 were acquired during the three months ended September 30, 2008 and September 30, 2007, respectively.  Debt repayments and sales of equity securities with a cost basis of approximately $9,304 and $17,949 were made during the three months ended September 30, 2008 and September 30, 2007, respectively.

Note 4.  Other Investment Income

Other investment income consists of structuring fees, overriding royalty interests, settlement of net profits interest, deal deposits, administrative agent fee, and other miscellaneous and sundry cash receipts.  Income from such sources was $13,520 and $941 for the three months ended September 30, 2008 and September 30, 2007, respectively.

	For The Three Months Ended
Income Source	September 30, 2008	September 30, 2007
Structuring fees	$687	$809
Overriding royalty interests	158	76
Settlement of net profits interests	12,576	—
Deal deposit	82	36
Administrative agent fee	17	10
Miscellaneous	—	10
Other Investment Income	$13,520	$941

Note 5.  Equity Offerings and Related Expenses

We did not issue any common stock during the three months ended September 30, 2008 and September 30, 2007.  Our stockholders' equity accounts at September 30, 2008 and June 30, 2008 reflect cumulative shares issued as of those respective dates.  Our common stock has been issued through public offerings, a registered direct offering, through the exercise of over-allotment options on the part of the underwriters, and through our Dividend

Reinvestment Plan.  When our common stock is issued, the related offering expenses have been charged against paid-in capital in excess of par.  All underwriting fees and offering expenses were borne by us.

Note 6.  Net Increase in Net Assets per Common Share

The following information sets forth the computation of net increase in net assets resulting from operations per common share for the three months ended September 30, 2008 and September 30, 2007, respectively.

	For The Three Months Ended
	September 30, 2008	September 30, 2007
Net increase in net assets resulting from operations	$13,998	$8,550
Weighted average common shares outstanding	29,520,379	19,958,466
Net increase in net assets resulting from operations per common share	$0.47	$0.43

Note 7.  Related Party Agreements and Transactions

Investment Advisory Agreement

We have entered into an investment advisory and management agreement with Prospect Capital Management (the "Investment Advisory Agreement") under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us.  Under the terms of the Investment Advisory Agreement, our Investment Adviser:  (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

Prospect Capital Management's services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.  For providing these services the Investment Adviser receives a fee from us, consisting of two components:  a base management fee and an incentive fee.  The base management fee is calculated at an annual rate of 2.00% on our gross assets (including amounts borrowed).  For services currently rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears.  The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

The Investment Adviser had previously voluntarily agreed to waive 0.5% of the base management fee if in the future the average amount of our gross assets for each of the two most recently completed calendar quarters at that time, appropriately adjusted for any share issuances, repurchases or other transactions during such quarters, exceeds $750,000, for that portion of the average amount of our gross assets that exceeds $750,000.  The voluntary agreement by the Investment Adviser for such waiver for each fiscal quarter after December 31, 2007 has been terminated by the Investment Adviser.

The total base management fees incurred to the favor of Prospect Capital Management for the three months ended September 30, 2008 and September 30, 2007 were $2,823, and $1,866, respectively.

The incentive fee has two parts.  The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter.  For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee).  Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash.  Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.  Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a "hurdle rate" of 1.75% per quarter (7.00% annualized).

The investment adviser had also voluntarily agreed that, in the event it is paid an incentive fee at a time when our common stock is trading at a price below $15 per share for the immediately preceding 30 days (as adjusted for stock splits, recapitalizations and other transactions), it will cause the amount of such incentive fee payment to be held in an escrow account by an independent third party, subject to applicable regulations.  The Investment Adviser had further agreed that this amount may not be drawn upon by the Investment Adviser or any affiliate or any other third party until such time as the price of our common stock achieves an average 30 day closing price of at least $15 per share.  The Investment Adviser also had voluntarily agreed to cause 30% of any incentive fee that it is paid and that is not otherwise held in escrow to be invested in shares of our common stock through an independent trustee.  Any sales of such stock were to comply with any applicable six month holding period under Section 16(b) of the Securities Act and all other restrictions contained in any law or regulation, to the fullest extent applicable to any such sale.  These two voluntary agreements by the Investment Adviser have been terminated by the Investment Adviser for all incentive fees after December 31, 2007.

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2.00% base management fee.  We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•
100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•
20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year.  In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in its portfolio.  For the purpose of this calculation, an "investment" is defined as the total of all rights and claims which maybe asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company.  Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end.  At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation.  If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

For the three months ended September 30, 2008 and September 30, 2007, $5,875 and $1,966, respectively, of income incentive fees were incurred.  No capital gains incentive fees were incurred for the three months ended September 30, 2008 and September 30, 2007.

Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration, LLC ("Prospect Administration") under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us.  For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs.  Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities.  Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC.  In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others.  Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.  The Administration Agreement may be terminated by either party without penalty upon 60 days written notice to the other party.  Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration's services under the Administration Agreement or otherwise as administrator for us.

Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis Fund Services LLC ("Vastardis") to serve as our sub-administrator to perform certain services required of Prospect Administration.  Under the sub-administration agreement, Vastardis provides us with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities.  Vastardis also conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable.  Vastardis provides reports to the Administrator and the Directors of its performance of obligations and furnishes advice and recommendations with respect to such other aspects of our business and affairs as it shall determine to be desirable.  Under the revised and renewed sub-administration agreement, Vastardis also provides the service of William E. Vastardis as our Chief Financial Officer, or CFO.  We compensate Vastardis for providing us these services by the payment of an asset-based fee with a $400 annual minimum, payable monthly.  Our service agreement was amended on September 24, 2008 so that Mr. Vastardis will no longer serve as our CFO effective as of November 11, 2008.  At that time, Brian H. Oswald, a managing director at Prospect Administration, will assume the role of CFO.

Vastardis does not provide any advice or recommendation relating to the securities and other assets that we should purchase, retain or sell or any other investment advisory services to us.  Vastardis is responsible for the financial and other records that either the Administrator on our behalf or we are required to maintain and prepares reports to stockholders, and reports and other materials filed with the SEC.  In addition, Vastardis assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

Under the sub-administration agreement, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis, are not liable to the Administrator or us for any action taken or omitted to be taken by Vastardis in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on our behalf.  The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of Vastardis' duties or by reason of the reckless disregard of Vastardis' duties and obligations, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis are entitled to indemnification from the Administrator and us.  All damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Administrator or us or our security holders) arising out of or otherwise based upon the performance of any of Vastardis' duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on our behalf are subject to such indemnification.

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies.  This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.  We have received $200 and $158 in managerial assistance fees for the three months ended September 30, 2008 and September 30, 2007, respectively.  These fees are paid to the Administrator.

Note 8.  Financial Highlights
	For The Three Months Ended September 30,
	2008	2007
Per Share Data(1):
Net asset value at beginning of period	$14.55	$15.04
Net investment income	0.80	0.39
Realized gain (loss)	0.05	—
Net unrealized (depreciation) appreciation	(0.38)	0.04
Dividends declared	(0.40)	(0.39)
Difference due to rounding	0.01	—
Net asset value at end of period	$14.63	$15.08
Per share market value at end of period	$12.81	$17.02
Total return based on market value(2)	0.25%	(0.36%)
Total return based on net asset value(2)	3.71%	2.55%
Shares outstanding at end of period	29,520,379	20,021,138
Average weighted shares outstanding for period	29,520,379	19,958,466

Ratio/Supplemental Data:
Net assets at end of period (in thousands)	$431,739	$302,011
Annualized ratio of operating expenses to average net assets	11.38%	9.82%
Annualized ratio of net operating income to average net assets	12.09%	10.68%

(1)	Financial highlights are based on weighted average shares.
(2)
Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan.  Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan.  The total returns are not annualized.

	For The Year Ended
	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005
Per Share Data(1):
Net asset value at beginning of year	$15.04	$15.31	$14.59	$(0.01)
Costs related to the initial public offering	—	—	0.01	(0.21)
Costs related to the secondary public offering	(0.07)	(0.06)	—	—
Net investment income	1.91	1.47	1.21	0.34
Realized gain (loss)	(0.69)	0.12	0.04	—
Net unrealized appreciation (depreciation)	(0.05)	(0.52)	0.58	0.90
Net increase in net assets as a result of public offering	—	0.26	—	13.95
Dividends declared	(1.59)	(1.54)	(1.12)	(0.38)
Net asset value at end of year	$14.55	$15.04	$15.31	$14.59

Per share market value at end of year	$13.18	$17.47	$16.99	$12.60
Total return based on market value(2)	(15.90%)	12.65%	44.90%	(13.46%)
Total return based on net asset value(2)	7.84%	7.62%	12.76%	7.40%
Shares outstanding at end of year	29,520,379	19,949,065	7,069,873	7,055,100
Average weighted shares outstanding for year	23,626,642	15,724,095	7,056,846	7,055,100

Ratio/Supplemental Data:
Net assets at end of year (in thousands)	$429,623	$300,048	$108,270	$102,967
Ratio of operating expenses to average net assets	9.62%	7.36%	8.19%	5.52%
Ratio of net operating income to average net assets	12.66%	9.71%	7.90%	8.50%

(1)	Financial highlights are based on weighted average shares.
(2)
Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each year and assumes that dividends are reinvested in accordance with our dividend reinvestment plan.  Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each year and assumes that dividends are reinvested in accordance with our dividend reinvestment plan.

Note 9.  Litigation

From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business.  These matters may relate to intellectual property, employment, tax, regulation, contract or other matters.  The resolution of these matters as they arise will be subject to various uncertainties and, even if such claims are without merit, could result in the expenditure of significant financial and managerial resources.

On December 6, 2004, Dallas Gas Partners, L.P. ("DGP") served us with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division.  DGP alleges that DGP was defrauded and that we breached our fiduciary duty to DGP and tortiously interfered with DGP's contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with our alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26,000.  The complaint sought relief not limited to $100,000.  On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant our Motion for Summary Judgment dismissing all claims by DGP.  On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting our Motion for Summary Judgment dismissing all claims by DGP, against us.  On May 16, 2007, the Court also granted us summary judgment on DGP's liability to us on our counterclaim for DGP's breach of a release and covenant not to sue.  On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted our motion to dismiss all DGP's claims asserted against certain of our officers and affiliates.  On August 20, 2008, Judge Harmon entered a Final Judgment dismissing all of DGP's claims.  Our damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, we declined to extend a loan for $10 million to a potential borrower ("plaintiff").  Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff's failure to pay fees owed to its attorney.  In December 2006, plaintiff filed a cross-action against us and certain affiliates (the "defendants") in the same local Texas court, alleging, among other things, tortious interference with contract and fraud.  We petitioned the United States District Court for the Southern District of New York (the "District Court") to compel arbitration and to enjoin the Texas action.  In February 2007, our motions were granted.  Plaintiff appealed that decision.  On July 24, 2008, the Second Circuit Court of Appeals affirmed the judgment of the District Court.  The arbitration commenced in July 2007 and concluded in late November 2007.  Post-hearing briefings were completed in February 2008.  On April 14, 2008, the arbitrator rendered an award in our favor, rejecting all of plaintiff's claims.  On April 18, 2008, we filed a petition before the District Court to confirm the award, which is now pending.

Note 10.  Commitments and Off-Balance Sheet Risks

From time to time, we provide guarantees for portfolio companies for payments to counterparties, usually as an alternative to investing additional capital.  Currently, agreements for two guarantees and one indemnification are outstanding which are related to two portfolio companies categorized as Control Investments – Whymore Coal Company, Inc., and North Fork Collieries LLC, or North Fork; both of these companies have now been consolidated as part of Yatesville.  The two guarantees are related to Whymore with one in the amount of $3,478 for equipment leases and another of $416 for a "payment-over-time" contract for coal purchases.  The contingent indemnification obligation arose from our acquisition of the assets of Traveler Coal, LLC, or Traveler, through our subsidiary, North Fork.  Specifically, as part of that acquisition, we have agreed to indemnify the seller of those assets for personal guarantees that that seller had extended on behalf of Traveler.  The amount of this contingency may reach $5,000.  We also guarantee the obligation of WEPI as it relates to the Cousineau Forest Products, Inc. acting as the fuel provider to WEPI.  The guaranty is limited to a maximum of $300.

We also provide indemnifications to Prospect Administration and to Vastardis in accordance with our respective agreements with those two service providers.  These indemnifications are described in further detail in Note 7.

Note 11.  Revolving Credit Agreements

On June 6, 2007, we closed on a $200,000 three-year revolving credit facility (as amended on December 31, 2007) with Rabobank Nederland as administrative agent and sole lead arranger (the "Rabobank Facility").  The Rabobank Facility refinanced the $50,000 Facility with HSH Nordbank AG.  Interest on the Rabobank Facility is charged at LIBOR plus 175 basis points.  Additionally, Rabobank charges a fee on the unused portion of the facility.  Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increases to 50.0 basis points per annum if that unused portion is greater than 50% of the total amount of the facility.  At September 30, 2008 and June 30, 2008, the investments used as collateral for the Rabobank Facility had aggregate market values of $406,984 and $369,418, respectively.  These values represent 94.3% and 86.0% of net assets, respectively.

We had drawn down $131,667 and $91,167 on the Rabobank Facility as of September 30, 2008 and June 30, 2008, respectively.

Note 12.  Selected Quarterly Financial Data
	Investment Income		Net Investment Income		Net Realized and Unrealized Gains (Losses) Operations		Net Increase (Decrease) in Net Assets from
Quarter Ended	Total	Per Share(1)	Total	Per Share(1)	Total	Per Share(1)	Total	Per Share(1)
September 30, 2006	6,432	0.65	3,274	0.33	690	0.07	3,964	0.40
December 31, 2006	8,171	0.60	4,493	0.33	(1,553)	(0.11)	2,940	0.22
March 31, 2007	12,069	0.61	7,015	0.36	(2,039)	(0.10)	4,976	0.25
June 30, 2007	14,009	0.70	8,349	0.42	(3,501)	(0.18)	4,848	0.24
September 30, 2007	15,391	0.77	7,865	0.39	685	0.04	8,550	0.43
December 31, 2007	18,563	0.80	10,660	0.46	(14,346)	(0.62)	(3,686)	(0.16)
March 31, 2008	22,000	0.92	12,919	0.54	(14,178)	(0.59)	(1,259)	(0.05)
June 30, 2008	23,448	0.85	13,669	0.50	10,317	0.38	23,986	0.88
September 30, 2008	35,799	1.21	23,502	0.80	(9,504)	(0.33)	13,998	0.47

(1)	Per share amounts are calculated using weighted average shares during period.

Note 13.  Subsequent Events

On October 9, 2008, our Board of Directors approved a share repurchase plan under which we may repurchase up to $20,000 of our common stock at prices below our net asset value as reported in our financial statements published for the year ended June 30, 2008.

On October 16, 2008, we issued 117,549 shares of our common stock in conjunction with the Dividend Reinvestment Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Prospect Capital Corporation
New York, New York

We have audited the accompanying consolidated statement of assets and liabilities of Prospect Capital Corporation, including the schedule of investments as of June 30, 2008 and 2007, and the related consolidated statements of income, changes in net assets, and cash flows for each of the three years in the period ended June 30, 2008, and the financial highlights for each of the periods presented.  These financial statements and financial highlights are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Prospect Capital Corporation at June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, and the financial highlights for each of the periods presented in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Prospect Capital Corporation's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 4, 2008 expressed an unqualified opinion thereon.

/s/  BDO Seidman LLP

New York, New York
September 4, 2008

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except share and per share data)
	June 30, 2008	June 30, 2007
Assets
Investments at fair value (cost of $496,805 and $326,197, respectively, Note 3)
Control investments (cost of $203,661 and $130,493, respectively)	$205,827	$145,121
Affiliate investments (cost of $5,609 and $14,821, respectively)	6,043	14,625
Non-control/Non-affiliate investments (cost of $287,535 and $180,883, respectively)	285,660	168,476
Total investments at fair value	497,530	328,222
Investments in money market funds	33,000	41,760
Cash	555	—
Receivables for:
Interest	4,094	2,139
Dividends	4,248	263
Loan principal	71	—
Structuring Fees	—	1,625
Other	567	271
Prepaid expenses	273	471
Deferred financing costs	1,440	1,751
Total Assets	$541,778	$376,502

Liabilities
Credit facility payable	91,167	—
Payable for securities purchased	—	70,000
Dividends payable	11,845	—
Due to Prospect Administration (Note 7)	695	330
Due to Prospect Capital Management (Note 7)	5,946	4,508
Accrued expenses	1,104	1,312
Other liabilities	1,398	304
Total Liabilities	112,155	76,454
Net Assets	$429,623	$300,048

Components of Net Assets
Common stock, par value $0.001 per share (100,000,000 and 100,000,000 common shares authorized,
respectively; 29,520,379 and 19,949,065 issued and outstanding, respectively)	$30	$20
Paid-in capital in excess of par	441,332	299,845
Undistributed (distributions in excess of) net investment income	1,508	(4,092)
Accumulated realized gains (losses) on investments	(13,972)	2,250
Unrealized appreciation on investments	725	2,025
Net Assets	$429,623	$300,048
Net Asset Value Per Share	$14.55	$15.04

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
	Year Ended
	June 30, 2008	June 30, 2007	June 30, 2006
Investment Income
Interest income:
Control investments (Net of foreign withholding tax of $230, $178, and $0, respectively)	$21,709	$13,500	$4,838
Affiliate investments (Net of foreign withholding tax of $70, $237, and $0, respectively)	1,858	3,489	612
Non-control/Non-affiliate investments	35,466	13,095	7,818
Total interest income	59,033	30,084	13,268
Dividend income:
Control investments	11,327	3,400	3,099
Non-control/Non-affiliate investments	—	—	289
Money market funds	706	2,753	213
Total dividend income	12,033	6,153	3,601
Other Income: (See Note 4)
Control/Affiliate investments	1,123	230	—
Non-control/Non-affiliate investments	7,213	4,214	—
Total other income	8,336	4,444	—
Total Investment Income	79,402	40,681	16,869

Operating Expenses
Investment advisory fees:
Base management fee (Note 7)	8,921	5,445	2,082
Income incentive fee (Note 7)	11,278	5,781	1,786
Total investment advisory fees	20,199	11,226	3,868
Interest and credit facility expenses	6,318	1,903	642
Chief Financial, Chief Compliance Officer and Sub-administration fees	859	567	385
Legal fees	2,503	1,365	1,835
Valuation services	577	395	193
Sarbanes-Oxley compliance expenses	66	101	120
Audit and tax related fees	404	498	365
Allocation of overhead from Prospect Administration (Note 6)	2,139	532	310
Insurance expense	256	291	365
Directors' fees	253	230	220
Other general and administrative expenses	715	442	8
Total Operating Expenses	34,289	17,550	8,311
Net Investment Income	45,113	23,131	8,558
Net realized gain (loss) on investments	(16,222)	1,949	303
Net change in unrealized appreciation/depreciation on investments	(1,300)	(8,352)	4,035
Net Increase in Net Assets Resulting from Operations	$27,591	$16,728	$12,896
Net increase in net assets resulting from operations per share:	$1.17	$1.06	$1.83
Weighted average shares of common stock outstanding:	23,626,642	15,724,095	7,056,846

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(in thousands, except share data)
	Year Ended
	June 30, 2008	June 30, 2007	June 30, 2006
Increase in Net Assets from Operations:
Net investment income	$45,113	$23,131	$8,558
Net realized gain (loss) on investments	(16,222)	1,949	303
Net change in unrealized appreciation/depreciation on investments	(1,300)	(8,352)	4,035
Net Increase in Net Assets Resulting from Operations	27,591	16,728	12,896
Dividends to Stockholders:	(39,513)	(27,542)	(7,904)

Capital Share Transactions:
Proceeds from shares sold, net of underwriting fees	140,249	197,558	—
Less: Other offering costs of public share offerings	(1,505)	(874)	70
Reinvestment of dividends	2,753	5,908	241
Net Increase in Net Assets Resulting from Capital Share Transactions	141,497	202,592	311

Total Increase in Net Assets:	129,575	191,778	5,303
Net assets at beginning of year	300,048	108,270	102,967
Net Assets at End of Year	$429,623	$300,048	$108,270

Capital Share Activity:
Shares sold	9,400,000	12,526,650	—
Shares issued through reinvestment of dividends	171,314	352,542	14,773
Net increase in capital share activity	9,571,314	12,879,192	14,773
Shares outstanding at beginning of year	19,949,065	7,069,873	7,055,100
Shares Outstanding at End of Year	29,520,379	19,949,065	7,069,873

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)
	Year Ended
	June 30, 2008	June 30, 2007	June 30, 2006
Net Increase in Net Assets Resulting from Operations	$27,591	$16,728	$12,896

Net realized gain (loss) on investments	16,239	(1,947)	(303)
Net change in unrealized appreciation (depreciation) on investments	1,300	8,352	(4,035)
Accretion of original issue discount on investments	(2,095)	(1,808)	(910)
Amortization of deferred financing costs	727	1,264	220

Change in operating assets and liabilities:
Payments for purchases of investments	(311,947)	(167,255)	(83,625)
Proceeds from sale of investments	127,212	38,407	9,954
Purchases of cash equivalents	(274,949)	(259,887)	(1,574,805)
Sales of cash equivalents	274,932	259,885	1,612,033
Net investments in money market funds	8,760	(40,152)	(20)
Decrease (Increase) in interest receivable	(1,955)	(500)	(1,446)
Decrease (Increase) in dividends receivable	(3,985)	(250)	—
Decrease (Increase) in loan principal receivable	(71)	385	(385)
Decrease (Increase) in receivable for securities sold	—	369	(369)
Decrease (Increase) in receivable for structuring fees	1,625	—	—
Decrease (Increase) in other receivables	(296)	(1,896)	201
Decrease (Increase) in due from Prospect Administration	—	28	(28)
Decrease (Increase) in due from Prospect Capital Management	—	5	(5)
Decrease (Increase) in due from prepaid expenses	198	(394)	(28)
Increase (Decrease) in payables for securities purchased	(70,000)	32	(32)
Increase (Decrease) in due to Prospect Administration	365	330	—
Increase (Decrease) in due to Prospect Capital Management	1,438	3,763	668
Increase (Decrease) in accrued expenses	(208)	469	25
Increase (Decrease) in other liabilities	1,094	182	75
Net Cash Used In Operating Activities:	(204,025)	(143,890)	(29,919)

Cash Flows from Financing Activities:
Borrowings under credit facility	238,492	—	—
Payments under credit facility	(147,325)	(28,500)	28,500
Financing costs paid and deferred	(416)	(2,660)	(575)
Net proceeds from shares sold	140,249	197,558	—
Less offering costs of public share offerings	(1,505)	(874)	70
Dividends paid	(24,915)	(21,634)	(7,663)
Net Cash Provided By Financing Activities:	204,580	143,890	20,332
Total Increase in Cash	555	—	(9,587)
Cash balance at beginning of year	—	—	9,587
Cash Balance at End of Year	$555	$—	$—
Cash Paid For Interest	$4,942	$639	$—
Non-Cash Financing Activity:
Amount of shares issued in connection with dividend reinvestment plan	$2,753	$5,908	$241

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS
June 30, 2008
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Control Investments
(25.00% or greater of voting control)

Ajax Rolled Ring & Machine	South Carolina/ Manufacturing
Common Shares (7 total unrestricted common shares outstanding and 803.18 restricted common shares outstanding)		6	$—	$—	0.0%
Preferred shares (7,222.6 total preferred shares outstanding)		6,142.6	6,293	6,293	1.5%
Senior secured note, 10.50%, 4/01/2013(4)		$21,890	21,890	21,890	5.1%
Subordinated secured note, 11.50% plus 6.00% PIK, 4/01/2013(4)		$11,500	11,500	11,500	2.6%
Total			39,683	39,683	9.2%

C&J Cladding LLC(4)	Texas/Metal Services
Warrants, company units, expiring 3/30/2014 (600 total company units outstanding)		400	580	2,222	0.5%
Senior secured note, 14.00%, 3/30/2012(12)		$4,800	4,085	4,607	1.1%
Total			4,665	6,829	1.6%

Gas Solutions Holdings, Inc.(3)	Texas/Gas Gathering and Processing
Common shares (100 total common shares outstanding)		100	5,221	41,542	9.7%
Subordinated secured note, 18.00%, 12/22/2009(4)		$20,000	20,000	20,000	4.7%
Total			25,221	61,542	14.4%

Integrated Contract Services, Inc.(5)	North Carolina/ Contracting
Common stock (100 total common shares outstanding)		49	491	—	0.0%
Series A preferred shares (10 total Series A preferred shares outstanding)		10	—	—	0.0%
Junior secured note, 14.00%, 9/30/2010		$14,003	14,003	3,030	0.7%
Senior secured note, 14.00%, 9/30/2010		$800	800	800	0.2%
Senior demand note, 15.00%(6), 6/30/2009		$1,170	1,170	1,170	0.3%
Total			16,464	5,000	1.2%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2008
(in thousands, except share data)
Portfolio Investments(1)	Locale/Industry	Par Value Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Iron Horse Coiled Tubing, Inc.	Alberta, Canada Production Services
Common shares (1,093 total common shares outstanding)		643	268	49	0.0%
Warrants for common shares(7)		1,138	—	—	0.0%
Senior secured note, 15.00%, 4/19/2009		$9,250	9,094	9,073	2.1%
Bridge Loan, 15.00% plus 3.00% PIK, 12/11/2008			2,103	2,060	0.5%
Total			11,465	11,182	2.6%

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares (1,000 total common shares outstanding)		800	$2,317	$8,656	2.0%
Senior secured note, 16.50%(8), 8/31/2011(4)		$13,080	13,080	13,080	3.0%
Total			15,397	21,736	5.0%

R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares (800,000 total common shares outstanding)		545,107	5,031	8,064	1.9%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	2,959	0.7%
Senior secured note, 15.00%, 6/30/2017(4)		$7,526	5,912	7,526	1.8%
Total			12,625	18,549	4.4%

Worcester Energy Partners, Inc.(9)	Maine/Biomass Power
Equity ownership		—	457	1	0.0%
Senior secured note, 12.50%, 12/31/2012		$37,388	37,264	15,579	3.6%
Total			37,721	15,580	3.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2008
(in thousands, except share data)
Portfolio Investments(1)	Locale/Industry	Par Value/ Shares Ownership %	Cost	Fair Value (2)	% of Net Assets
Yatesville Coal Holdings, Inc.(23)	Kentucky/ Mining and Coal Production
Common stock (1,000 total common shares outstanding)		1,000	284	—	0.0%
Junior secured note, 12.50%, 12/31/2010		$30,136	30,136	15,726	3.7%
Senior secured note, 12.50%, 12/31/2010		$10,000	10,000	10,000	2.3%
Total			40,420	25,726	6.0%
Total Control Investments			203,661	205,827	48.0%

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings(10), (4)	West Virginia/ Construction Services

Warrants – Class A common units, expiring 2/13/2016 (49,753 total class A common units outstanding)		12,090	$348	$794	0.2%
Series A preferred equity (16,125 total series A preferred equity units outstanding)		3,000	72	162	0.0%
Series B preferred equity (794 total series B preferred equity units outstanding)		241	241	—	0.0%
Senior Secured Debt Tranche A, 14.00% plus 3.00% PIK, 1/31/2011		$3,003	3,003	3,003	0.7%
Senior Secured Debt Tranche B, 14.00% plus 3.00% PIK, 5/01/2009		$1,945	1,945	2,084	0.5%
Total			5,609	6,043	1.4%
Total Affiliate Investments			5,609	6,043	1.4%

Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)

American Gilsonite Company	Utah/ Specialty Minerals
Membership Interest in AGC\PEP, LLC (11)		99.9999%	1,000	1,000	0.2%
Subordinated secured note, 12.00% plus 3.00%, 3/14/2013 (4)		$14,632	14,632	14,632	3.4%
Total			15,632	15,632	3.6%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2008
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Conquest Cherokee, LLC(13), (4)	Tennessee/Oil and Gas Production
Senior secured note, 13.00%, 5/05/2009(14)		$10,200	10,125	9,923	2.3%

Deb Shops, Inc.(4)	Pennsylvania/ Retail
Senior secured note, 10.69%, 10/23/2014(25)		$15,000	$14,577	$13,428	3.1%

Deep Down, Inc.(4)	Texas/Production Services
Warrant, common shares, expiring 8/6/2012 (174,732,501 total common shares outstanding)		4,960,585	—	2,856	0.7%

Diamondback Operating, LP(15), (4)	Oklahoma/Oil and Gas Production
Senior secured note, 12.00% plus 2.00% PIK, 8/28/2011		$9,200	9,200	9,108	2.1%

Freedom Marine Services LLC(15), (4)	Louisiana/ Shipping Vessels
Subordinated secured note, 12.00% plus 4.00% PIK(17), 12/31/2011		$6,948	6,850	6,805	1.6%

H&M Oil & Gas, LLC(15), (4)	Texas/Oil and Gas Production
Senior secured note, 13.00%, 6/30/2010(16)		$50,500	50,500	50,500	11.8%

IEC Systems LP ("IEC")/Advance Rig Services LLC ("ARS")(4)	Texas/Oilfield Fabrication
IEC senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$19,028	19,028	19,028	4.4%
ARS senior secured note, 12.00% plus 3.00% PIK, 11/20/2012		$5,825	5,825	5,825	1.4%
Total			24,853	24,853	5.8%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2008
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Maverick Healthcare Group, L.L.C. (4)	Arizona/ Healthcare
Common units (78,100,000 total common shares outstanding)		1,250,000	$1,252	$1,252	0.3%
Preferred units (78,100,000 total preferred shares outstanding)		1,250,000	—	—	0.0%
Senior secured note, 12.00% plus 1.50% PIK, 10/31/2014		$12,500	12,500	12,500	2.9%
Total			13,752	13,752	3.2%

Miller Petroleum, Inc.	Tennessee/Oil and Gas Production
Warrants, common shares, expiring 5/4/2010 to 3/31/2013 (14,566,856 total common shares outstanding)		1,571,191	150	111	0.0%

Peerless Manufacturing Co.(4)	Texas/ Manufacturing
Subordinated secured note, 11.50% plus 3.50% PIK, 4/30/2013		$20,000	20,000	20,000	4.7%

Qualitest Pharmaceuticals, Inc.(4)	Alabama/ Pharmaceuticals
Second lien debt, 12.45%(18), 4/30/2015		$12,000	11,944	11,523	2.7%

Regional Management Corp.(4)	South Carolina/ Financial Services
Subordinated secured note, 12.00% plus 2.00% PIK, 6/29/2012		$25,000	25,000	23,699	5.5%

Resco Products, Inc.(4)	Pennsylvania/ Manufacturing
Second lien debt, 11.06%(19), 6/24/2014		$9,750	9,574	9,574	2.2%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2008
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares Ownership %	Cost	Fair Value(2)	% of Net Assets
Shearer's Foods, Inc.	Ohio/Food Products
Mistral Chip Holdings, LLC membership unit (45,300 total membership units outstanding)(24)		2,000	$2,000	$2,000	0.5%
Second lien debt, 14.00%, 10/31/2013(4)		$18,000	18,000	17,351	4.0%
Total			20,000	19,351	4.5%

Stryker Energy, LLC(20), (4)	Ohio/Oil and Gas Production
Subordinated revolving credit facility, 12.00%(21), 11/30/2011		$29,500	29,041	28,518	6.6%

Unitek(4)	Pennsylvania/ Technical Services
Second lien debt, 12.75%(22), 12/27/2012		$11,500	11,337	11,337	2.6%

Wind River Resources Corp. and Wind River II Corp.(4)	Utah/Oil and Gas Production
Senior secured note, 13.00%, 7/31/2009		$15,000	15,000	14,690	3.4%
Total Non-Control/Non-Affiliate Investments			287,535	285,660	66.4%
Total Portfolio Investments			496,805	497,530	115.8%
Money Market Funds
Fidelity Institutional Money market Funds – Government Portfolio (Class I)		25,954,531	25,954	25,954	6.0%
First American Funds, Inc.- Prime Obligations Fund (Class A)(4)		7,045,610	7,046	7,046	1.6%
Total Money Market Funds			33,000	33,000	7.6%
Total Investments			$529,805	$530,530	123.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2008
(in thousands, except share data)

 Endnote Explanations for the Schedule of Investments as of June 30, 2008
____________________
(1)
The securities in which we have invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the "Securities Act."  These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(2)	Fair value is determined by or under the direction of our Board of Directors (Note 2).

(3)	Gas Solutions Holdings, Inc. is a wholly-owned investment of us.

(4)
Security, or portion thereof, is held as collateral for the credit facility with Rabobank Nederland (See Note 10).  At June 30, 2008, the value of these investments was $369,418 which represents 86.0% of net assets.

(5)	Entity was formed as a result of the debt restructuring of ESA Environmental Specialist, Inc.

(6)	Loan is with Lisamarie Fallon, Inc., (d/b/a The Healing Staff) an affiliate of the Integrated Contract Services, Inc.

(7)
The number of these warrants which are exercisable is contingent upon the length of time that passes before the bridge loan is repaid, 224 shares on August 11, 2008, 340 additional shares on October 11, 2008 and 574 additional shares on December 11, 2008.

(8)	Interest rate is the greater of 16.5% or 12-Month LIBOR plus 11.0%; rate reflected is as of June 30, 2008.

(9)
There are several entities involved in the Worcester Energy Partners, Inc. investment.  We own 100 shares of common stock in Worcester Energy Holdings, Inc., or WEHI, representing 100%.  WEHI, in turn, owns 51 membership certificates in Biochips LLC, which represents 51% ownership.  We own 282 shares of common stock in Worcester Energy Co., Inc., or WECO, which represents 51% ownership.  We own 1,665 shares of common stock in Worcester Energy Partners, Inc., or WEPI, which represents 51% ownership.  We also own 1,000 of series A convertible preferred shares in WEPI.  WECO, WEPI and Biochips LLC are joint borrowers on the term note issued to Prospect Capital.  WEPI owns the equipment and operates the biomass generation facility.  Biochips LLC currently has no material operations.  WEPI owns 100 shares of common stock in Precision Logging and Landclearing, Inc., or Precision, which represents 100% ownership.  Precision conducts all logging, processing and delivery operations to supply fuel to the biomass generation facility.  As of March 31, 2008, our Board of Directors assessed a fair value of $1 for all of these equity positions.

(10)
There are several entities involved in the Appalachian Energy investment.  We own warrants the exercise of which will permit us to purchase 12,090 units of Class A common units of Appalachian Energy Holdings LLC, or AEH, at a nominal cost and in a near-immediate timeframe.  We own 3,000 units of Series A preferred equity and 241 units of Series B preferred equity of AEH.  The senior secured notes are with C & S Operating LLC and East Cumberland L.L.C., both operating companies owned by Appalachian Energy Holdings LLC.

(11)	We own 99.9999% of AGC/PEP, LLC. AGC/PEP, LLC owns 2,000 out of a total of 64,027.25 shares of American Gilsonite Holding Company which owns 100% of American Gilsonite Company.

(12)	Interest rate is the greater of 14.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

(13)	We have an overriding royalty interest and net profits interest in the Portfolio Investment.

(14)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

(15)	We have a net profits interest in the Portfolio Investment.

(16)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

(17)	Interest rate is the greater of 13.0% or 3-Month LIBOR plus 6.11%; rate reflected is as of June 30, 2008.

(18)	Interest rate is the greater of 12.5% or 3-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2008.

(19)	Interest rate is 3-Month LIBOR plus 8.0%; rate reflected is as of June 30, 2008.

(20)	We have an overriding royalty interest in the Portfolio Investment.

(21)	Interest rate is the greater of 12.0% or 12-Month LIBOR plus 7.0%; rate reflected is as of June 30, 2008.

(22)	Interest rate is the greater of 12.75% or 3-Month LIBOR plus 7.25%; rate reflected is as of June 30, 2008.

(23)
On June 30, 2008, we consolidated our holdings in four coal companies into Yatesville Coal Holdings, Inc., or Yatesville, and consolidated the operations under one management team.  In the transaction, the debt that we held of C&A Construction, Inc. (which is part of the Whymore Coal Entities described below), Genesis Coal Corp., North Fork Collieries LLC and Unity Virginia Holdings LLC were exchanged for newly issued debt from Yatesville, and our ownership interests in C&A Construction Inc., E&L Construction, Inc., Whymore Coal Company Inc., Genesis Coal Corp. and North Fork Collieries LLC were exchanged for 100% of the equity of Yatesville.  This reorganization allows for a better utilization of the assets in the consolidated group.

At June 30, 2008, Yatesville owns 100% of the membership interest of North Fork Collieries LLC.  In addition, Yatesville holds a $5,721 note receivable from North Fork Collieries LLC.  Our third party valuation consultant has estimated the value of the North Fork Collieries LLC investment in a range from $10,940 to $12,607.

Yatesville owns 75% of the common stock of Genesis Coal Corp. and holds a note receivable of $17,692 at June 30, 2008.  Our third party valuation consultant has estimated the value of the Genesis Coal Corp investment in a range from $7,156 to $7,962.

Yatesville holds a note receivable of $3,902 from Unity Virginia Holdings LLC at June 30, 2008.  Our third party valuation consultant has estimated the value of the Unity Virginia Holdings, LLC investment at zero.

There are several entities involved in Yatesville's investment in the Whymore Coal Entities at June 30, 2008.  Yatesville owns 10,000 shares of common stock or 100% of the equity and holds a $12,822 senior secured debt receivable from C&A Construction, Inc., or C&A, which owns the equipment.  Yatesville owns 10,000 shares of common stock or 100% of the equity of E&L Construction, Inc., or E&L, which leases the equipment from C&A, employs the workers, is listed as the operator with the Commonwealth of Kentucky, mines the coal, receives revenues and pays all operating expenses.  Yatesville owns 4,900 shares of common stock or 49% of the equity of Whymore Coal Company, Inc., or Whymore, which applies for and holds permits on behalf of E&L.  Yatesville also own 4,285 Series A convertible preferred shares in each of C&A, E&L and Whymore.  Additionally, Yatesville retains an option to purchase the remaining 51% of Whymore.  Whymore and E&L are guarantors under the C&A credit agreement with Yatesville.  Our third party valuation consultant has estimated the value of the Whymore Coal investment in a range from $4,463 to $5,105.

(24)	Mistral Chip Holdings, LLC owns 45,300 shares out of 50,500 total shares outstanding of Chip Holdings, Inc., the parent company of Shearer's Foods, Inc.

(25)	Interest rate is 1-Month LIBOR plus 8.0%; rate reflected is as of June 30, 2008.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS
June 30, 2007
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares	Cost	Fair Value(2)	% of Net Assets
Control Investments (25.00% or greater of voting control)
Advantage Oilfield Group Ltd.(23)	Alberta, Canada/ Construction Services
Common shares, Class A(3)		33	$220	$—	0.0%
Senior secured note, 15.00% due 5/30/2009		$17,321	16,930	9,880	3.3%
Total			17,150	9,880	3.3%

C&J Cladding LLC(23)	Texas/Metal Services
Warrants, common shares, expiring 3/30/2014		510	580	580	0.2%
Senior secured note, 14.00%(12) due 3/31/2012		$6,000	5,249	5,249	1.7%
Total			5,829	5,829	1.9%

Gas Solutions Holdings, Inc.(4)	Texas/Gas Gathering and Processing
Common shares		100	4,878	26,100	8.7%
Subordinated secured note, 18.00% due 12/22/2011(23)		$18,400	18,400	18,400	6.1%
Total			23,278	44,500	14.8%

Genesis Coal Corp.	Kentucky/Mining and Coal Production
Common shares		63	23	1	0.0%
Warrants, preferred shares, expiring 2/9/2016		1,000	33	1	0.0%
Senior secured note, 16.40%(5) due 12/31/2010		$14,533	14,408	11,423	3.8%
Total			14,464	11,425	3.8%

NRG Manufacturing, Inc.	Texas/ Manufacturing
Common shares		800	2,315	11,785	3.9%
Senior secured note, 16.50%(6) due 8/31/2013(23)		$10,080	10,080	10,080	3.4%
Total			12,395	21,865	7.3%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2007
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares	Cost	Fair Value(2)	% of Net Assets
R-V Industries, Inc.	Pennsylvania/ Manufacturing
Common shares		545,107	$4,985	$4,985	1.6%
Warrants, common shares, expiring 6/30/2017		200,000	1,682	1,682	0.6%
Senior secured note, 15.00% due 6/30/2017(23)		$14,526	12,844	12,844	4.3%
Total			19,511	19,511	6.5%

Whymore Coal Company, Inc.(7)	Kentucky/Mining and Coal Production
Equity ownership		Various	111	1	0.0%
Senior secured note, 16.42%(8) due 12/31/2010		$11,022	11,022	7,063	2.4%
Total			11,133	7,064	2.4%

Worcester Energy Partners, Inc.(9)	Maine/Biomass Power
Equity ownership		Various	137	1	0.0%
Senior secured note, 12.50% due 12/31/2012		$26,774	26,596	25,046	8.3%
Total			26,733	25,047	8.3%
Total Control Investments			130,493	145,121	48.3%

Affiliate Investments (5.00% to 24.99% of voting control)
Appalachian Energy Holdings LLC(10)(23)	West Virginia/ Construction Services
Series A preferred shares		200	104	104	0.0%
Warrants, expiring 2/14/2016		6,065	348	152	0.1%
Senior secured note, 14.00%, plus 3.00% PIK due 1/31/2011		$5,358	5,169	5,169	1.7%
Total			5,621	5,425	1.8%

Iron Horse Coiled Tubing, Inc.(23)	Alberta, Canada/ Production Services
Common shares		93	$268	$268	0.1%
Senior secured note, 15.00% due 4/19/2009		$9,250	8,932	8,932	3.0%
Total			9,200	9,200	3.1%
Total Affiliate Investments			14,821	14,625	4.9%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2007
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares	Cost	Fair Value(2)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% of voting control)
Arctic Acquisition Corp.(11)(23)	Texas/Production Services
Warrants, common shares, expiring 7/19/2012		596,251	507	507	0.2%
Warrants, Series A redeemable preferred shares, expiring 7/19/2012		1,054	507	507	0.2%
Senior secured note, 13.00% due 7/19/2009		$13,301	12,656	12,656	4.2%
Total			13,670	13,670	4.6%

Central Illinois Energy, LLC(23)	Illinois/ Biofuels/ Ethanol
Senior secured note, 15.35%(13) due 3/31/2014		$8,000	8,000	8,000	2.7%

Conquest Cherokee, LLC(14)(23)	Tennessee/Oil and Gas Production
Senior secured note, 13.00%(15) due 5/5/2009		$10,200	$10,046	$10,046	3.3%

ESA Environmental Specialist, Inc.(23)	North Carolina/ Contracting
Warrants, common shares, expiring 4/11/2017		1,059	1	—	0.0%
Senior secured note, 14.00% (16) due 4/11/2011		$12,200	12,200	4,428	1.5%
Senior secured note, 14.00% (16) due 6/7/2008		$1,575	1,575	572	0.2%
Total			13,776	5,000	1.7%

Evolution Petroleum Corp.(17)	Texas/Oil and Gas Production
Common shares, unregistered		139,926	20	378	0.1%

H&M Oil & Gas, LLC(18)(23)	Texas/Oil and Gas Production
Senior secured note, 13.00%(19) due 6/30/2010		$45,000	45,000	45,000	15.0%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2007
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/ Shares	Cost	Fair Value(2)	% of Net Assets
Jettco Marine Services LLC(18) (23)	Louisiana/ Shipping
Subordinated secured note, 12.00%(20), plus 4.0% PIK due 12/31/2011		$6,671	6,553	6,553	2.2%

Ken-Tex Energy Corp.(14) (23)	Texas/Oil and Gas Production
Senior secured note, 13.00% due 6/4/2010		$10,750	10,750	10,750	3.6%

Miller Petroleum, Inc.	Tennessee/Oil and Gas Production
Warrants, common shares, expiring 5/4/2010 to 6/30/2012		1,206,859	150	22	0.0%

Regional Management Corp.(23)	South Carolina/ Financial Services
Subordinated secured note, 12.00%, plus 2.0% PIK due 6/29/2012		$25,000	$25,000	$25,000	8.3%

Stryker Energy, LLC(21)	Ohio/Oil and Gas Production
Subordinated revolving credit facility, 12.43% (22) due 11/30/2011		$29,500	28,942	28,942	9.7%

TLOGH, L.P.(21)	Texas/Oil and Gas Production
Senior secured note, 13.00%, Due 10/23/2009		$15,291	15,105	15,105	5.0%

Unity Virginia Holdings, LLC	Virginia/Mining and Coal Production
Subordinated secured note, 15.00%, plus 15.00% PIK due 1/31/2009		$3,580	3,871	10	0.0%
Total Non-Control/Non-Affiliate Investments			180,883	168,476	56.2%
Total Portfolio Investments			326,197	328,222	109.4%

See notes to consolidated financial statements.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED
June 30, 2007
(in thousands, except share data)

Portfolio Investments(1)	Locale/Industry	Par Value/Shares	Cost	Fair Value(2)	% of Net Assets
Money Market Funds
Fidelity Institutional Money Market
Funds – Government Portfolio (Class I)		38,227,118	38,227	38,227	12.7%
First American Funds, Inc. – Prime Obligations Fund (Class A)		289,000	289	289	0.1%
First American Funds, Inc. – Prime Obligations Fund (Class Y)		3,243,731	3,244	3,244	1.1%
Total Money Market Funds			41,760	41,760	13.9%
Total Investments			$367,957	$369,982	123.3%

See notes to consolidated financial statements.

Endnote Explanations for the Schedule of Investments as of June 30, 2007

(1)
The securities in which we have invested were acquired in transactions that were exempt from registration under the Securities Act of 1933, as amended, or the "Securities Act."  These securities may be resold only in transactions that are exempt from registration under the Securities Act.

(2)	Fair value is determined by or under the direction of our Board of Directors (Note 2).

(3)	We have the right to purchase 184 shares of Class A common shares at a purchase price of $1.00 per share in the event of a default under the credit agreement.

(4)	Gas Solutions Holdings, Inc. is a wholly-owned investment of us.

(5)	Interest rate is the greater of 15.0% or 6-Month LIBOR plus 11.0%; rate reflected is as of June 30, 2007.

(6)	Interest rate is the greater of 16.5% or 12-Month LIBOR plus 11.0%; rate reflected is as of June 30, 2007.

(7)
There are several entities involved in the Whymore investment.  The senior secured debt is with C&A Construction, Inc. ("C&A"), which owns the equipment.  E&L Construction, Inc. ("E&L") leases the equipment from C&A, employs the workers, is listed as the operator with the Commonwealth of Kentucky, mines the coal, receives revenues and pays all operating expenses.  Whymore Coal Company, Inc. ("Whymore") applies for and holds permits on behalf of E&L. Whymore and E&L are guarantors under the C&A credit agreement with us.  We own 10,000 shares of common stock of C&A (100% ownership), 10,000 shares of common stock of E&L (100% ownership), and 4,900 shares of common stock of Whymore (49% ownership).  We own 4,285 Series A convertible preferred shares in each of C&A, E&L and Whymore.  Additionally, we retain an option to purchase the remaining 51% of Whymore.  As of June 30, 2007, our Board of Directors assessed a fair value of $1 for all of these equity positions.

(8)	Interest rate is the greater of 15.0% or 5-Year US Treasury Note plus 11.5%; rate reflected is as of June 30, 2007.

(9)
There are several entities involved in the Worcester Energy Company, Inc. investment.  We own 100 shares of common stock in Worcester Energy Holdings, Inc. ("WEHI") representing 100%.  WEHI, in turn, owns 51 membership certificates in Biochips LLC, which represents 51% ownership.  We own 282 shares of common stock in Worcester Energy Co., Inc. ("WECO"), which represents 51% ownership.  We own 1,665 shares of common stock in Worcester Energy Partners, Inc. ("WEPI"), which represents 51% ownership.  We also own 1,000 of series A convertible preferred shares in WEPI.  WECO, WEPI and Biochips LLC are joint borrowers on the term note issued by us.  WEPI owns the equipment and operates the biomass generation facility.  Biochips LLC currently has no material operations.  As of June 30, 2007, our Board of Directors assessed a fair value of $1 for all of these equity positions.

(10)
There are several entities involved in the Appalachian Energy Holdings ("Appalachian Energy") investment.  We own 100 shares of Class A common stock of AEH Investment Corp. ("AEH"), 200 shares of Series A preferred stock of AEH and 6,065 warrants, expiring 2/14/2016 to purchase Class A common stock.  The senior secured note is with C & S Operating LLC and East Cumberland L.L.C., both operating companies owned by Appalachian Energy Holdings LLC.  AEH owns Appalachian Energy.

(11)	The Portfolio Investment does business as Cougar Pressure Control.

(12)	Interest rate is the greater of 14.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2007.

(13)	Interest rate is LIBOR plus 10.0%; rate reflected is as of June 30, 2007.

(14)	We have an overriding royalty interest and net profits interest in the Portfolio Investment.

(15)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2007.

(16)	Interest rate is the greater of 14.0% or 1-Month LIBOR plus 8.5%; rate reflected is as of June 30, 2007.

(17)	Formerly known as Natural Gas Systems, Inc.

(18)	We have a net profits interest in the Portfolio Investment.

(19)	Interest rate is the greater of 13.0% or 12-Month LIBOR plus 7.5%; rate reflected is as of June 30, 2007.

(20)	Interest rate is the greater of 13.0% or 3-Month LIBOR plus 6.11%; rate reflected is as of June 30, 2007.

(21)	We have an overriding royalty interest in Portfolio Investment.

(22)	Interest rate is the greater of 12.0% or 12-Month LIBOR plus 7.0%; rate reflected is as of June 30, 2007.

(23)
Security, or portion thereof, is held as collateral for the credit facility with Rabobank Nederland (See Note 10).  At June 30, 2007, the value of these investments was $195,966, which represents 65.3% of net assets.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in thousands, except share and per share data)

Note 1.     Organization

References herein to "we", "us" or "our" refer to Prospect Capital Corporation and its subsidiary unless the context specifically requires otherwise.

We were formerly known as Prospect Energy Corporation, a Maryland corporation.  We were organized on April 13, 2004 and were funded in an initial public offering, or IPO, completed on July 27, 2004.  We are a closed-end investment company that has filed an election to be treated as a Business Development Company, or BDC, under the Investment Company Act of 1940 (the "1940 Act").  As a BDC, we have qualified and have elected to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code.  We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financings, recapitalizations, and other purposes.

On May 15, 2007, we formed a wholly-owned subsidiary, Prospect Capital Funding, LLC, a Delaware limited liability company, for the purpose of holding certain of our loan investments in the portfolio which are used as collateral for our credit facility.

Note 2.     Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period.  Changes in the economic environment, financial markets, creditworthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ.

The statements include portfolio investments at fair value of $497,530 and $328,222 at June 30, 2008 and June 30, 2007, respectively.  At June 30, 2008 and June 30, 2007, 115.8% and 109.4%, respectively, of our net assets represented portfolio investments whose fair values have been determined by the Board of Directors in good faith in the absence of readily available market values.  Because of the inherent uncertainty of valuation, the Board of Directors' determined values may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

The following are significant accounting policies consistently applied by us:

Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants' Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to us.  Our June 30, 2008 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely- managed subsidiary that is also an investment company.  All intercompany balances and transactions have been eliminated in consolidation.

Investments

a)	Security transactions are recorded on a trade-date basis.

b)	Valuation:

1)	Investments for which market quotations are readily available are valued at such market quotations.

2)
Short-term investments that mature in 60 days or less, such as United States Treasury Bills, are valued at amortized cost, which approximates fair value.  The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase.  Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer).  Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

3)
It is expected that most of the investments in our portfolio will not have actively traded markets.  Debt and equity securities which do not have actively traded markets are valued with the assistance of an independent valuation service using a documented valuation policy and a valuation process that is consistently applied under the direction of our Board of Directors.  The factors that may be taken into account in fairly valuing investments include, as relevant, the portfolio company's ability to make payments, its estimated earnings and projected discounted cash flows, the nature and realizable value of any collateral, the sensitivity of the investments to fluctuations in interest rates, changes in the market interest rates, the financial environment in which the portfolio company operates, comparisons to securities of similar publicly traded companies, changes in interest rates for similar debt instruments, and other relevant factors.  Due to the inherent uncertainty of determining the fair value of investments that are not actively traded, the fair value of these investments may differ significantly from the values that would have been used had an actively traded market existed for such investments, and any such differences could be material.

4)
In September 2006, the Financial Accounting Standards Board ("FASB") issued a new pronouncement addressing fair value measurements, Statement of Financial Accounting Standards Number 157, "Fair Value Measurements" ("SFAS 157").  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 becomes effective for fiscal years beginning after November 15, 2007; therefore, its first applicability to us will be for our upcoming fiscal year beginning July 1, 2008.  We do not believe that the adoption of SFAS 157 will materially impact the amounts reported in our financial statements, however, additional disclosures will be required about the inputs used to develop the measurements and the effect of certain of the measurements reported to changes in net assets for a fiscal period.

5)
In February 2007, FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115".  SFAS 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute.  SFAS 159 becomes effective for fiscal years beginning after November 15, 2007 and, therefore, is applicable for our upcoming fiscal year beginning July 1, 2008.  Our management does not believe that the adoption of SFAS No. 159 will have a material impact on our financial statements.

6)
In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133".  SFAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why the entity uses derivatives, how derivatives are accounted for, and how derivative affect an entity's results of operations, financial position, and cash flows.  SFAS 161 becomes effective for fiscal years beginning after November 15, 2008 and, therefore, is applicable for our fiscal year beginning July 1, 2009.  Our management does not believe that the adoption of SFAS No. 161 will have a material impact on our financial statements.

7)	In March 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP.  This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  Our management does not believe that the adoption of SFAS No. 162 will have a material impact on our financial statements.

c)	Realized gains or losses on the sale of investments are calculated using the specific identification method.

d)
Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis.  Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans.  Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

e)	Dividend income is recorded on the ex-dividend date.

f)
Structuring fees and similar fees are recognized as income as earned, usually when paid.  Structuring fees, excess deal deposits, net profits interests and overriding royalty interest are included in other income.

g)
Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected.  Accrued interest is generally reversed when a loan is placed on non-accrual status.  Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment.  Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management's judgment, are likely to remain current.  As of June 30, 2008, approximately 0.9% of our net assets are in non-accrual status.

U.S.Federal and State Income Taxes

We have elected to be treated as a regulated investment company and intend to continue to comply with the requirements of the Internal Revenue Code of 1986 (the "Code"), applicable to regulated investment companies.  We are required to distribute at least 90% of our investment company taxable income and intend to distribute (or retain through a deemed distribution) all of our investment company taxable income and net capital gain to stockholders; therefore, we have made no provision for income taxes.  The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP.  Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If we do not distribute (or are not deemed to have distributed) at least 98% of our annual taxable income in the year earned, we will generally be required to pay an excise tax equal to 4% of the amount by which 98% of our annual taxable income exceeds the distributions from such taxable income for the year.  To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate.  The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

We adopted Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes.  FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements.  FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority.  Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.  Adoption of FIN 48 was applied to all open tax years as of July 1, 2007.  The adoption of FIN 48 did not have an effect on our net asset value, financial condition or results of operations as there was no liability for unrecognized tax benefits and no change to our beginning net asset value.  As of June 30, 2008 and for the year then ended, we did not have a liability for any unrecognized tax benefits.  Management's determinations regarding FIN 48 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded on the ex-dividend date.  The amount, if any, to be paid as a dividend is approved by our Board of Directors each quarter and is generally based upon our management's estimate of our earnings for the quarter.  Net realized capital gains, if any, are distributed at least annually.

Financing Costs

We record origination expenses related to our credit facility as deferred financing costs.  These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the facility.

We record registration expenses related to shelf filings as prepaid assets.  These expenses consist principally of SEC registration, legal and accounting fees incurred through June 30, 2008 that are related to the shelf filings that will be charged to capital upon the receipt of the capital or charged to expense if not completed.

Guarantees and Indemnification Agreements

We follow FASB Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."  ("FIN 45").  FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by FIN 45, the fair value of the obligation undertaken in issuing certain guarantees.  FIN 45 did not have a material effect on the financial statements.  Refer to Note 3 and Note 7 for further discussion of guarantees and indemnification agreements.

Per Share Information

Net increase in net assets resulting from operations per common share, or Basic Earnings Per Share, are calculated using the weighted average number of common shares outstanding for the period presented.  Diluted earnings per share are not presented as there are no potentially dilutive securities outstanding.

Reclassifications

Certain reclassifications have been made in the presentation of the 2007 and 2006 consolidated financial statements to conform to the current year presentation.

Note 3.     Portfolio Investments

At June 30, 2008, 115.8% of our net assets or about $497,530 was invested in 29 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC) and 7.6% of our net assets was invested in money market funds.  The remainder (23.4%) of our net assets represented liabilities in excess of other assets.  At June 30, 2007, 109.4% of our net assets or about $328,222 was invested in 24 long-term portfolio investments (including a net profits interest in Charlevoix Energy Trading LLC) and 13.9% of our net assets was invested in money market funds.  The remainder (23.3%) of our net assets represented liabilities in excess of other assets.  We are a non-diversified company within the meaning of the 1940 Act.  We classify our investments by level of control.  As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company.  Control is generally deemed to exist when a company or individual owns more than 25% or more of the voting securities of an investee company.  Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through ownership of 5% or more but less than 25% of the outstanding voting securities of another person.  As of June 30, 2008, we own controlling interests in Ajax Rolled Ring & Machine, or Ajax, C&J Cladding, LLC, or C&J, Gas Solutions Holdings, Inc., or GSHI, Integrated Contract Services, Inc., or Integrated, Iron Horse Coiled Tubing, Inc., or Iron Horse, NRG Manufacturing, Inc., or NRG, R-V Industries, Inc., or R-V, Worcester Energy Partners,

Inc., or WEPI, and Yatesville Coal Holdings, Inc., or Yatesville.  We also own an affiliated interest in Appalachian Energy Holdings, LLC, or AEH.  We have no other controlled or affiliated investments.

GSHI has indemnified us against any legal action arising from its investment in Gas Solutions, LP.  We have incurred approximately $1,914 from the inception of the investment in GSHI through June 30, 2008 for fees associated with a legal action, and GSHI has reimbursed us for the entire amount.  Of the $1,914 reimbursement $118, $178, and $941 are reflected as Dividend income:  Control investments on the accompanying Consolidated Statements of Operations for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Additionally, certain other expenses incurred by us which are attributable to GSHI have been reimbursed by GSHI and are reflected as Dividend income:  Control investments on the accompanying Consolidated Statements of Operations as $4,589, $2,578, and $2,226 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Debt placements and interests in equity securities with an original cost basis of approximately $311,947, $167,255, and $83,625 were acquired during the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Debt repayments and sales of equity securities with a cost basis of approximately $143,434, $36,458, and $9,651 were made during the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

From time to time, we provide guarantees for portfolio companies for payments to counterparties, usually as an alternative to investing additional capital.  Currently, agreements for two guarantees and one indemnification are outstanding which are related to two portfolio companies categorized as Control Investments – Whymore Coal Company, Inc., now consolidated as part of Yatesville, and North Fork Collieries LLC, or North Fork.  The two guarantees are related to Whymore with one in the amount of $3,478 for equipment leases and another of $416 for a "payment-over-time" contract for coal purchases.  The contingent indemnification obligation arose from our acquisition of the assets of Traveler Coal, LLC, or Traveler, through our subsidiary, North Fork.  Specifically, as part of that acquisition, we have agreed to indemnify the seller of those assets for personal guarantees that that seller had extended on behalf of Traveler.  The amount of this contingency may reach $5,000.  We also guarantee the obligation of WEPI as it relates to the Cousineau Forest Products, Inc. acting as the fuel provider to WEPI.  The guaranty is limited to a maximum of $300.

 Note 4.    Other Investment Income

Other investment income consists of structuring fees, overriding royalty interests, prepayment penalty on net profits interest, deal deposits, administrative agent fee, and other miscellaneous and sundry cash receipts.  Income from such sources was $8,336 and $4,444 for the years ended June 30, 2008 and June 30, 2007, respectively.  There was no such income for the year ended June 30, 2006.

	For the Year Ended
Income Source	June 30, 2008	June 30, 2007	June 30, 2006
Structuring fees	$4,751	$2,574	$—
Overriding royalty interests	1,819	196	—
Prepayment penalty on net profits interests	1,659	986	—
Deal deposit	49	688	—
Administrative agent fee	48	—	—
Miscellaneous	10	—	—
Other Investment Income	$8,336	$4,444	$—

Note 5.     Equity Offerings and Related Expenses

During the year ended June 30, 2008, we issued 9,400,000 shares of our common stock through public offerings, a registered direct offering, and through the exercises of an over-allotment options on the part of the underwriters.  Offering expenses were charged against paid-in capital in excess of par.  All underwriting fees and offering expenses were borne by us.  The proceeds raised, the related underwriting fees, the offering expenses, and the prices at which common stocks were issued since inception are detailed in the table which follows:

Issuances of Common Stock	Number of Shares Issued	Gross Proceeds Raised	Underwriting Fees	Offering Expenses	Offering Price
June 2, 2008	3,250,000	$48,425	$2,406	$254	$14.900
March 31, 2008	1,150,000	$17,768	$759	$350	$15.450
March 28, 2008	1,300,000	19,786	—	350	15.220
November 13, 2007 over-allotment	200,000	$3,268	$163	$—	$16.340
October 17, 2007	3,500,000	57,190	2,860	551	16.340
January 11, 2007 over-allotment	810,000	$14,026	$688	$—	$17.315	(1)
December 13, 2006	6,000,000	106,200	5,100	279	17.700
August 28, 2006 over-allotment	745,650	$11,408	$566	$—	$15.300
August 10, 2006	4,971,000	76,056	3,778	595	15.300
August 27, 2004 over-allotment	55,000	$825	$58	$2	$15.000
July 27, 2004	7,000,000	105,000	7,350	1,385	15.000
____________________
(1)	We declared a dividend of $0.385 per share between offering and over-allotment dates.

Note 6.     Net Increase in Net Assets per Common Share

The following information sets forth the computation of net increase in net assets resulting from operations per common share for the years ended June 30, 2008, 2007 and 2006, respectively.

	For the Year Ended
	June 30, 2008	June 30, 2007	June 30, 2006
Net increase in net assets resulting from operations	$27,591	$16,728	$12,896
Weighted average common shares outstanding	23,626,642	15,724,095	7,056,846
Net increase in net assets resulting from operations per common share	$1.17	$1.06	$1.83

Note 7.     Related Party Agreements and Transactions

Investment Advisory Agreement

We have entered into an investment advisory and management agreement with Prospect Capital Management (the "Investment Advisory Agreement") under which the Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to, us.  Under the terms of the Investment Advisory Agreement, our Investment Adviser:  (i) determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, (ii) identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and (iii) closes and monitors investments we make.

Prospect Capital Management's services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.  For providing these services the Investment Adviser receives a fee from us, consisting of two components:  a base management fee and an incentive fee.  The base management fee is calculated at an annual rate of 2.00% on our gross assets (including amounts borrowed).  For services currently rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears.  The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

The Investment Adviser had previously voluntarily agreed to waive 0.5% of the base management fee if in the future the average amount of our gross assets for each of the two most recently completed calendar quarters at that time, appropriately adjusted for any share issuances, repurchases or other transactions during such quarters, exceeds $750,000,000, for that portion of the average amount of our gross assets that exceeds $750,000,000.  The voluntary agreement by the Investment Adviser for such waiver for each fiscal quarter after December 31, 2007 has been terminated by the Investment Adviser.

The total base management fees earned by and paid to Prospect Capital Management for the years ended June 30, 2008, June 30, 2007 and June 30, 2006 were $8,921, $5,445, and $2,082, respectively.

The incentive fee has two parts.  The first part, the income incentive fee, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter.  For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees and other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee).  Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment in kind interest and zero coupon securities), accrued income that we have not yet received in cash.  Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.  Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a "hurdle rate" of 1.75% per quarter (7.00% annualized).

Previously, our Investment Adviser had voluntarily agreed that for each fiscal quarter from January 1, 2005 to March 31, 2007, the quarterly hurdle rate was to be equal to the greater of (a) 1.75% and (b) a percentage equal to the sum of 25.0% of the daily average of the "quoted treasury rate" for each month in the immediately preceding two quarters plus 0.50%.  "Quoted treasury rate" means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of computation for Five Year U.S. Treasury notes with a constant maturity (as compiled and published in the most recent U.S. Federal Reserve Statistical Release H).  These calculations were to be appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.  The voluntary agreement by the Investment Adviser that the hurdle rate be fluctuating for each fiscal quarter after January 1, 2005 (as discussed above) was terminated by the Investment Adviser as of the June 30, 2007, quarter.  The investment adviser had also voluntarily agreed that, in the event it is paid an incentive fee at a time when our common stock is trading at a price below $15 per share for the immediately preceding 30 days (as adjusted for stock splits, recapitalizations and other transactions), it will cause the amount of such incentive fee payment to be held in an escrow account by an independent third party, subject to applicable regulations.  The Investment Adviser had further agreed that this amount may not be drawn upon by the Investment Adviser or any affiliate or any other third party until such time as the price of our common stock achieves an average 30 day closing price of at least $15 per share.  The Investment Adviser also had voluntarily agreed to cause 30% of any incentive fee that it is paid and that is not otherwise held in escrow to be invested in shares of our common stock through an independent trustee.  Any sales of such stock were to comply with any applicable six month holding period under Section 16(b) of the Securities Act and all other restrictions contained in any law or regulation, to the fullest extent applicable to any such sale.  These two voluntary agreements by the Investment Adviser have been terminated by the Investment Adviser for all incentive fees after December 31, 2007.

The net investment income used to calculate this part of the incentive fee is also included in the amount of the gross assets used to calculate the 2.00% base management fee.  We pay the Investment Adviser an income incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

•
100.00% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate); and

•
20.00% of the amount of our pre-incentive fee net investment income, if any, that exceeds 125.00% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming a 7.00% annualized hurdle rate).

These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee, the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year.  In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in its portfolio.  For the purpose of this calculation, an "investment" is defined as the total of all rights and claims which maybe asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company.  Aggregate realized capital gains, if any, equals the sum of the differences between the aggregate net sales price of each investment and the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate cost basis of such investment when sold or otherwise disposed.  Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate cost basis of such investment as of the applicable calendar year-end.  At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation.  If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

$11,278, $5,781, and $1,786 income incentive fees were earned for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  No capital gains incentive fees were earned for years ended June 30, 2008, June 30, 2007 and June 30, 2006.

Administration Agreement

We have also entered into an Administration Agreement with Prospect Administration, LLC ("Prospect Administration") under which Prospect Administration, among other things, provides (or arranges for the provision of) administrative services and facilities for us.  For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief compliance officer and chief financial officer and their respective staffs.  Under this agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities.  Prospect Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC.  In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others.  Under the Administration Agreement, Prospect Administration also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.  The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.  Prospect Administration is a wholly owned subsidiary of our Investment Adviser.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration's services under the Administration Agreement or otherwise as administrator for us.

Prospect Administration, pursuant to the approval of our Board of Directors, has engaged Vastardis Fund Services LLC ("Vastardis") to serve as our sub-administrator to perform certain services required of Prospect Administration.  This engagement began in May 2005 and ran on a month-to-month basis at the rate of $25 annually, payable monthly.  Under the sub-administration agreement, Vastardis provides us with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities.  Vastardis also conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other stockholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable.  Vastardis provides reports to the Administrator and the Directors of its performance of obligations and furnishes advice and recommendations with respect to such other aspects of our business and affairs as it shall determine to be desirable.  Under the revised and renewed sub-administration agreement, Vastardis also provides the service of William E. Vastardis as our Chief Financial Officer, or CFO.  This service was formerly provided at the rate of $225 annually, payable monthly.  In May 2006, the engagement was revised and renewed as an asset-based fee with a $400 annual minimum, payable monthly.  Vastardis does not provide any advice or recommendation relating to the securities and other assets that we should purchase, retain or sell or any other investment advisory services to us.  Vastardis is responsible for the financial and other records that either the Administrator on our behalf or we are required to maintain and prepares reports to stockholders, and reports and other materials filed with the SEC.  In addition, Vastardis assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

Under the sub-administration agreement, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis, are not liable to the Administrator or us for any action taken or omitted to be taken by Vastardis in connection with the performance of any of its duties or obligations or otherwise as sub-administrator for the Administrator on our behalf.  The agreement also provides that, absent willful misfeasance, bad faith or negligence in the performance of Vastardis' duties or by reason of the reckless disregard of Vastardis' duties and obligations, Vastardis and its officers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with Vastardis are entitled to indemnification from the Administrator and us.  All damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Administrator or us or our security holders) arising out of or otherwise based upon the performance of any of Vastardis' duties or obligations under the agreement or otherwise as sub-administrator for the Administrator on our behalf are subject to such indemnification.

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies.  This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.  We have received $692, $452, $193 in managerial assistance fees for the years ended June 30, 2008, June 30, 2007, and June 30, 2006, respectively.  These fees are paid to the Administrator.

 Note 8.                      Financial Highlights
	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004(3)
Per Share Data(1):
Net asset value at beginning of period	$15.04	$15.31	$14.59	$(0.01)	$—
Costs related to the initial public offering	—	—	0.01	(0.21)	—
Costs related to the secondary public offering	(0.07)	(0.06)	—	—	—
Net investment income	1.91	1.47	1.21	0.34	—
Realized gain (loss)	(0.69)	0.12	0.04	—	—
Net unrealized appreciation (depreciation)	(0.05)	(0.52)	0.58	0.90	—
Net increase in net assets as a result of public offering	—	0.26	—	13.95	—
Dividends declared and paid	(1.59)	(1.54)	(1.12)	(0.38)	—
Net asset value at end of period	$14.55	$15.04	$15.31	$14.59	$—
Per share market value at end of period	$13.18	$17.47	$16.99	$12.60	$—
Total return based on market value(2)	(15.90%)	12.65%	44.90%	(13.46%)	—
Total return based on net asset value(2)	7.84%	7.62%	12.76%	7.40%	—
Shares outstanding at end of period	29,520,379	19,949,065	7,069,873	7,055,100	—
Average weighted shares outstanding for period	23,626,642	15,724,095	7,056,846	7,055,100	—
Ratio / Supplemental Data:
Net assets at end of period (in thousands)	$429,623	$300,048	$108,270	$102,967	$—
Annualized ratio of operating expenses to average net assets	9.62%	7.36%	8.19%	5.52%	—

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004(3)
Annualized ratio of net operating income to average net assets	12.66%	9.71%	7.90%	8.50%	—

(1)	Financial highlights are based on weighted average shares.
(2)
Total return based on market value is based on the change in market price per share between the opening and ending market prices per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan.  Total return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in each period and assumes that dividends are reinvested in accordance with our dividend reinvestment plan.  The total returns are not annualized.

(3)	Financial Highlights as of June 30, 2004 are considered not applicable as the initial offering of common stock did not occur as of this date.

Note 9.     Litigation

From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business.  These matters may relate to intellectual property, employment, tax, regulation, contract or other matters.  The resolution of these matters as they arise will be subject to various uncertainties and, even if such claims are without merit, could result in the expenditure of significant financial and managerial resources.

On December 6, 2004, Dallas Gas Partners, L.P. ("DGP") served us with a complaint filed November 30, 2004 in the U.S. District for the Southern District of Texas, Galveston Division.  DGP alleges that DGP was defrauded and that we breached our fiduciary duty to DGP and tortiously interfered with DGP's contract to purchase Gas Solutions, Ltd. (a subsidiary of our portfolio company, GSHI) in connection with our alleged agreement in September 2004 to loan DGP funds with which DGP intended to buy Gas Solutions, Ltd. for approximately $26,000.  The complaint sought relief not limited to $100,000.  On November 30, 2005, U.S. Magistrate Judge John R. Froeschner of the U.S. District Court for the Southern District of Texas, Galveston Division, issued a recommendation that the court grant our Motion for Summary Judgment dismissing all claims by DGP.  On February 21, 2006, U.S. District Judge Samuel Kent of the U.S. District Court for the Southern District of Texas, Galveston Division issued an order granting our Motion for Summary Judgment dismissing all claims by DGP, against us.  On May 16, 2007, the Court also granted us summary judgment on DGP's liability to us on our counterclaim for DGP's breach of a release and covenant not to sue.  On January 4, 2008, the Court, Judge Melinda Harmon presiding, granted our motion to dismiss all DGP's claims asserted against certain of our officers and affiliates.  On August 20, 2008, Judge Harmon entered a Final Judgment dismissing all of DGP's claims.  Our damage claims against DGP remain pending.

In May 2006, based in part on unfavorable due diligence and the absence of investment committee approval, we declined to extend a loan for $10 million to a potential borrower ("plaintiff").  Plaintiff was subsequently sued by its own attorney in a local Texas court for plaintiff's failure to pay fees owed to its attorney.  In December 2006, plaintiff filed a cross-action against us and certain affiliates (the "defendants") in the same local Texas court, alleging, among other things, tortious interference with contract and fraud.  We petitioned the United States District Court for the Southern District of New York (the "District Court") to compel arbitration and to enjoin the Texas action.  In February 2007, our motions were granted.  Plaintiff appealed that decision.  On July 24, 2008, the Second Circuit Court of Appeals affirmed the judgment of the District Court.  The arbitration commenced in July 2007 and concluded in late November 2007.  Post-hearing briefings were completed in February 2008.  On April 14, 2008, the arbitrator rendered an award in our favor, rejecting all of plaintiff's claims.  On April 18, 2008, we filed a petition before the District Court to confirm the award, which is now pending.

Note 10.   Revolving Credit Agreements

On February 21, 2006, we entered into a $20,000 senior secured revolving credit facility (the "Previous Credit Facility") with Bank of Montreal as administrative agent and Harris Nesbitt Corp. as sole lead arranger and sole book runner.  The Previous Credit Facility supplemented our equity capital and provided funding for additional portfolio investments.  All amounts borrowed under the Previous Credit Facility would have matured, and all accrued and unpaid interest thereunder would have been due and payable within six months of the date of the borrowing.  The Previous Credit Facility had a termination date of August 21, 2006.  On May 11, 2006, the Previous Credit Facility was increased to $30,000.

On July 26, 2006, we closed a $50,000 revolving credit facility (the "Facility") with HSH Nordbank AG as administrative agent and sole lead arranger, replacing the $30,000 Previous Credit Facility.  This Facility was used, together with our equity capital, to make additional long-term investments.  Interest on borrowings under the Facility is charged, at our option, at either (i) LIBOR plus the applicable spread, ranging from 200 to 250 basis points (the refinanced facility being at 250 basis points over LIBOR), or (ii) the greater of the lender prime rate or the U.S. Federal funds effective rate plus 50 to 100 basis points.  The applicable spread decreases as our equity base increases.

On June 6, 2007, we closed on a $200,000 three-year revolving credit facility (as amended on December 31, 2007) with Rabobank Nederland as administrative agent and sole lead arranger (the "Rabobank Facility").  The Rabobank Facility refinanced the $50,000 Facility with HSH Nordbank AG.  Interest on the Rabobank Facility is charged at LIBOR plus 175 basis points.  Additionally, Rabobank charges a fee on the unused portion of the facility.  Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increases to 50.0 basis points per annum if that unused portion is greater than 50% of the total amount of the facility.  At June 30, 2008, the investments used as collateral for the Rabobank Facility had an aggregate market value of $369,418, which represents 86.0% of net assets.

As of June 30, 2008, we had drawn down $91,167 on the Rabobank Facility.

Note 11.   Selected Quarterly Financial Data (Unaudited)
	Investment Income		Net Investment Income		Net Realized and Unrealized Gains (Losses)		Net Increase (Decrease) in Net Assets from Operations
Quarter Ended	Total	Per Share(1)	Total	Per Share(1)	Total	Per Share(1)	Total	Per Share (1)
September 30, 2005	3,109	0.44	1,415	0.20	58	0.01	1,473	0.21
December 31, 2005	3,935	0.56	2,040	0.29	488	0.07	2,528	0.36
March 31, 2006	4,026	0.57	2,126	0.30	829	0.12	2,955	0.42
June 30, 2006	5,799	0.82	2,977	0.42	2,963	0.42	5,940	0.84
September 30, 2006	6,432	0.65	3,274	0.33	690	0.07	3,964	0.40
December 31, 2006	8,171	0.60	4,493	0.33	(1,553)	(0.11)	2,940	0.22
March 31, 2007	12,069	0.61	7,015	0.36	(2,039)	(0.10)	4,976	0.26
June 30, 2007	14,009	0.70	8,349	0.42	(3,501)	(0.18)	4,848	0.24
September 30, 2007	15,391	0.77	7,865	0.39	685	0.04	8,550	0.43
December 31, 2007	18,563	0.80	10,660	0.46	(14,346)	(0.62)	(3,686)	(0.16)
March 31, 2008	22,000	0.92	12,919	0.54	(14,178)	(0.59)	(1,259)	(0.05)
June 30, 2008	23,448	0.85	13,669	0.50	10,317	0.38	23,986	0.88
____________________
(1)	Per share amounts are calculated using weighted average shares during period.

Note 12.   Subsequent Events

On July 3, 2008, we exercised our warrant for 4,960,585 shares of common stock in Deep Down, Inc.  As permitted by the terms of the warrant, we elected to make this exercise on a cashless basis entitling us to 2,618,129 common shares.  On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

On August 1, 2008, we provided $7,400 in debt financing to Castro Cheese Company, Inc., or Castro, based in Houston, Texas.  Castro is a leading manufacturer, marketer, and distributor of Hispanic cheeses and creams.

On August 4, 2008, we provided $15,000 in debt financing to support the take-private acquisition of the TriZetto Group, or TriZetto.  TriZetto is a leading healthcare information technology company.

On August 26, 2008, we provided a $26,000 senior secured debt financing and co-invested $2,300 in equity alongside Great Point Partners, LLC ("Great Point") in its growth recapitalization of BNN Holdings Corp. d/b/a Biotronic NeuroNetwork ("Biotronic"), based in Ann Arbor, Michigan.  Biotronic is the largest independent national provider of intra-operative neurophysiological monitoring services.

On August 27, 2008, R-V Industries repaid the $7,526 debt that it owed us.

$500,000,000

(COMPANY LOGO)

Common Stock
Preferred Stock
Warrants
Debt Securities

_________________________

PROSPECTUS

_________________________

, 2009

PART C — OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements

The following statements of Prospect Capital Corporation (the "Company" or the "Registrant") are included in Part A of this Registration Statement:

INDEX TO FINANCIAL STATEMENTS

Financial Statements	PAGE

UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Assets and Liabilities as of September 30, 2008 (Unaudited) and June 30, 2008
Consolidated Statements of Operations (Unaudited) — For the Three Months Ended September 30, 2008 and September 30, 2007
Consolidated Statements of Changes in Net Assets (Unaudited) — For the Three Months Ended September 30, 2008 and September 30, 2007
Consolidated Statements of Cash Flows (Unaudited) — For the Three Months Ended September 30, 2008 and September 30, 2007
Consolidated Schedule of Investments as of September 30, 2008 (Unaudited) and June 30, 2008 (Audited)
Notes to Consolidated Financial Statements (Unaudited)

AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Assets and Liabilities as of June 30, 2008 and June 30, 2007
Consolidated Statements of Operations — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Statements of Changes in Net Assets — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Statements of Cash Flows — For the Years Ended June 30, 2008, June 30, 2007 and June 30, 2006
Consolidated Schedule of Investments as of June 30, 2008
Consolidated Schedule of Investments as of June 30, 2007
Notes to Financial Statements

(2) Exhibits

Exhibit No.	Description
(a)(1)	Articles of Incorporation[1]
(a)(2)	Articles of Amendment and Restatement[2]
(a)(3)	Articles of Amendment[5]
(b)(1)	Bylaws[2]
(b)(2)	Amended and Restated Bylaws[2]
(c)	Not Applicable
(d)(1)	Form of Share Certificate[2]
(d)(2)	Form of Indenture†
(e)	Form of Dividend Reinvestment Plan[2]
(f)	Not Applicable
(g)	Form of Investment Advisory Agreement between Registrant and Prospect Capital Management LLC[2]

Exhibit No.	Description

LLC[2]
(h)	Underwriting Agreement†
(i)	Not Applicable
(j)	Form of Custodian Agreement[3]
(k)(1)	Form of Administration Agreement between Registrant and Prospect Administration LLC[2]
(k)(2)	Form of Transfer Agency and Registrar Services Agreement[3]
(k)(3)	Form of Trademark License Agreement between the Registrant and Prospect Capital Management[2]
(k)(4)
Loan and Servicing Agreement dated June 6, 2007 among Prospect Capital Funding, LLC, Prospect Capital Corporation, and Coöperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch[5]

(k)(5)
First Amendment to Loan and Servicing Agreement dated December 31, 2007 among Prospect Capital Funding LLC, Prospect Capital Corporation and Coöperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch[7]

(l)(1)	Opinion and Consent of Clifford Chance US LLP, counsel for Registrant[5]
(l)(2)	Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant[5]
(m)	Not Applicable
(n)	Consent of independent registered public accounting firm for Registrant
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics[6]

1
Incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.

2
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

3
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 23, 2004.

4	Incorporated by reference to the corresponding exhibit number to the Registrant's Form 8-K under the Securities Act of 1933.
5
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-143819), filed on September 5, 2007.

6
Incorporated by reference to the corresponding exhibit number to the Registrant's Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

7	Incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-Q filed on February 11, 2008.
†	To be filed by amendment.

ITEM 26.  MARKETING ARRANGEMENTS

The information contained under the heading "Plan of Distribution" on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**

Commission registration fee	$15,350
NASDAQ Global Select Additional Listing Fees	22,500
FINRA filing fee	50,500
Accounting fees and expenses	50,000
Legal fees and expenses	750,000
Printing and engraving	700,000
Financial advisory fee	10,000
Miscellaneous fees and expenses	15,000
Total	$1,613,350

**           These amounts are estimates.

All of the expenses set forth above shall be borne by the Company.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

As of September 30 , 2008, the Registrant owns a controlling interest in the following companies: a 100% interest in Gas Solutions Holdings, Inc., a Delaware corporation; a 49% interest in Integrated Contract Services, Inc., a Delaware corporation; a 79.83% interest in Iron Horse Coiled Tubing, Inc., an Alberta corporation; a 80% interest in NRG Manufacturing, Inc., a Texas corporation; a 74.51% interest in R-V Industries, Inc., a Pennsylvania corporation; a 76.5% interest in Ajax Acquisitions Corp., a Delaware Corporation; a 100% interest in Worcester Energy Holdings, Inc., a Maine corporation (as well as an indirect controlling interest in Biochips LLC, a Maine limited liability company 51% owned by Worcester Energy Holdings, Inc.); a 51% interest in Worcester Energy Corporation, a Maine corporation; a 51% interest in Worcester Energy Partners, Inc., a Delaware corporation (as well as an indirect controlling interest in Precision Logging & Landclearing, Inc., a Delaware corporation 100% owned by Worcester Energy Partners, Inc.); and a 100% interest in Yatesville Coal Holdings, Inc., a Delaware corporation (as well as indirect controlling interests in Eastern Kentucky Coal Holdings, Inc., a Delaware corporation, North Fork Collieries LLC, a Delaware corporation, E&L Construction Inc., a Kentucky corporation and C&A Construction Inc., a Kentucky corporation, each of which is 100% owned by Yatesville, and Genesis Coal Corp., a Kentucky corporation 78% owned by Yatesville).

Prospect Capital Management LLC, a Delaware limited liability company,  owns shares of the Registrant, representing 1.25% of the common stock outstanding.  Without conceding that Prospect Capital Management controls the Registrant, an affiliate of Prospect Capital Management is the general partner of, and may be deemed to control, the following entities:

Name	Jurisdiction of Organization
Prospect Street Ventures I, LLC	Delaware
Prospect Management Group LLC	Delaware
Prospect Street Broadband LLC	Delaware
Prospect Street Energy LLC	Delaware
Prospect Administration LLC	Delaware

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at November 30, 2008.

Title of Class	Number of Record Holders
Common Stock, par value $.001 per share	47

ITEM 30.  INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.  Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.  Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.  The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.  In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity.  Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.  In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management LLC (the "Adviser") and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Investment Advisory Agreement or otherwise as an Investment Adviser of the Company.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC's services under the Administration Agreement or otherwise as administrator for the Company.

The Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a "Sub-Administrator") pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities hereunder.  Any such sub-administration agreements shall be in accordance with the requirements of the 1940 Act and other applicable U.S. Federal and state law and shall contain a provision requiring the Sub-Administrator to comply with the same restrictions applicable to the Administrator.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing member, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled "Management." Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No.801-62969), and is incorporated herein by reference.

 ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016;

(2) the Transfer Agent, American Stock Transfer & Trust Company;

(3) the Custodian, U.S. Bank National Association; and

(4) the Adviser, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

ITEM 33.  MANAGEMENT SERVICES

Not Applicable.

ITEM 34.  UNDERTAKINGS

1.  The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2.  Any securities not taken in a rights offering by stockholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof.  If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

3.  The Registrant undertakes that:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)
that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)
to file a post-effective amendment to the registration statement in connection with any offering of common shares at a price, net of underwriting discounts or commissions, below the Registrant's net asset value per share or in connection with the issuance of rights or warrants.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 29th day of January, 2009.

PROSPECT CAPITAL CORPORATION

By:	/s/ John F. Barry III
John F. Barry III
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 29, 2009.  This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ John F. Barry III	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
John F. Barry III

/s/ M. Grier Eliasek	Chief Operating Officer and Director
M. Grier Eliasek

/s/ Brian H. Oswald	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)
Brian H. Oswald

/s/ Graham D.S. Anderson	Director
Graham D.S. Anderson

/s/ F. Lee Liebolt, Jr.	Director
F. Lee Liebolt, Jr.

/s/ Eugene S. Stark	Director
Eugene S. Stark

EXHIBIT INDEX

Exhibit	Document
99.N	Consent of Independent Registered Public Accounting Firm*

*Filed herewith.